Filed Pursuant to Rule 424(b)(3)
Registration No. 333-144521

PROSPECTUS

ImmunoCellular Therapeutics, Ltd.

25,236,376 Shares of Common Stock

This prospectus relates to the resale of up to 11,340,369 shares of our currently outstanding common stock that are owned by some of our stockholders and 13,896,007 shares of our common stock issuable upon the exercise of common stock purchase warrants or options held by some of our securityholders named in this prospectus. These shares of common stock, warrants and options were issued to the selling securityholders in connection with our merger with a privately held company in 2006 or certain private placements that we completed in 2007. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. We will, however, receive the exercise price of the warrants and options if and when these warrants or options are exercised by the selling securityholders. We will pay the expenses of registering these shares.

Our common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol IMUC. On April 21, 2009, the last reported price of our common stock was $0.37 per share.

The shares included in this prospectus may be reoffered and resold directly by the selling securityholders in accordance with one or more of the methods described in the “Plan of Distribution,” which begins on page 60 of this prospectus. We will not control or determine the price at which the selling securityholders decide to sell their shares. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

You should understand the risks associated with investing in our common stock. Before making an investment, read the “Risk Factors,” which begin on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 14, 2009

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is contained in this prospectus. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus; it does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus before making an investment decision.

Throughout this prospectus, the terms “we,” “us,” “our,” and “our company” refer to ImmunoCellular Therapeutics, Ltd., a Delaware corporation formerly known as Optical Molecular Imaging, Inc.

Overview

ImmunoCellular Therapeutics, Ltd. is a development stage company that is seeking to develop and commercialize new therapeutics to fight cancer using the immune system. Our product candidate portfolio includes peptide based cellular immunotherapies targeting cancer stem cells, cellular immunotherapies targeting cancer antigens, and monoclonal antibodies to diagnose and treat several different cancers. Our lead product candidate is a peptide based off-the-shelf vaccine to target glioblastoma multiforme, the most common brain tumors, for which we plan to file an IND in the third quarter of 2009. This vaccine targets cancer stem cells, which are believed by many scientists to be roots of cancer, and may be applicable in multiple cancer indications. We have also recently completed a Phase I clinical trial of our dendritic cell based vaccine product candidate to treat glioblastoma multiforme which was initiated in May 2007. In addition, we have several monoclonal antibody product candidates targeting small cell lung cancer, pancreatic cancer, multiple myeloma and ovarian cancer. Through two important acquisitions in the last three years, we are building capabilities to develop new cancer immunotherapeutic products harnessing mechanisms of immune system surveillance in the human body.

In November 2006, we acquired an exclusive, worldwide license from Cedars-Sinai Medical Center (“Cedars-Sinai”) to certain technology for use as cellular-based therapies, including dendritic cell-based vaccines for neurological disorders that include brain tumors and neurodegenerative disorders and other cancers. This technology is covered by a number of pending U.S. and foreign patent applications. In June 2008, we licensed an additional technology from Cedars-Sinai to target cancer stem cells which may be applicable for brain tumors as well as several other cancer indications.

In February 2008, we entered into an agreement with Molecular Discoveries LLC, a New York limited liability company (“Molecular Discoveries”), covering our acquisition of certain monoclonal antibody related technology owned by Molecular Discoveries and completed the acquisition of the technology on that date. The technology acquired under the Molecular Discoveries agreement and now owned by us consists of (1) a platform technology referred to by Molecular Discoveries as DIAAD for the potentially rapid discovery of targets (antigens) and monoclonal antibodies for diagnosis and treatment of diverse human diseases and (2) certain monoclonal antibody candidates for the potential detection and treatment of multiple myeloma, small cell lung, pancreatic and ovarian cancers. The monoclonal antibodies are covered by issued patents and pending patent applications in the fields of multiple myeloma, small cell lung and ovarian cancers.

We contemplate commencing the initial phase of development of a diagnostic/prognostic product for small cell lung cancer and a therapeutic product for the treatment of small cell lung and pancreatic cancers, based upon the acquired proprietary monoclonal antibody candidates. The monoclonal antibody technology is at a pre-clinical stage of development and will require further development before an IND can potentially be filed for human testing of any of the acquired product candidates.

We do not currently anticipate that we will derive any revenues from either product sales or licensing during the foreseeable future. We do not have any bank credit lines and have financed all of our prior operations through the sale of securities. The estimated cost of completing the development of our current lead product candidate and of obtaining all required regulatory approvals to market that product candidate is substantially greater than the amount of funds we currently have available. We believe that our existing cash balances will be sufficient to fund our currently planned level of operations through at least June 2010. We will seek to obtain additional funds through various financing sources, including possible sales of our securities, and in the longer term through strategic alliances with other pharmaceutical or biopharmaceutical companies, but there can be no assurance that we will be able to obtain any additional funding from any potential financing sources, or create any such alliances, or that the terms under which we would obtain any funding will be sufficient to fund our operations.

History

We filed our original Certificate of Incorporation with the Secretary of State of Delaware on March 20, 1987 under the name Redwing Capital Corp. On June 16, 1989, we changed our name to Patco Industries, Ltd. and conducted an unrelated business under that name until 1994. On January 30, 2006, we amended our Certificate of Incorporation to change our name to Optical Molecular Imaging, Inc. in connection with our merger on January 31, 2006 with Spectral Molecular Imaging, Inc. On November 2, 2006, we amended our Certificate of Incorporation to change our name to ImmunoCellular Therapeutics, Ltd. to reflect our disposition of our Spectral Molecular Imaging subsidiary and our acquisition of our cellular-based technology from Cedars-Sinai.

Our principal executive offices are located at 21900 Burbank Boulevard, 3rd Floor, Woodland Hills, California 91367, and our telephone number at that address is (818) 992-2907.

The Offering

This offering involves 25,236,376 shares of our common stock issued or issuable to the selling securityholders, consisting of the following:

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694,000 shares of our common stock that we issued to Cedars-Sinai in November 2006 in connection with our acquiring a license to that institution’s cellular-based technology; 5,933,424 shares of our common stock issuable to Dr. John Yu upon exercise of options with an exercise price of $1.00 per share granted to Dr. Yu in November 2006 in consideration for his agreeing to serve as our Chief Scientific Officer and in consideration for his relinquishment of his royalty interest in the Cedars-Sinai technology that we licensed; and 51,111 shares of common stock and 1,400,000 shares of our common stock issuable to Dr. Keith Black upon exercise of options with an exercise price of $1.10 per share granted to Dr. Black in January 2007 in consideration for his agreeing to serve as Chairman of our Scientific Advisory Board.

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150,000 shares of our common stock that we issued and another 150,000 shares of our common stock that are issuable upon exercise of warrants with a current exercise price of $0.25 per share that we sold to three investors in a financing in October 2006 and November 2006; and 150,000 shares of our common stock issuable upon exercise of an option with an exercise price of $1.00 per share granted in November 2006 for the services of our then Chairman of the Board.

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1,360,000 shares of our common stock that we issued and another 1,360,000 shares of our common stock that are issuable upon exercise of warrants with a current exercise price of $0.25 per share that we issued in January 2006. We issued these shares and warrants in January 2006 to former securityholders of Spectral Molecular Imaging in connection with our merger with that company in exchange for shares and warrants issued to them in a January 2006 financing by Spectral Molecular Imaging.

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5,093,593 shares of our common stock and 300,000 shares of our common stock issuable upon exercise of warrants to purchase shares of our common stock at $0.15 per share issued to all of the other securityholders of Spectral Molecular Imaging in connection with our merger with that company; and 500,000 shares of our common stock held by certain of our other shareholders at the time of the merger.

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1,000,000 shares of our common stock and warrants to purchase 1,666,668 shares of our common stock with a current exercise price of $0.25 per share that we issued in a private placement by February 2007 and April 2007 to an institutional investor for an aggregate purchase price of $1,500,000.

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2,531,603 shares of our common stock and warrants to purchase 2,531,603 shares of our common stock with a current exercise price of $.25 per share, that we issued in a private placement to investors in April 2007 and May 2007 for an aggregate purchase price of $3,797,405. Of the 2,531,603 shares of common stock, 50,000 shares have been sold and are not included in this prospectus.

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404,312 shares of our common stock that are issuable upon exercise of warrants with a current exercise price of $0.25 per share that we issued to three individuals who assisted us in identifying certain of the investors in the 2007 private placements.

•	10,062 shares of our common stock were issued to Daniel L. Farkas upon his exercise of his stock option in December 2006.

Common stock offered by the selling securityholders	25,236,376(1)

Common stock currently outstanding	12,682,493(2)

Common stock to be outstanding after the offering, assuming no exercise of the warrants and options for the shares covered by this prospectus	12,682,493(2)

Common stock to be outstanding after the offering, assuming the exercise of all warrants and options for the shares covered by this prospectus	26,578,500(1)

OTC Bulletin Board Trading Symbol	IMUC

Risk Factors	An investment in our common stock involves significant risks. See “Risk Factors” beginning on page 4.

(1)	Includes 6,412,583 shares of common stock issuable upon exercise of outstanding warrants (with exercise prices ranging from $0.15 to $0.25 per share) and 7,483,424 shares of common stock issuable upon exercise of outstanding options (with exercise prices ranging from $1.00 to $1.10 per share).
(2)	Does not include 10,701,334 shares of common stock issuable upon the exercise of outstanding options (with exercise prices ranging from $0.15 to $1.35 per share) and 6,412,583 shares of common stock issuable upon the exercise of outstanding warrants (with exercise prices ranging from $0.15 to $0.25 per share).

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before deciding to invest in or maintain your investment in our company. The risks described below are not intended to be an all-inclusive list of all of the potential risks relating to an investment in our securities. If any of the following or other risks actually occur, our business, financial condition or operating results and the trading price or value of our securities could be materially adversely affected.

Risks Related To Our Business

We are a development-stage company subject to all of the risks and uncertainties of a new business, including the risk that we may never market any products or generate revenues.

We are a recently formed development-stage company that has only recently commenced any significant research and development activity. There is no assurance that we will be able to satisfactorily develop our dendritic cell-based cancer vaccine technology and to market our proposed product candidates or that our proposed product candidates will generate revenues or that any revenues generated will be sufficient for us to become profitable or thereafter maintain profitability. We have not generated any revenues to date, and we do not expect to generate any such revenues for a number of years.

Our lead product candidate, a cancer stem cell vaccine for the treatment of glioblastoma multiforme and other cancers is in an early stage of development, has not been subjected to any human testing and will require extensive testing and regulatory marketing approvals before commercialization. Our cell-based vaccine technologies and our recently acquired molecular antibody based technology currently are our primary platform technologies, and our commercial prospects will be heavily dependent on the outcome of the contemplated clinical trials for our lead vaccine product candidate and our ability to successfully develop and then clinically test one or more molecular antibody product candidates. We have only two full-time employees, including our President and Chief Executive Officer, have limited resources and may not possess the ability to successfully overcome many of the risks and uncertainties frequently encountered by early stage companies involved in the new and rapidly evolving field of biotechnology in general and cancer immunotherapies and molecular antibodies in particular. You must consider that we may not be able to:

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obtain additional financial resources necessary to develop, test, manufacture and market our lead or other vaccine product candidates, our molecular antibody product candidates or any future product candidates;

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engage corporate partners to assist in developing, testing, manufacturing and marketing our lead or other vaccine product candidates, our molecular antibody product candidates or any future product candidates;

•	satisfy the requirements of acceptable pre-clinical and clinical trial protocols, including timely patient enrollment;

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establish and demonstrate or satisfactorily complete the research to demonstrate at various stages the pre-clinical and clinical efficacy and safety of our lead or other vaccine product candidates, our molecular antibody product candidates or any future product candidates; and

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market our lead or other vaccine product candidates, our molecular antibody product candidates or any future product candidates to achieve acceptance and use by the medical community and patients in general and produce revenues.

We have a history of losses, expect future losses and cannot assure you that we will ever become or remain profitable.

We have not generated any revenues and have incurred operating losses since our inception and we expect to continue to incur operating losses for the foreseeable future. There is no assurance that we will be able to develop or market products in the future that will generate revenues or that any revenues generated will be sufficient for us to become profitable or thereafter maintain profitability. In the event that our operating losses are greater than anticipated or continue for longer than anticipated, we will need to raise significant additional capital sooner, or in greater amounts, than otherwise anticipated in order to be able to continue development of our present or future product candidates and maintain our operations.

We will need to obtain significant additional capital, which additional funding may dilute our existing stockholders.

We believe that our existing cash balances will be sufficient to fund our currently planned level of operations through at least June 2010. We will need significant funding to carry out all of our planned development work on our lead vaccine product candidate, our molecular antibody product candidates and future product candidates and to expand the scope of our operations (including seeking to employ additional support personnel on a full-time basis). If we are unable to obtain sufficient capital on a timely basis, the development of our current or any future product candidates could be delayed, and we could be forced to reduce the scope of our research and development projects or otherwise limit or terminate our operations altogether.

We have not identified the sources for the additional financing that we will require, and we do not have commitments from any third parties to provide this financing. Certain investors may be unwilling to invest in our securities since we are traded on the OTC Bulletin Board and not on a national securities exchange, particularly if there is only limited trading in our common stock on the OTC Bulletin Board at the time we seek financing. The volume and frequency of such trading has been limited to date. There is no assurance that sufficient funding through a financing will be available to us at acceptable terms or at all. Any additional funding that we obtain in a financing is likely to reduce the percentage ownership of the company held by our existing securityholders. The amount of this dilution may be substantially increased if the trading price of our common stock has declined at the time of any financing from its current levels. We may seek SBIR or other government grants to conduct a portion of our planned research and development work in addition to certain equity financing. We have not yet submitted any requests for these grants, the competition for obtaining these grants is intense and there is no assurance that we will secure any grant funding on a timely basis or at all.

Our access to Dr. Yu’s research laboratory at Cedars-Sinai may be limited.

We are heavily dependent upon Dr. John Yu, both for past research and as we develop our lead vaccine product candidate or any other or future vaccine product candidates. His laboratory at Cedars-Sinai has been financed in part by Cedars-Sinai (which is the licensor of our cellular-based therapy technology) and the National Institutes of Health (“NIH”). Cedars-Sinai or the NIH or other governmental agencies could promulgate new rules and regulations that might interfere with our product development or ownership rights if we wish to access on a contractual basis Dr. Yu’s laboratory at Cedars-Sinai in connection with our research and development activities.

Our current product candidates and any future product candidates will be based on novel technologies and are inherently risky.

We are subject to the risks of failure inherent in the development of products based on new technologies. The novel nature of the therapies creates significant challenges in regards to product development and optimization, manufacturing, government regulation, third-party reimbursement and market acceptance. For example, the FDA has limited experience with cancer stem cell or dendritic cell-based therapeutics and has not yet approved any of these therapeutics for marketing, and the pathway to regulatory approval for our lead vaccine product candidate or any other or future vaccine product candidates may accordingly be more uncertain, complex and lengthy than the pathway for new conventional drugs. The targeting of cancer stem cells as a potential therapy is a recent development that may not become broadly accepted by scientists or pharmaceutical companies. In addition, the manufacture of biological products, including cancer stem cell or dendritic cell-based vaccines, could be more complex and difficult, and therefore, these potential challenges may prevent us from developing and commercializing products on a timely or profitable basis or at all.

We may elect to delay or discontinue preclinical studies or clinical trials based on unfavorable results. Any product candidate using a cellular therapeutic technology may fail to:

•	survive and persist in the desired location;

•	provide the intended therapeutic benefits;

•	properly integrate into existing tissue in the desired manner; or

•	achieve therapeutic benefits equal to or better than the standard of treatment at the time of testing.

In addition, our product candidates may cause undesirable side effects. Results of preclinical research with our lead or any other or future product candidates or clinical results with formulations used in earlier trials that are similar but not identical to our product candidate formulations may not be indicative of the results that will be obtained in later stages of preclinical or clinical research on our product candidates. If regulatory authorities do not approve our products or if we fail to maintain regulatory compliance, we would be unable to commercialize our products, and our business and results of operations would be harmed. Furthermore, because cancer stem cells and dendritic cells represent new forms of therapy, the marketplace may not accept any products we may develop that utilize these technologies. If we do succeed in developing products, we will face many potential obstacles, such as the need to obtain regulatory approvals and to develop or obtain manufacturing, marketing and distribution capabilities. In addition, we will face substantial additional risks, such as product liability claims.

Because of the early stage of development of our lead vaccine product candidate, we do not know if we will be able to generate data that will support the filing of a biologics license or new drug application for this product candidate or the FDA’s approval thereof. If we experience substantial delays, we may not have the financial resources to continue development of this product candidate or the development of any of our any other or future product candidates. Delays in clinical trials could reduce the commercial viability of our lead product candidate and any other or future product candidates.

We are required to pay substantial royalties under our license agreement with Cedars-Sinai, and we must meet certain milestones to maintain our license rights.

Under our license agreement with Cedars-Sinai for our cellular-based therapy technology, we will be required to pay substantial royalties to that institution based on our revenues from sales of our products utilizing this technology, and these royalty payments could adversely affect the overall profitability for us of any products that we may seek to commercialize. In order to maintain our license rights under the Cedars-Sinai license agreement, we will need to meet certain specified milestones, subject to certain cure provisions, in the development of our product candidate and in the raising of funding (including initiating a Phase II clinical trial of a vaccine product candidate by December 31, 2008). Because we did not initiate a Phase II trial of a vaccine product candidate by December 31, 2008, we may lose our rights in the technology licensed from Cedars-Sinai unless that institution waives or modifies that milestone requirement. Although we anticipate that we will be able to obtain an acceptable waiver or modification from Cedars-Sinai, we have not yet sought this waiver or modification, and we could encounter unexpected difficulties in securing it. There also is no assurance that we will be successful in meeting other future milestones on a timely basis or at all.

Before we can market our lead product candidate or any other or future product candidates, we must obtain governmental approval for each of these product candidates, the application and receipt of which is time-consuming, costly and uncertain.

Our current product candidates and any future product candidates that we will be developing will require approval of the U.S. Food and Drug Administration (“FDA”) before they can be marketed in the U.S. Although our focus at this time is primarily on the U.S. market, in the future similar approvals will need to be obtained from foreign regulatory agencies before we can market our current and proposed product candidates in other countries. The process for filing and obtaining FDA approval to market therapeutic products is both time-consuming and costly, with no certainty of a successful outcome. The historical failure rate for companies seeking to obtain FDA approval of therapeutic products is high and no cancer stem cell or dendritic cell-based cancer vaccine has to date been approved by the FDA. This process includes conducting extensive pre-clinical research and clinical testing, which may take longer and cost more than we initially anticipate due to numerous factors, including without limitation, difficulty in securing appropriate centers to conduct trials, difficulty in enrolling patients in conformity with required protocols in a timely manner, unexpected adverse reactions by patients in the trials to our proposed product candidates and changes in the FDA’s requirements for our testing during the course of that testing. The FDA may require pre-clinical work for our molecular antibody product candidates beyond what we currently plan to conduct, which could necessitate significant expenditures on our part that we have not budgeted and which could significantly delay the commencement of clinical trials for these product candidates. The formulation of our lead vaccine product candidate needs to be developed and has not been previously tested in patients, and we may encounter unexpected and adverse immune responses or other side effects in the patients whom we test with this product candidate.

The time required to obtain FDA and other approvals is unpredictable but often can exceed five years following the commencement of clinical trials, depending upon the complexity of the product and other factors. Any analysis we perform of data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unexpected delays or increased costs due to a variety of reasons, including new government regulations from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review.

Any delay or failure in our clinical trial program and in obtaining required approvals would have a material adverse effect on our ability to generate revenues from the particular product. Furthermore, any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These limitations may limit the size of the market for the product.

Our lead vaccine product candidate and any other or future product candidates may not be eligible for Orphan Drug status.

The United States and Europe may designate drugs for relatively small patient populations as orphan drugs. Orphan Drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process, but does make the product eligible for orphan drug exclusivity, reduced filing fees and specific tax credits. Generally, if a company receives the first marketing approval for a product with an Orphan Drug designation in the clinical indication for which it has such designation, the product is entitled to orphan drug exclusivity. Orphan drug exclusivity means that the FDA will not approve another application to market the same drug for the same indication, except in limited circumstances, for a period of seven years in the United States. This exclusivity, however, could block the approval of our proposed product candidates if a competitor obtains marketing approval before us. We may seek orphan drug status for our peptide based cancer stem cell vaccine to treat glioblastoma multiforme and other diseases if we meet the eligibility criteria. However, even if we obtain orphan drug exclusivity for any of our proposed product candidates, we may not be able to maintain it. For example, if a competitive product is shown to be clinically superior to our product, any orphan drug exclusivity we have will not block the approval of such competitive product.

Fast Track designation for development of our lead vaccine product candidate or any other potential product candidate may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidate will receive marketing approval.

If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track designation for a particular indication. Marketing applications filed by sponsors of products in Fast Track development may qualify for priority review under the policies and procedures offered by the FDA, but the Fast Track designation does not assure any such qualification or ultimate marketing approval by the FDA. Receipt of Fast Track designation may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures. In addition, the FDA may withdraw any Fast Track designation at any time. We may seek Fast Track designation for our lead glioblastoma multiforme vaccine candidate or any other product candidates, but there is no assurance that the FDA will grant this status to any of our proposed product candidates.

Because our current product candidates represent and our other future potential product candidates will represent novel approaches to the treatment of disease, there are many uncertainties regarding the development, the market acceptance, third-party reimbursement coverage and the commercial potential of our product candidates.

There is no assurance that the approaches offered by our current product candidates or any future product candidates will gain broad acceptance among doctors or patients or that governmental agencies or third-party medical insurers will be willing to provide reimbursement coverage for proposed product candidates. Moreover, we do not have internal marketing data research resources and are not certain of and have not attempted to independently verify the potential size of the commercial markets for our current product candidates or any future product candidates. Since our current product candidates and any future product candidates will represent new approaches to treating various conditions, it may be difficult, in any event, to accurately estimate the potential revenues from these product candidates. We may spend large amounts of money trying to obtain approval for these product candidates, and never succeed in doing so. In addition, these product candidates may not demonstrate in large sets of patients the pharmacological properties ascribed to them in the laboratory studies or smaller groups of patients, and they may interact with human biological systems in unforeseen, ineffective or even harmful ways either before or after they are approved to be marketed. We do not yet have sufficient information to reliably estimate what it will cost to commercially manufacture our current product candidates or any future product candidates, and the actual cost to manufacture these products could materially and adversely affect the commercial viability of these products. Certain of our cell-based vaccine product candidates may be formulated with cells harvested and processed from individual target patients, which could limit the target patient population for these vaccines and could require complex and costly manufacturing processes to produce these vaccines on a commercial basis. As a result, we may never succeed in developing a marketable product. If we do not successfully develop and commercialize products based upon our approach, we will not become profitable, which would materially and adversely affect the value of our common stock.

Other factors that are presently unknown to us that we believe will materially affect market acceptance of our current product candidates or any future product candidates include:

•	the timing of our receipt of any marketing approvals, the terms of any approvals and the countries in which approvals are obtained;

•	the safety, efficacy and ease of administration;

•	the availability of government and third-party payor reimbursement;

•	the pricing of our product candidates, particularly as compared to alternative treatments; and

•	the availability of alternative effective forms of treatments, at that time, for the diseases that the product candidates we are developing are intended to treat.

Adverse publicity regarding cellular therapies could impact our business.

Although we are not utilizing embryonic stem cells, adverse publicity due to the ethical and social controversies surrounding the use of such cells or any adverse reported side effects from any stem cell, dendritic or other cell therapy clinical trials or to the failure of such trials to demonstrate that these therapies are efficacious could materially and adversely affect our ability to raise capital or recruit managerial or scientific personnel or obtain research grants.

As an early stage small company that will be competing against numerous large, established companies that have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than we have, we will be at a significant competitive disadvantage.

The pharmaceutical and biopharmaceutical industry is characterized by intense competition and rapid and significant technological changes and advancements. Many companies, research institutions and universities are doing research and development work in a number of areas similar to those that we focus on that could lead to the development of new products which could compete with and be superior to our product candidates.

Most of the companies with which we compete have substantially greater financial, technical, research, manufacturing, marketing, distribution and other resources than those of ours. A number of these companies may have or may develop technologies for developing products for treating various diseases, including brain cancers, that could prove to be superior to ours. We expect technological developments in the pharmaceutical and biopharmaceutical and related fields to occur at a rapid rate, and we believe competition will intensify as advances in these fields are made. Accordingly, we will be required to continue to devote substantial resources and efforts to research and development activities in order to potentially achieve and maintain a competitive position in this field. Products that we develop may become obsolete before we are able to market them or to recover all or any portion of our research and development expenses. We will be competing with respect to our products with companies that have significantly more experience and expertise in undertaking preclinical testing and human clinical trials with new or improved therapeutic products and obtaining regulatory approvals of such products. A number of these companies already market and may be in advanced phases of clinical testing of various drugs that will or may compete with our current product candidates or other future potential product candidates. Our competitors may develop or commercialize products more rapidly than we do or with significant advantages over any products we develop. Our competitors may therefore be more successful in commercializing their products than we are, which could adversely affect our competitive position and business.

In addition to larger pharmaceutical or biopharmaceutical companies that may develop different competing technologies or technologies within the cellular and stem cell field, we will be competing with a number of smaller biotechnology companies that are focused on cellular therapy and cancer vaccine technologies, which may include among others AVANT Therapeutics, Dendreon, Northwest Biotherapeutics, Antigenics, NeuralStem, Geron, NeuroNova, ReNeuron, Stemcells, Inc., Advanced Cell Technology and Osiris Therapeutics. We are aware that Dendreon and Northwest Biotherapeutics have conducted clinical trials with cancer vaccine product candidates utilizing dendritic cells (including a Northwest Biotherapeutics candidate for treating brain tumors), and AVANT Therapeutics is also currently conducting clinical trials to treat glioblastoma with their cancer vaccine. Other existing and new companies that may enter the field, may also be developing vaccines of this type.

Drugs targeting cancer stem cells is a new emerging field, and a number of companies are developing products that are in various stages of clinical or preclinical development. We will be competing with these companies, which may have more resources than we have. This list may include among others ChemGenex, GlaxoSmithKline, Geron, Stemline Therapeutics, OncoMed Pharmaceuticals, Raven and Arius Research. In addition, a number of academic and research centers are doing research in this area which may be commercialized by new or existing companies.

A number of monoclonal antibody products currently are being marketed for the treatment of cancer, including Rituxan®, Herceptin®, Compath®, Avastin®, Erbitux®, Vectibix®, Zevatin®, and Bexxar®, and numerous other monoclonal antibody based products are under development for the treatment of cancer. Accordingly, our monoclonal antibody products, if marketed, can be expected to compete with a number of monoclonal antibody products (as well as other products for the treatment of cancer) that are well established and marketed by substantial organizations.

Colleges, universities, governmental agencies and other public and private research organizations are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technologies that they have developed, some of which may be directly competitive with our lead product candidate or any future product candidates. The governments of a number of foreign countries are aggressively investing in cellular therapy research and promoting such research by public and private institutions within those countries. These domestic and foreign institutions and governmental agencies, along with pharmaceutical and specialized biotechnology companies, also can be expected to compete with us in recruiting qualified scientific personnel.

We will need to outsource and rely on third parties for the clinical development and manufacture, sales and marketing of our current product candidates or any future product candidates, and our future success will be dependent on the timeliness and effectiveness of the efforts of these third parties.

We do not have the required financial and human resources to carry out on our own all the pre-clinical and clinical development for our lead product candidate or any other or future product candidates, and do not have the capability and resources to manufacture, market or sell our current product candidates or any future product candidates. Vaccines are often administered with one or more adjuvants, which if necessary we will have to procure from a third-party source. We will need to rely on a firm with expertise in producing a humanized form of our molecular antibody product candidates. Our business model calls for the outsourcing of the clinical and other development and manufacturing, sales and marketing of our product candidates in order to reduce our capital and infrastructure costs as a means of potentially improving our financial position. We currently are seeking a partner or licensee to be responsible for the early stage development of our molecular antibody product candidates. Since we do not have any significant efficacy data for these product candidates, it will be more difficult for us to obtain partners or licensees on attractive terms or at all at this stage. Accordingly, we will seek to enter, at the appropriate time, into agreements with other companies that can assist us and provide certain capabilities that we do not possess. Even if we do succeed in securing these alliances, we may not be able to maintain them if, for example, development results are disappointing or approval of a product is delayed or sales of an approved product are below expectations. Furthermore, any delay in entering into agreements could delay the development and commercialization of our products and reduce their competitiveness even if they reach the market. Any such delay related to our agreements could adversely affect our business.

If any party to which we have outsourced certain functions fails to perform its obligations under agreements with us, the development and commercialization of our lead product candidate and any future product candidates could be delayed or terminated.

To the extent that we rely on third-party individuals or other companies to manage the day-to-day conduct of our clinical trials or to manufacture, sell or market our current product candidates or any future product candidates, we will be dependent on the timeliness and effectiveness of their efforts. If a clinical research management organization that we might utilize is unable to allocate sufficient qualified personnel to our studies or if the work performed by it does not fully satisfy the rigorous requirements of the FDA, we may encounter substantial delays and increased costs in completing our clinical trials. If a firm producing humanized forms of our molecular antibody product candidates or a manufacturer of the raw material or finished product for our clinical trials is unable to meet our time schedules or cost parameters, the timing of our clinical trials and development of our product candidates may be adversely affected. Any manufacturer that we select may encounter difficulties in scaling-up the manufacture of new products in commercial quantities, including problems involving product yields, product stability or shelf life, quality control, adequacy of control procedures and policies, compliance with FDA regulations and the need for further FDA approval of any new manufacturing processes and facilities. The manufacture of clinical supplies for studies and commercial quantities of our current product candidates and any future product candidates are likely to be inherently more difficult and costly than typical chemical pharmaceuticals. This could delay commercialization of any of our product candidates or reduce the profitability of these candidates for us. If any of these occur, the development and commercialization of our product candidates could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue such development and commercialization on our own.

If we or our manufacturers or service providers fail to comply with regulatory laws and regulations, we or they could be subject to enforcement actions, which could affect our ability to market and sell our lead product candidate and any other or future product candidates and may harm our reputation.

If we or our collaborators, manufacturers or service providers fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, which could affect our ability to develop, market and sell our current product candidates or any future product candidates under development successfully and could harm our reputation and lead to reduced or non-acceptance of our proposed product candidates by the market. Even technical recommendations or evidence by the FDA through letters, site visits, and overall recommendations to academia or biotechnology companies may make the manufacturing of a clinical product extremely labor intensive or expensive, making the product candidate no longer viable to manufacture in a cost efficient manner. The very nature of the product may make the product candidate not commercially viable. The required testing of the product candidate may make that candidate no longer commercially viable. The conduct of clinical trials may be critiqued by the FDA, or a clinical trial site’s Institutional Review Board or Institutional Biosafety Committee; which may delay or make impossible clinical testing of a product candidate. The Data Safety Monitoring Committee for a clinical trial established by us may stop a trial or deem a product candidate unsafe to continue testing. This may have significant negative repercussions on the value of the product candidate and may have negative repercussions on the company and on the shareholders.

Even if we obtain regulatory approvals, our products will be subject to ongoing regulatory review.

Following any initial regulatory approval of any products we may develop, we will also be subject to continuing regulatory review, including the review of adverse drug experiences and clinical results that are reported after our products are made commercially available. This would include results from any post-marketing tests or vigilance required as a condition of approval. The manufacturer and manufacturing facilities we use to make any of our products will also be subject to periodic review and inspection by the FDA. The discovery of any previously unknown problems with the product, manufacturer or facility may result in restrictions on the product or manufacturer or facility, including withdrawal of the product from the market. We do not have, and currently do not intend to develop, the ability to manufacture material for our clinical trials or on a commercial scale. Reliance on third-party manufacturers entails risks, including the continuation of a contractual or other relationship with the third-party manufacturer, and reliance on the third-party manufacturer for regulatory compliance. Our product promotion and advertising also will be subject to regulatory requirements and continuing FDA review.

The potential ramifications are far-reaching if there are areas identified as out of compliance by regulatory agencies, including, but not limited to, significant financial penalties, manufacturing and clinical trial consent decrees, commercialization restrictions or other restrictions and litigation.

Our patents may not protect the proprietorship of our products.

Our ability to compete successfully will depend significantly on our ability to defend patents that may have issued, obtain new patents, protect trade secrets and operate without infringing the proprietary rights of others or others infringing on our proprietary rights. Although Cedars-Sinai as our licensor has filed applications relative to our cancer vaccine technology, we are responsible going forward to prosecute these patent applications. We do not currently own or have licensed rights to any issued patents covering our cancer vaccine technology, and there is no guarantee that these patent applications will lead to issued patents.

Issuance of patents based upon the various patent applications licensed from Cedars-Sinai will depend upon the U.S. and foreign patent agencies being able to determine that the claims made in these applications were not already publicly known or were not obvious from prior published patents and literature, including the extensive previous vaccine work performed and published by Dr. John Yu and other researchers at Cedars-Sinai. We have recently filed a provisional patent application covering our cancer stem cell vaccine product candidate. Another patent application that we licensed from Cedars-Sinai and that we have been pursuing was rejected by the U.S. Patent and Trademark Office based on prior art. This patent application covers the treatment of brain and other cancers by a combination of a dendritic cell-based vaccine and chemotherapy. We are seeking patent protection for our dendritic cell-based vaccine product candidate primarily through our licensed multiple antigen patent application. We are not dependent on any of the claims in the combination therapy application being granted in order to complete the development of or to commercialize our lead cancer stem cell vaccine product candidate or our dendritic cell-based vaccine product candidate. We may in the future elect to abandon one of more of our pending patent applications that do not provide significant coverage for the product candidates or technologies that we have focused on for strategic purposes.

Even if we are able to obtain patent protection for our lead vaccine product candidate or any of our other or future product candidates, there is no guarantee that the coverage of these patents or the existing patents we own covering our monoclonal antibody based technology, will be sufficiently broad to protect us from competitors or that we will be able to enforce our patents against potential infringement by third parties. Patent litigation is expensive, and we may not be able to afford the costs. We may not become aware on a timely basis that products we are developing or marketing infringe the rights of others, nor may we be able to detect unauthorized use or take appropriate and timely steps to enforce our own intellectual property rights. Protecting our intellectual property rights may also consume significant management time and resources.

Dr. John Yu, a co-inventor of our cellular-based therapy technology who serves as our Chairman of the Board, is employed by Cedars-Sinai, which may assert that future intellectual property generated by Dr. Yu belongs to that institution rather than to us, and we may be required to seek a license from Cedars-Sinai for any such rights. We acquired our monoclonal antibody related technology from Molecular Discoveries, but third parties who previously employed that company’s lead scientist could potentially assert ownership claims to the technology. We do not have any issued patents or patent applications covering DIAAD and may not be able to protect this technology through any trade secrets that we may hold or future patents, if any, that we may seek to obtain.

Nondisclosure agreements with employees and third parties may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology and processes, we will also rely in part on nondisclosure agreements with our employees, licensing partners, consultants, agents and other organizations to which we disclose our proprietary information. These agreements may not effectively prevent disclosure of confidential information, may be limited as to their term, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. Since we will rely on trade secrets and nondisclosure agreements, in addition to patents, to protect some of our intellectual property, there is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights.

The manufacture, use or sale of our current product candidates or any future product candidates may infringe on the patent rights of others, and we may be forced to litigate if an intellectual property dispute arises.

Should third parties patent specific cells, systems, receptors, molecular antibodies or other items that we are seeking to utilize in our development activities, we may be forced to license rights from these parties or abandon our development activities if we are unable to secure these rights on attractive terms or at all. In light of the large number of companies and institutions engaged in research and development in the cellular therapy and molecular antibody fields, we anticipate that many parties will be seeking patent rights for many cellular or molecular antibody based technologies and that licensing and cross licensing of these rights among various competitors may arise. Our dendritic cell-based vaccine product candidate utilizes six antigens for which we will be required to obtain licenses from a number of other parties before we can commercialize this product candidate. There is no assurance that we will be able to obtain these licenses on attractive terms or at all, which could result in our having to reformulate or abandon this product candidate. In addition, Cedars-Sinai has previously granted another institution rights to the use of certain peptide materials that we may seek to incorporate into one or more of our cellular-based therapy product candidates. We may be required to obtain a license from that other institution if we wish to use these materials. If we are unable to obtain this license, we would be required to develop vaccine products without the potential enhanced benefits that could be provided by these materials.

If we infringe or are alleged to have infringed another party’s patent rights, we may be required to defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, do not successfully defend an infringement action or are unable to have infringed patents declared invalid, we may:

•	incur substantial monetary damages;

•	encounter significant delays in marketing our current product candidates or any future product candidates;

•	be unable to conduct or participate in the manufacture, use or sale of product candidates or methods of treatment requiring licenses;

•	lose patent protection for our inventions and products; or

•	find our patents are unenforceable, invalid, or have a reduced scope of protection.

Parties making such claims may be able to obtain injunctive relief that could effectively block our ability to further develop or commercialize our current product candidates or any future product candidates in the United States and abroad and could result in the award of substantial damages. Defense of any lawsuit or failure to obtain any such license could substantially harm us. Litigation, regardless of outcome, could result in substantial cost to and a diversion of efforts by us.

We will be dependent on our key personnel, and the loss of one or more of our key personnel would materially and adversely affect our business and prospects.

Except for our President and Chief Executive Officer, we do not have any full-time management personnel. We are dependent on our officers and directors for their scientific or managerial skills, including Dr. John Yu, our Chairman of the Board, and Dr. Manish Singh, our President and Chief Executive Officer. However, these individuals (with the exception of Dr. Singh) are associated with us on a part-time basis only. We do not currently maintain key man life insurance on Drs. Yu and Singh, we do not have an employment contract with Dr. Yu and our employment contract with Dr. Singh expires in February 2010, and the loss of either of their services would materially and adversely affect our business.

As we retain additional full-time senior personnel, our overhead expenses for salaries and related items will increase substantially from current levels. Competition for such personnel is intense, and there is no assurance that we will be able to attract or retain qualified senior personnel and our failure to do so could have an adverse effect on our ability to implement our business plan.

The market success of our current product candidates and any future product candidates will be dependent in part upon third-party reimbursement policies that have not yet been established for our product candidates.

Our ability to successfully commercialize and penetrate the market for our current product candidates and any future product candidates is likely to depend significantly on the availability of reimbursement for our lead product candidate or any other or future product candidates from third-party payers, such as governmental agencies, private insurers and private health plans. Even if we are successful in bringing a proposed product candidate to the market, these product candidates may not be considered cost-effective, and the amount reimbursed for our products may be insufficient to allow us to sell any of our products on a competitive basis. We cannot predict whether levels of reimbursement for our product candidates, if any, will be high enough to allow the price of our product candidates to include a reasonable profit margin. Even with FDA approval, third-party payers may deny reimbursement if the payer determines that our particular product candidates are unnecessary, inappropriate or not cost effective. If patients are not entitled to receive reimbursements similar to reimbursements for competing products, which currently is reimbursable, they may be unwilling to use our product candidates since they will have to pay for the unreimbursed amounts. The reimbursement status of newly approved health care products is highly uncertain. If levels of reimbursement are decreased in the future, the demand for our lead proposed product candidate and any future product candidates could diminish or our ability to sell our products on a profitable basis could be adversely affected.

We believe that the efforts of governments and third-party payors to contain or reduce the cost of healthcare will continue to affect the business and financial condition of pharmaceutical and biopharmaceutical companies. A number of legislative and regulatory proposals to change the healthcare system in the United States and other major healthcare markets have been proposed in recent years. These proposals have included prescription drug benefit legislation recently enacted in the United States and healthcare reform legislation recently enacted by certain states. Further federal and state legislative and regulatory developments are possible, and we expect ongoing initiatives in the United States to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from any products that we may successfully develop.

We may be subject to product liability and other claims that could have a material negative effect on our operations and on our financial condition.

The development and sale of medical products in general, and vaccines in particular, expose us to the risk of significant damages from product liability and other claims. Product liability claims could delay or prevent completion of our clinical development programs. If we succeed in marketing our current lead products candidate or any future product candidates, such claims could result in an FDA investigation of the safety and effectiveness of our products or our marketing programs, and potentially a recall of our products or more serious enforcement action, or limitations on the indications for which they may be used, or suspension or withdrawal of approval. We plan to obtain and maintain product liability insurance for coverage of our clinical trial activities and obtained this coverage for the recently completed clinical trial of our dendritic cell-based vaccine product candidate. There is no assurance that we will be able to secure such insurance in the amounts we are seeking or at all for any of the future trials for our current product candidates or any future product candidates. We intend to obtain coverage for our products when they enter the marketplace (as well as requiring the manufacturers of our products to maintain insurance), but we do not know if insurance will be available to us at acceptable costs or at all. The costs for many forms of liability insurance have risen substantially in recent years and the costs for insuring a vaccine type product may be higher than other pharmaceutical products, and such costs may continue to increase in the future, which could materially impact our costs for clinical or product liability insurance. If the cost is too high, we will have to self-insure, and we may have inadequate financial resources to pay the costs of any claims. A successful claim in excess of our product liability coverage could have a material adverse effect on our business, financial condition and results of operations.

We may encounter delays and difficulties in the development of technologies or operations of any other businesses we may acquire.

We may, from time to time, acquire technologies or businesses that are complimentary to our existing technologies or operations or that we otherwise believe offer an attractive opportunity for us in the future. We may encounter various types of unanticipated difficulties in connection with developing these technologies or operating these businesses; the risk of these occurring potentially being greater if these technologies or businesses are not directly related to any existing technology of operations. Any such difficulties could have a material adverse effect on our financial performance and condition.

Risks Related to Our Securities

Our stock may be traded infrequently and in low volumes, so you may be unable to sell your shares at or near the quoted bid prices if you need to sell your shares.

The shares of our common stock may trade infrequently and in low volumes on the OTC Bulletin Board, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are a small early stage company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community who can generate or influence sales volume, and that even if we came to the attention of such institutionally oriented persons, they tend to be risk-averse in this environment and would be reluctant to follow an early stage company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained. Due to these conditions, we can give you no assurance that you will be able to sell your shares at or near bid prices or at all if you need money or otherwise desire to liquidate your shares. As a result, investors could lose all or part of their investment.

You may have difficulty selling our shares because they are deemed “penny stocks.”

Since our common stock is not listed on a national securities exchange, if the trading price of our common stock remains below $5.00 per share, trading in our common stock will be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-national securities exchange equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with a spouse). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Such information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and the ability of holders of the common stock to sell their shares.

Our existing directors, executive officers and principal stockholders hold a substantial amount of our common stock and may be able to prevent other stockholders from influencing significant corporate decisions.

As of March 1, 2009, our directors and executive officers beneficially owned approximately 37% of our outstanding common stock. Dr. John Yu also currently is entitled to serve as a director and to designate two of our other directors. These stockholders, if they act together, and Dr. Yu, through his right to name three of our directors, may be able to direct the outcome of matters, including the election of our directors and other corporate actions such as:

•	our merger with or into another company;

•	a sale of substantially all of our assets; and

•	amendments to our certificate of incorporation.

•	The decisions of these stockholders may conflict with our interests or those of our other stockholders.

Potential conflicts of interest could arise for certain members of our management team in the performance of their services for us.

Dr. John Yu, our Chairman of the Board, and Dr. Keith Black, the Chairman of our Scientific Advisory Board, are full-time employees of Cedars-Sinai, which owns shares of our common stock and where we plan to conduct certain research and development work, including clinical trials of our vaccine product candidates. Potential conflicts of interest could arise as a result, including for Dr. Yu and Dr. Black in performing services for us and for Cedars-Sinai, in establishing the terms under which Cedars-Sinai performs work for us, and in Cedars-Sinai conducting the research. Dr. Yu and other scientists associated with Dr. Yu at Cedars-Sinai may perform research in the field of brain tumors that is sponsored by other third parties. We will not acquire any interest in the intellectual property generated by this research, including a clinical trial currently being conducted with a dendritic cell vaccine in combination with certain intracranial chemotherapy. These studies may compete for patients to be enrolled in clinical trials with our current or future clinical trials.

Substantial sales of our common stock could cause our common stock price to fall.

Currently, approximately 12,682,493 shares of our currently outstanding common stock and another 15,983,669 shares of our common stock issuable upon exercise of warrants and options are eligible to be sold pursuant to Rule 144 or currently effective registration statements. The possibility that substantial amounts of our common stock may be sold in the public market may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through the sale of our equity securities.

Our securities are quoted on the OTC Bulletin Board, which may limit the liquidity and price of our securities more than if our securities were quoted or listed on or a national securities exchange.

Our securities are currently quoted on the OTC Bulletin Board, an NASD-sponsored and operated inter-dealer automated quotation system for equity securities not listed on a national securities exchange. Quotation of our securities on the OTC Bulletin Board may limit the liquidity and price of our securities more than if our securities were quoted or listed on a national securities exchange. Some investors may perceive our securities to be less attractive because they are traded in the over-the-counter market. In addition, as an OTC Bulletin Board listed company, we do not attract the extensive analyst coverage that accompanies companies listed on a national securities exchange. Further, institutional and other investors may have investment guidelines that restrict or prohibit investing in securities traded in the over-the-counter market. These factors may have an adverse impact on the trading and price of our securities.

The market price of our stock may be adversely affected by market volatility.

The market price of our common stock is likely to be volatile and could fluctuate widely in response to many factors, including:

•	announcements of the results of clinical trials by us or our competitors;

•	developments with respect to patents or proprietary rights;

•	announcements of technological innovations by us or our competitors;

•	announcements of new products or new contracts by us or our competitors;

•	actual or anticipated variations in our operating results due to the level of development expenses and other factors;

•	changes in financial estimates by securities analysts and whether our earnings meet or exceed such estimates;

•	conditions and trends in the pharmaceutical and other industries;

•	new accounting standards;

•	general economic, political and market conditions and other factors; and

•	the occurrence of any of the risks described in this report.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which reflect the views of our management with respect to future events and financial performance. These forward-looking statements are subject to a number of uncertainties and other factors that could cause actual results to differ materially from such statements. Forward-looking statements are identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “targets” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under “Risk Factors” beginning on page 4.

The identification in this document of factors that may affect future performance and the accuracy of forward-looking statements is meant to be illustrative and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. You may rely only on the information contained in this prospectus.

We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling securityholders pursuant to this prospectus. All proceeds from the sale of the shares will be for the account of the selling securityholders. We will, however, receive the proceeds from the exercise of the warrants and options held by the selling securityholders for the 13,896,007 shares underlying such warrants and options which are covered by this prospectus. If all of the warrants and options to purchase the 13,896,007 shares are exercised for cash, the total amount of proceeds that we would receive is approximately $9,196,570. We would expect to use the proceeds from the exercise of warrants and options, if any, for general working capital purposes. We will pay the expenses of registration of these shares, including legal and accounting fees.

BUSINESS

Overview

ImmunoCellular Therapeutics, Ltd. is a development stage company that is seeking to develop and commercialize new therapeutics to fight cancer using the immune system. Our product candidate portfolio includes peptide based cellular immunotherapies targeting cancer stem cells, cellular immunotherapies targeting cancer antigens, and monoclonal antibodies to diagnose and treat several different cancers. Our lead product candidate is a peptide based off-the-shelf vaccine to target glioblastoma multiforme, the most common brain tumors, for which we plan to file an IND in the third quarter of 2009. This vaccine targets cancer stem cells, which are believed by many scientists to be roots of cancer, and may be applicable in multiple cancer indications. We have also recently completed a Phase I clinical trial of our dendritic cell based vaccine product candidate to treat glioblastoma multiforme which was initiated in May 2007. In addition, we have several monoclonal antibody product candidates targeting small cell lung cancer, pancreatic cancer, multiple myeloma and ovarian cancer. Through two important acquisitions in the last three years, we are building capabilities to develop new cancer immunotherapeutic products harnessing mechanisms of immune system surveillance in the human body.

In November 2006, we acquired an exclusive, worldwide license from Cedars-Sinai Medical Center (“Cedars-Sinai”) to certain technology for use as cellular-based therapies, including dendritic cell-based vaccines for neurological disorders that include brain tumors and neurodegenerative disorders and other cancers. This technology is covered by a number of pending U.S. and foreign patent applications. In June 2008, we licensed an additional technology from Cedars-Sinai to target cancer stem cells which may be applicable for brain tumors as well as several other cancer indications.

In February 2008, we entered into an agreement with Molecular Discoveries LLC, a New York limited liability company (“Molecular Discoveries”), covering our acquisition of certain monoclonal antibody related technology owned by Molecular Discoveries and completed the acquisition of the technology on that date. The technology acquired under the Molecular Discoveries agreement and now owned by us consists of (1) a platform technology referred to by Molecular Discoveries as DIAAD for the potentially rapid discovery of targets (antigens) and monoclonal antibodies for diagnosis and treatment of diverse human diseases and (2) certain monoclonal antibody candidates for the potential detection and treatment of multiple myeloma, small cell lung, pancreatic and ovarian cancers. The monoclonal antibodies are covered by issued patents and pending patent applications in the fields of multiple myeloma, small cell lung and ovarian cancers.

We contemplate commencing the initial phase of development of a diagnostic/prognostic product for small cell lung cancer and a therapeutic product for the treatment of small cell lung and pancreatic cancers, based upon the acquired proprietary monoclonal antibody candidates. The monoclonal antibody technology is at a pre-clinical stage of development and will require further development before an IND can potentially be filed for human testing of any of the acquired product candidates.

We do not currently anticipate that we will derive any revenues from either product sales or licensing during the foreseeable future. We do not have any bank credit lines and have financed all of our prior operations through the sale of securities. The estimated cost of completing the development of our current lead product candidate and of obtaining all required regulatory approvals to market that product candidate is substantially greater than the amount of funds we currently have available. We believe that our existing cash balances will be sufficient to fund our currently planned level of operations through at least June 2010. We will seek to obtain additional funds through various financing sources, including possible sales of our securities, and in the longer term through strategic alliances with other pharmaceutical or biopharmaceutical companies, but there can be no assurance that we will be able to obtain any additional funding from any potential financing sources, or create any such alliances, or that the terms under which we would obtain any funding will be sufficient to fund our operations.

Technology and Proposed Products

Overview

The table below summarizes the status of our product candidates

Product candidate	Target Indication	Status

Active Immunotherapy:

ICT-121 (cancer stem cell antigen vaccine)	Glioblastoma	Pre-clinical

ICT-107 (cancer antigen vaccine)	Glioblastoma	Phase I completed. Development discontinued to focus instead on ICT-121.

Monoclonal Antibodies:

ICT-109 (Monoclonal Antibody)	Lung and pancreatic and colon cancer therapeutic	Pre-clinical

ICT-037 (Monoclonal Antibody)	colon, ovarian, multiple myeloma therapeutic and diagnostic	Pre-clinical

ICT-69 (Monoclonal Antibody)	Multiple Myeloma and Ovarian Cancer	Pre-clinical

ICT-Diagnostic-SCLC	Diagnostic/Prognostic for small cell lung cancer	Pre-clinical

Cancer is caused by abnormal cells that grow in an uncontrolled manner. These cells proliferate and metastasize throughout the body causing tumors which can cause organ failure and death. The current treatments such as surgery, radiation and chemotherapy have limited therapeutic effects and significant undesirable side effects. Our approach is to harness the body’s immune system to provide therapeutics with the ability to fight cancer. There are two arms of the immune system that provide natural protection to the body: the cellular immune system (T-cell based) and the humoral immune system (B-cell based), which uses antibodies to fight foreign invaders. Our strategy is to utilize both of these mechanisms in our product development programs. We believe that the synergy between the two types of immunity can be powerful. Elicitation of a cellular immune response has the potential of long-term protection against malignant diseases, while infusion of monoclonal antibodies (concentrated product of the humoral response) has the capacity to confer an immediate shield against the disease. The latter is especially important in cases where the patient’s immune system is compromised due to toxic treatment of the disease and cannot mount an adequate response to the active vaccine. In some situations a combination of a passive vaccine (monoclonal antibodies) aimed at halting the dissemination of cancer cells through the blood followed by an active vaccine when the patient recuperates may constitute an effective synergistic approach.

Active Immunotherapy

One of our product strategies is the development of cell-based vaccine products that could bolster the body’s natural tendency through its immune system to defend it against malignant brain tumors. We have been developing two forms of these vaccines, one based on cancer stem cells and one based on dendritic cells.

Peptide Vaccines Targeting Cancer Stem Cells

Cancer Stem Cells (“CSC”) are considered as a subset of cancerous cells which are responsible for the growth and re-growth of the primary and metastatic tumors. Complete eradication of tumor masses requires elimination of these cells, which are resistant to standard chemotherapy and radiation therapy. There are a number of markers that have been identified on various CSCs which could be exploited for targeting these cells. We are utilizing peptides (polymers of amino acids) in combination with an adjuvant that can elicit an immune response in the body by triggering T cells to identify and destroy these CSCs. These peptides were specifically designed to elicit a T cell response targeting CD133 positive CSCs that have been identified in a number of cancer types, including gliomas, colon cancer and pancreatic cancer.

Dendritic Cell Vaccines

Dendritic cells (human derived cells responsible for antigen processing and presentation to the immune system) play a central role in the body’s immune response. They trigger the systems that help the body fight infection or foreign bodies, by initiating a T cell or T cell response to the infection or foreign body. The dendritic cells do this by recognizing, processing and presenting foreign antigens to the T cells, which then effectuate the immune response. The goal of a cell-based vaccine is to (1) make use of and enhance the dendritic cell’s ability to trigger the T cell response and (2) to stimulate the dendritic cell to focus the T cell response to specifically target the cancer cells for destruction.

Even though dendritic cells can be very potent, they are usually not present in sufficient numbers to permit an adequately potent immune response to fight cancer. What is more, dendritic cells often do not react aggressively to malignant tumors; they do not treat the tumor as a foreign body that needs to be destroyed or neutralized. Dendritic cells are powerful potentiators of acquired immunity through an effective presentation of the cancer antigens to T cells which subsequently mediate the killing of the cancer cells. Thus, dendritic cells are critical facilitators of T cell response. Dendritic cell therapy generally involves harvesting dendritic cells from a patient, then culturing and processing them in a laboratory to produce more numerous and effective dendritic cells. In the laboratory, the dendritic cells are cultured with specific antigens that are on tumor cells to enable the dendritic cells to recognize cancer cells as targets for attack. When the newly cultured dendritic cells are injected back into the patient, they seek out remaining tumor cells and signal the T cells to destroy them.

Antibody Immunotherapy

Another strategy for our product development is to harness the other arm of the immune system, which uses antibodies that can bind and neutralize any foreign antigen. These antibodies are produced by the B-lymphocytes (B-cells), and each antibody recognizes only one antigen. The antibodies we have acquired from Molecular Discoveries have been created to recognize certain antigens primarily expressed on the cancer cells and not expressed on the normal cells, such that binding to those antigens can lead to death of the tumor cells. We also have acquired an antibody development platform called DIAAD from our technology acquisition from Molecular Discoveries, which may enable us to discover and develop novel antigens and antibodies for cancer cells.

Lead Product Candidate (ICT-121): Cancer Stem Cell Vaccine For Glioblastoma Multiforme

The high rate of mortality of patients diagnosed with brain cancers and in particular with glioblastoma multiforme (the most lethal and devastating form) is driving the scientific community to discover and develop improved treatments that could increase the survival time and enhance the quality of life of patients. Of the approximately 19,000 cases of malignant brain and spinal cord tumors that are diagnosed each year in the United States, there currently is no satisfactory treatment, and the two-year survival rates are only in the range of 26%. Neither surgery, radiation nor anti-cancer drugs, the standard treatment modalities, have shown to date any prospect of meaningful extension of patients’ lives. We and others in the medical research community believe that immunotherapy has the potential, in the not too distant future, to be teamed with other treatment modalities to become an integral part of mainstream medical practice in the treatment of patients with brain tumors.

The laboratory at Cedars-Sinai Medical Center of Dr. John Yu, our Chairman of the Board and the Director of Surgical Neurooncology at the Maxine Dunitz Neurosurgical Institute at Cedars-Sinai, was instrumental in identifying the cancer stem cells in glioblastoma. The characterization of cancer stem cells from glioblastoma has provided an opportunity to study the etiology of this dreaded disease and to be engaged in the development of product candidates that would be able to target the cancer stem cells which are believed to be responsible for the initiation and maintenance of glioblastoma. Dr. Yu and his team have identified several peptides that can elicit an immune response targeting CD133, a common marker present on most CSCs. These peptides are specific to certain HLA markers in humans.

Our lead product candidate, ICT-121, is a peptide that can elicit an immune response in a HLA-A*0201 serotype patient population to target CD133 positive cancer stem cells in brain tumors and other cancers. HLA is the molecule by which protein segments are presented to the immune system by antigen presenting cells. HLA-A2 represents the most prevalent HLA Class I type in North America. The current treatment of glioblastoma and other brain cancers involves a combination of surgery, radiation treatment and chemotherapy. One of the significant issues with this treatment is the recurrence of tumors after a few months of treatment, which may be due to CSCs left intact as these cells are resistant to chemotherapy as well as radiation therapy. By combining conventional treatment with a vaccine to target remaining CSCs, one could potentially significantly delay or eliminate recurrence of these tumors.

We are currently conducting additional preclinical studies to support an IND filing that we are targeting for this vaccine product candidate in the third quarter of 2009. The clinical trial for this vaccine will be a multi-center Phase I clinical trial in both recurrent as well as newly diagnosed patients with clinical as well as immunological response as the end points. We plan to enroll 15-20 patients for this trial.

ICT-107: Dendritic Cell-Based Vaccine Targeting Tumor Associated Antigens

Current treatment of glioblastoma multiforme and other brain cancers involves a combination of surgery, radiation treatment, and chemotherapy. A significant issue with chemotherapy is that even as the chemicals become more powerful and more specifically targeted at a tumor’s DNA, the tumor’s cells may

“outmaneuver” the chemotherapy by mutating or otherwise repulsing the attack. However, by combining chemotherapy with a cell-based immunotherapy treatment regimen, it appears that this could potentially enhance chemotherapy sensitivity and thereby improve patient treatment.

In a number of laboratory and clinical trials, dendritic cell immunotherapy has succeeded in eliciting a powerful immune response against brain tumor cells, but without achieving significant improvement in length of survival. Similarly, chemotherapy, even using agents specifically designed to attack the DNA of tumor cells and prevent their replication, becomes ineffective as the tumor cells develop drug resistance.

By combining chemotherapy and immunotherapy in a “two wave” approach, we believe that more promising results may be achievable. This would combine a first wave of a dendritic cell-based vaccine that is specifically formulated using highly immunogenic tumor antigens designed to destroy tumor cells and their ability to mutate, followed by a second wave of targeted chemotherapy targeted against the remaining cancer cells that have had their ability to mutate significantly impaired or destroyed by the vaccine.

Dr. Yu completed two clinical trials at Cedars-Sinai prior to his association with our company using dendritic cells loaded with tumor lysates derived from the patient’s cancer to generate an immune response against intracranial tumors. The results of these early studies preliminarily demonstrated the safety of dendritic cell vaccination as well as biological efficacy in generating specific anti-tumor T cell responses. Based upon some additional pre-clinical research, Dr. Yu and his Cedars-Sinai team have developed what they believe could be a new, improved dendritic cell-based therapeutic vaccine, ICT-107.

ICT-107 is a new generation dendritic cell-based therapeutic vaccine that consists of a number of specific tumor antigens which, when loaded onto the dendritic cells, are expected to stimulate the body’s T cells to target only these specific proteins on the patient’s tumor cells. This product candidate is an intradermal dendritic cell-based therapeutic vaccine that we plan to use with chemotherapy concomitantly or subsequent to conventional therapy in patients with first diagnosed or recurrent glioblastoma.

We tested ICT-107 in a Phase I clinical trial in patients with glioblastoma. This trial commenced in May 2007 at Cedars-Sinai and was recently completed. The trial enrolled 19 patients and the vaccine was well tolerated, with no significant adverse events reported. Of the 19 patients enrolled, 17 patients are still alive, with eight patients surviving at least one year after the surgery that preceded their vaccine treatment. Ten patients were evaluated for immune responses, and five of them had a significant response to at least one tumor-associated antigen. Patients demonstrating an immune response are exhibiting a trend toward longer overall survival. The preliminary data from our ICT-107 trial is encouraging and supports our view that immune therapies can potentially provide survival benefits for brain tumor patients.

In January 2009, we completed a strategic review of our cancer vaccine and molecular antibody programs in light of our limited resources and the difficulty for biotech companies to access additional capital under current market conditions. A goal of our strategic review was to establish a plan for continued aggressive development of our most promising product candidates consistent with our current limited financial resources (as of December 31, 2008, we had approximately $3.1 million of cash and short-term investments). As part of that review, we concluded that our cancer stem cell vaccine product candidate for brain and other cancers, ICT-121, which is being developed as a non patient-specific “off the shelf” vaccine, holds greater commercial potential for us than ICT-107, which is a patient-specific therapy. Accordingly, we have decided to focus our efforts on development of ICT-121 and to not continue development of ICT-107 at this time.

Monoclonal Antibodies Targeting Cancer

We acquired from Molecular Discoveries several molecular antibodies that react with small cell lung cancer (SCLC) cells, bind to the molecular structure and kill those cells in vitro. The survival rate is significantly higher when the disease is still localized, but only 16% of lung cancers are diagnosed at this early stage according to the American Cancer Society. Thus, the creation of new screening, monitoring and diagnostic tests for early detection and disease follow-up of SCLC may save many lives and prolong the survival of patients afflicted with this devastating disease.

We are currently evaluating the utility of these antibodies to screen patients with SCLC by testing serum and tissue samples in collaboration with George Mason University. Such a diagnostic test can be used to screen patients who have the right epitopes on their cancer cells and are most likely to benefit from such a treatment.

SCLC is the most aggressive form of lung cancer tethered with cigarette smoking. SCLC cases are estimated to constitute about 13% of all lung cancer cases. In the United States, the American Cancer Society estimates 210,000 new lung cancer cases, as well as 161,000 deaths, are expected in 2008. Early diagnosis of SCLC is very difficult, and consequently, the vast majority of patients manifest an established cancer with metastasis at the time of diagnosis.

DIAAD utilizes immunological tolerization to accelerate the discovery of the molecular differences between diseased cells and their normal counterparts. The monoclonal antibodies produced by DIAAD provide the basis for the discovery and development of our potential diagnostic and therapeutic products.

DIAAD enhances the antibody response of laboratory animals to disease-specific antigens. Antibodies are proteins produced by the body’s immune system that target and selectively bind antigens found on the surface of cancer cells or cells invaded by pathogens such as bacteria and viruses. There are billions of antibodies, each capable of recognizing and binding a different and specific antigen. Antibodies produced from a single B cell are termed “monoclonal” and represent one unique protein sequence with a unique specificity and affinity.

Conventional methods of monoclonal antibody discovery involve immunizing a laboratory animal with diseased cells. Since the majority of the antigens expressed by the diseased cells are also present on normal cells, the vast majority of the antibodies produced also bind to the normal cells. The discovery of antibodies that bind only to the diseased cell involves a lengthy screening process to remove antibodies reacting with normal tissues. Thus, the screen for such an antibody is often exhaustive and time consuming and entails testing thousands of antibodies for their ability to bind selectively to the diseased cell.

DIAAD focuses the immune response on the tumor antigens by first eliminating the immune response directed against antigens on the normal cells. This is done by a process immunologists call tolerization, which is followed by immunizing the tolerized animals with prostate cancer cells. This directs the immune response towards only those antigens that are present on the cancerous but not on the normal cells.

We are continuing development of our molecular antibody product candidates, ICT-37 and ICT-109, for the diagnosis and treatment of small cell lung cancer and pancreatic cancer. Last year, we initiated a collaboration with Antitope, Ltd (UK) to humanize these antibodies by using their proprietary technologies. We are in the process of generating additional preclinical data with these antibodies to support potential therapeutic benefits. In light of the potential need to access other technology to combine our antibodies with other cancer killing technologies and the significant projected pre-clinical development costs for these antibodies, we plan during 2009 to seek partners or licensees to develop these product candidates.

We also have another antibody product candidate, ICT-69, which targets ovarian cancer and multiple myeloma. Consistent with our antibody plans above, we plan to seek partners or licensees to develop ICT-69 further.

These monoclonal antibody programs are at a pre-clinical stage of development and will require further development before an IND can be potentially filed for human testing. We expect our potential partners or licensees to do this development work.

Cedars-Sinai License Agreement

In November 2006, we entered into a license agreement with Cedars-Sinai under which we acquired an exclusive, worldwide license to our technology for use as cellular therapies, including dendritic cell-based vaccines for neurological disorders that include brain tumors and neurodegenerative disorders and other cancers. This technology is covered by a number of pending U.S. and foreign patent applications, and the term of the license will be until the last to expire of any patents that are issued covering this technology.

As an upfront licensing fee, we issued Cedars-Sinai 694,000 shares of our common stock and paid Cedars-Sinai $62,000. Additional specified milestone payments will be required to be paid by us to Cedars-Sinai when we initiate patient enrollment in our first Phase III clinical trial and when we receive FDA marketing approval for our first product.

In June 2008, we licensed an additional cancer stem cell vaccine technology from Cedars-Sinai for which we paid 100,000 shares of our common stock.

We have agreed to pay Cedars-Sinai specified percentages of all of our sublicensing income and of our gross revenues from sales of products based on the licensed technology, subject to a reduction if we must make any payments to any third party whose proprietary rights would be infringed by sale of the products. To maintain our rights to the licensed technology, we must meet certain development and funding milestones.

Molecular Discoveries Agreement

In February 2008, we entered into an agreement with Molecular Discoveries covering our acquisition of certain monoclonal antibody related technology owned by Molecular Discoveries and completed the acquisition of the technology on that date. The Molecular Discoveries Agreement also was acknowledged and agreed to by Dr. Cohava Gelber, an inventor of the technology acquired by us under this agreement and an equity owner of Molecular Discoveries. We have retained Dr. Gelber as a consultant to assist us in developing the acquired technology.

The technology acquired under the Molecular Discoveries agreement and now owned by us consists of (1) a platform technology referred to by Molecular Discoveries as DIAAD for the potentially rapid discovery of monoclonal antibodies to detect and treat cancer and other chronic diseases and (2) certain monoclonal antibody candidates for the potential detection and treatment of multiple myeloma, small cell lung, pancreatic and ovarian cancers. The monoclonal antibodies are covered by issued patents and pending patent applications in the fields of multiple myeloma, small cell lung and ovarian cancers.

The consideration that we paid for the acquired technology consists of (1) the issuance of 800,000 shares of our common stock to Molecular Discoveries and (2) our reimbursement to Molecular Discoveries or its managing member of $250,000 of previously incurred patent expenses. We are required to register the shares that we have issued to Molecular Discoveries, which has agreed to not publicly resell more than 100,000 shares in any 90-day period. All of the shares issued to Molecular Discoveries have been placed in escrow to secure its obligations to us under the Molecular Discoveries agreement, with 400,000 shares released in February 2009 and the remaining shares subject to release in February 2010.

Intellectual Property

We acquired exclusive worldwide rights from Cedars-Sinai to the inventions described below. Our dendritic cell based vaccine and cancer stem cell vaccine product candidates are currently covered by patent applications that have been filed in the United States. Our current patent applications for our vaccine technology are as follows:

•

“Cancer Vaccine Including Dendritic Cells Loaded with Tumor-Associated Antigens.” A U.S. patent application has been filed relating to a vaccine including dendritic cells loaded with tumor-associated antigens.

•

“Cancer Vaccine Including Antigens Obtained From Cancer Stem Cells.” A U.S. patent application has been filed relating to a vaccine including dendritic cells loaded with antigens obtained from cancer stem cells.

•

“Use of COX-2 Inhibitors to Prevent T-Cell Anergy Induced by Dendritic Cell Therapy.” A U.S. patent application has been filed relating to the use of COX-2 inhibitors in combination with a therapeutic dendritic cell vaccine for treating cancer.

•

“Intratumoral Delivery of Dendritic Cells.” Patent rights based on an International PCT Patent Application are pending in Europe and South Korea for intellectual property on the treatment of a tumor by administering dendritic cells either directly into the tumor or into its surrounding tissue.

In addition, we have acquired exclusive worldwide ownership rights to six granted U.S. patents and 14 U. S. and foreign patent applications through our acquisition of the monoclonal antibody related technology from Molecular Discoveries. The issued patents relate to monoclonal antibodies targeting various cancers, including human myeloma, ovarian cancer and small cell lung cancer.

Employees

We have two full-time employees, including our President and Chief Executive Officer. Our Chairman of the Board, Chief Financial Officer and Vice President of Clinical Development work part-time for us. In addition, we have a number of consulting agreements for regulatory affairs, investor relations and business development.

Competition

The pharmaceutical and biopharmaceutical industry is characterized by intense competition and rapid and significant technological changes and advancements. Many companies, research institutions and universities are doing research and development work in a number of areas similar to those that we focus on that could lead to the development of new products which could compete with and be superior to our product candidates.

Most of the companies with which we compete have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than those of ours. A number of these companies may have or may develop technologies for developing products for treating various diseases that could prove to be superior to ours. We expect technological developments in the pharmaceutical and biopharmaceutical and related fields to occur at a rapid rate, and we believe competition will intensify as advances in these fields are made. Accordingly, we will be required to continue to devote substantial resources and efforts to research and development activities in order to potentially achieve and maintain a competitive position in this field. Products that we develop may become obsolete before we are able to market them or to recover all or any portion of our research and development expenses. We will be competing with respect to our products with companies that have significantly more experience in undertaking preclinical testing and human clinical trials with new or improved therapeutic products and obtaining regulatory approvals of such products. A number of these companies already market and may be in advanced phases of clinical testing of various drugs that may compete with our lead product candidate or any future product candidates. Our competitors may develop or commercialize products more rapidly than we do or with significant advantages over any products we develop. Our competitors may therefore be more successful in commercializing their products than we are, which could adversely affect our competitive position and business.

In addition to larger pharmaceutical or biopharmaceutical companies that may develop different competing technologies or technologies within the stem cell field, we will be competing with a number of smaller biotechnology companies that are focused on cellular therapy technologies, which may include among others Dendreon, Northwest Biotherapeutics, Antigenics, NeuralStem, Geron, NeuroNova, ReNeuron, Stemcells, Inc., Advanced Cell Technology and Osiris Therapeutics. We are aware that Dendreon and Northwest Biotherapeutics have conducted clinical trials with cancer vaccine product candidates utilizing dendritic cells (including a Northwest Biotherapeutics candidate for treating brain tumors that has been approved for marketing in Switzerland), and other companies may also be developing vaccines of this type.

A number of monoclonal antibody products currently are being marketed for the treatment of cancer, including Rituxan®, Herceptin®, Compath®, Avastin®, Erbitux®, Vectibix®, Zevatin®, and Bexxar®, and numerous other monoclonal antibody based products are under development for the treatment of cancer. In the monoclonal antibody space, we will be directly competing against a number of other well-established pharmaceutical and biotech companies such as Genentech, Seattle Genetics, Immunomedica, Medarex, Immunogen and others. Several of these companies are also targeting lung, pancreatic and colon cancer.

Colleges, universities, governmental agencies and other public and private research organizations are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technologies that they have developed, some of which may be directly competitive with our lead product candidate or any future product candidates. The governments of a number of foreign countries are aggressively investing in cellular therapy research and promoting such research by public and private institutions within those countries. These domestic and foreign institutions and governmental agencies, along with pharmaceutical and specialized biotechnology companies, can be expected to compete with us in recruiting qualified scientific personnel.

Our competitive position will be significantly impacted by the following factors, among others:

•	our ability to obtain FDA marketing approval for our product candidates on a timely basis

•	the level of acceptance of our products by physicians, compared to those of competing products or therapies

•	our ability to have our products manufactured on a commercial scale

•	the effectiveness of sales and marketing efforts on behalf of our products

•	our ability to meet demand for our products

•	our ability to secure insurance reimbursement for our products candidates

•	the price of our products relative to competing products or therapies

•	our ability to recruit and retain appropriate management and scientific personnel

•	our ability to develop a commercial scale research and development, manufacturing and marketing infrastructure either on our own or with one or more future strategic partners.

Government Regulation

The United States and other developed countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution of drugs and biologic products. The United States Food and Drug Administration, under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations, regulates pharmaceutical and biologic products.

To obtain approval of our product candidates from the FDA, we must, among other requirements, submit data supporting safety and efficacy for the intended indication as well as detailed information on the manufacture and composition of the product candidate. In most cases, this will require extensive laboratory tests and preclinical and clinical trials. The collection of these data, as well as the preparation of applications for review by the FDA involve significant time and expense. The FDA also may require post-marketing testing to monitor the safety and efficacy of approved products or place conditions on any approvals that could restrict the therapeutic claims and commercial applications of these products. Regulatory authorities may withdraw product approvals if we fail to comply with regulatory standards or if we encounter problems at any time following initial marketing of our products.

The first stage of the FDA approval process for a new biologic or drug involves completion of preclinical studies and the submission of the results of these studies to the FDA. This data, together with proposed clinical protocols, manufacturing information, analytical data and other information submitted to the FDA, in an investigational new drug application (“IND”), must become effective before human clinical trials may commence. Preclinical studies generally involve FDA regulated laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the product candidate.

After the IND becomes effective, a company may commence human clinical trials. These are typically conducted in three sequential phases, but the phases may overlap. Phase I trials consist of testing of the product candidate in a small number of patients or healthy volunteers, primarily for safety at one or more doses. Phase I trials in cancer are often conducted with patients who are not healthy and who have end-stage or metastatic cancer. Phase II trials, in addition to safety, evaluate the efficacy of the product candidate in a patient population somewhat larger than Phase I trials. Phase III trials typically involve additional testing for safety and clinical efficacy in an expanded population at multiple test sites. A company must submit to the FDA a clinical protocol, accompanied by the approval of the Institutional Review Boards at the institutions participating in the trials, prior to commencement of each clinical trial.

To obtain FDA marketing authorization, a company must submit to the FDA the results of the preclinical and clinical testing, together with, among other things, detailed information on the manufacture and composition of the product candidate, in the form of a new drug application (“NDA”) or, in the case of a biologic, like dendritic cell-based vaccines for neurological disorders, a biologics license application (“BLA”).

The amount of time taken by the FDA for approval of an NDA or BLA will depend upon a number of factors, including whether the product candidate has received priority review, the quality of the submission and studies presented, the potential contribution that the compound will make in improving the treatment of the disease in question, and the workload at the FDA. The FDA has committed to reviewing standard BLAs in 10 months and priority BLAs in six months, but the actual time it takes to review any BLA that we may file could be substantially longer.

The FDA may, during its review of an NDA or BLA, ask for additional test data that may require the conduct of additional clinical trials. If the FDA does ultimately approve the product candidate for marketing, it may require post-marketing testing to monitor the safety and effectiveness of the product. The FDA also may in some circumstances impose restrictions on the use of the product, which may be difficult and expensive to administer and may require prior approval of promotional materials.

The FDA may, in some cases, confer upon an investigational product the status of a fast track product. A fast track product is defined as a new drug or biologic intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for this condition. The FDA can base approval of an NDA or BLA for a fast track product on an effect on a surrogate endpoint, or on another endpoint that is reasonably likely to predict clinical benefit. If a preliminary review of clinical data suggests that a fast track product may be effective, the FDA may initiate review of entire sections of a marketing application for a fast track product before the sponsor completes the application.

We will also be subject to a variety of regulations governing clinical trials and sales of our products outside the United States. Whether or not FDA approval has been obtained, approval of a product candidate by the comparable regulatory authorities of foreign countries and regions must be obtained prior to the commencement of marketing the product in those countries. The approval process varies from one regulatory authority to another and the time may be longer or shorter than that required for FDA approval. In the European Union, Canada and Australia, regulatory requirements and approval processes are similar, in principle, to those in the United States.

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facilities are in compliance with the FDA’s cGMP, which are regulations that govern the manufacture, holding and distribution of a product. Manufacturers of biologics also must comply with the FDA’s general biological product standards. Following approval, the FDA periodically inspects drug and biologic manufacturing facilities to ensure continued compliance with the good manufacturing practices regulations. We must ensure that any third-party manufacturers continue to comply with those requirements. Failure to comply with these requirements subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing or recall or seizure of product. Adverse patient experiences with the product must be reported to the FDA and could result in the imposition of marketing restrictions through labeling changes or market removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

The labeling, advertising, promotion, marketing and distribution of a drug or biologic product also must be in compliance with FDA and Federal Trade Commission, requirements, which include, among others, standards and regulations for off-label promotion, industry sponsored scientific and educational activities, promotional activities involving the internet, and direct-to-consumer advertising. We also will be subject to a variety of federal, state and local regulations relating to the use, handling, storage and disposal of hazardous materials, including chemicals and radioactive and biological materials. In addition, we will be subject to various laws and regulations governing laboratory practices and the experimental use of animals. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of product approvals, seize or recall products, and deny or withdraw approvals.

We also will be subject to federal regulation by the Occupational Safety and Health Administration and the Environmental Protection Agency and to regulation under the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other federal and state regulatory statutes, and may in the future be subject to other federal, state or local regulations.

Research and Development

Research and development expenditures for the years ended December 31, 2007 and December 31, 2008 were $77,857 and $1,296,772, respectively.

Property

We currently maintain our corporate office in Woodland Hills, California under a one-year lease at a monthly rental of $2,894. We do not own or lease any other real property.

Legal Proceedings

We are not currently a party to any legal proceedings. From time to time we may be involved in legal claims or proceedings that arise out of the ordinary course of business.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY

AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock has been traded on the OTC Bulletin Board over-the-counter market since December 7, 2006, under the symbol “IMUC” and previously traded in that market under a different symbol.

There was little or no trading in our common stock prior to our merger with Spectral Molecular Imaging in January 2006, and there has only been very limited trading since then. The following price information reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

Quarter Ended	High	Low
March 31, 2007	$2.91	$0.85
June 30, 2007	3.50	1.17
September 30, 2007	1.39	0.83
December 31, 2007	1.30	0.55
March 31, 2008	0.85	0.51
June 30, 2008	0.70	0.32
September 30, 2008	0.68	0.21
December 31, 2008	0.68	0.16

Stockholders

As of March 1, 2009, there were approximately 182 holders of record of our common stock, not including any persons who hold their stock in “street name.”

Dividend Policy

We have not paid any dividends on our common stock to date and do not anticipate that we will be paying dividends in the foreseeable future. Any payment of cash dividends on our common stock in the future will be dependent upon the amount of funds legally available, our earnings, if any, our financial condition, our anticipated capital requirements and other factors that the Board of Directors may think are relevant. However, we currently intend for the foreseeable future to follow a policy of retaining all of our earnings, if any, to finance the development and expansion of our business and, therefore, do not expect to pay any dividends on our common stock in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

The following table summarizes, as of December 31, 2008, (1) the number of shares of our common stock that are issuable under our equity compensation plans upon the exercise of outstanding options, warrants and other rights, (2) the weighted-average exercise price of such options, warrants and rights, and (3) the number of securities remaining available for future issuance under our equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights*		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)	(c)
Equity compensation plans approved by stockholders	8,151,334	*	$0.97	1,172,028
				—
Equity compensation plans not approved by stockholders	2,254,312	*	$1.22	—

Total	10,405,646		$1.02	1,172,028

*	Does not include warrants attached to units that were sold to investors in private placements.

Our stockholders approved our 2006 Equity Incentive Plan (the “Equity Plan”). The only awards that are outstanding under that plan as of March 1, 2008 are options to acquire 3,217,910 shares of our common stock. In September 2008 the shareholders increased the authorized number of shares of the Company’s Common Stock available to be issued under the Company’s Equity Plan from 1,500,000 shares to 3,400,000 shares.

In May 2007, we granted to third parties, in consideration for services rendered in connection with introducing the Company to investors, warrants to purchase a total of 169,500 shares of the Company’s common stock at an exercise price of $2.50 per share. The warrants are fully vested and exercisable over a term of two years.

In April 2007, we granted to third parties in consideration for services rendered in connection with introducing the Company to investors and to RAB, warrants to purchase a total of 138,812 shares of the Company’s common stock at an exercise price of $2.50 per share. The warrants are fully vested and exercisable over a term of two years.

In February 2007, the Company agreed that for services rendered in connection with introducing the Company to RAB, the Company will issue to that third party a warrant to purchase 96,000 shares of the Company’s common stock at an exercise price of $2.50 per share. The warrant is fully vested and exercisable over a term of two years. The Company also agreed to pay a further finder’s fee to the third party in cash equal to 8% of any further amounts invested by RAB in the Company’s securities during the 18-month period commencing February 16, 2007 and to issue to the third party a warrant to purchase a number of shares of the Company’s common stock equal to 12% of the securities purchased by RAB during that period.

In January 2007, we granted to Dr. Keith L. Black a fully-vested, ten-year option to purchase 1,500,000 shares of our common stock at an exercise price of $1.10 per share in consideration for his agreeing to serve as the Chairman of our Scientific Advisory Board.

In November 2006, we granted to Dr. John Yu (1) an option to purchase 150,000 shares of our common stock in consideration for his relinquishment of his royalty interest in the cellular-based therapy technology that we licensed and (2) an option to purchase 5,783,424 shares of our common stock in consideration of his agreeing to serve as our Chief Scientific Officer for a one-year term. Both options have an exercise price of $1.00 per share, a term of ten years and were fully vested upon grant. In November 2006, our stockholders approved these option grants to Dr. Yu.

In November 2006, we granted to Technomedics Management & Systems, Inc. an option to purchase 300,000 shares of our common stock for a term of seven years at an exercise price of $1.00 per share in consideration for Dr. Mosk agreeing to serve as our Non-Executive Chairman of the Board on a part-time basis for one year. Upon grant, 150,000 shares of the option vested, with the balance of the shares to vest in four equal quarterly installments following the date of grant. Dr. Mosk voluntarily resigned as our Non-Executive Chairman of the Board in January 2007 and resigned as a director on March 19, 2008. The balance of Technomedics’ 150,000 unvested option shares were cancelled as a result of Dr. Mosk’s voluntary resignation.

In March 2005, Spectral Molecular Imaging issued warrants to purchase 300,000 shares of its common stock to two individuals for services rendered in introducing investors to make investments in a private placement of Spectral Molecular Imaging’s securities. We assumed those warrants in the merger with SMI without the approval of our stockholders, which was not required under applicable law. The warrants are fully vested and are exercisable over a two-year term at a purchase price of $0.15 per share.

In January 2009, we extended the term of all of our outstanding warrants to June 30, 2009 and reduced the exercise price of those warrants with an exercise price of $2.50 per share to $0.25 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following information together with our financial statements and notes thereto that are included in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those presented under “Risk Factors” and elsewhere in this prospectus.

Overview

On January 31, 2006, we completed a merger pursuant to which Spectral Molecular Imaging, Inc. became our wholly owned subsidiary. At the time of the merger, we had virtually no assets or liabilities, and we had not conducted any business operations for several years. In connection with the merger, we changed our name from Patco Industries, Ltd. to Optical Molecular Imaging, Inc. and replaced our officers and directors with those of Spectral Molecular Imaging. Although we acquired Spectral Molecular Imaging in the merger, for accounting purposes the merger was treated as a reverse merger since the stockholders of Spectral Molecular Imaging acquired a majority of our outstanding shares of common stock and the directors and executive officers of Spectral Molecular Imaging became our directors and executive officers. Accordingly, our financial statements contained in this Annual Report and the description of our results of operations and financial condition reflect the operations of Spectral Molecular Imaging.

In May 2006, we decided to suspend our research and development activities on Spectral Molecular Imaging’s spectral imaging technology, and on September 11, 2006, we sold all of the outstanding capital stock of Spectral Molecular Imaging to Dr. Daniel Farkas, a co-founder of Spectral Molecular Imaging and inventor of its technology.

In November 2006, we acquired an exclusive, worldwide license from Cedars-Sinai Medical Center for certain cellular-based therapy technology that we are developing for the potential treatment of brain tumors and other forms of cancer and neurodegenerative disorders. We recently completed a Phase I clinical trial of a vaccine product candidate for the treatment of glioblastoma multiforme based on this technology.

In February 2008, we acquired certain monoclonal antibody related technology owned by Molecular Discoveries LLC. This technology consists of (1) a platform technology referred to by Molecular Discoveries as DIAAD for the potentially rapid discovery of targets (antigens) and monoclonal antibodies for diagnosis and treatment of diverse human diseases and (2) certain monoclonal antibody candidates for the potential detection and treatment of multiple myeloma, small cell lung, pancreatic and ovarian cancers.

Plan of Operation

We are a development stage company that is seeking to develop and commercialize new therapeutics to fight cancer using the immune system.

Since our company’s inception on February 25, 2004, we have been primarily engaged in the acquisition of certain intellectual property, together with the recent clinical testing activities for our lead vaccine product candidate, and have not generated any revenues. As a result, we have incurred operating losses and, as of December 31, 2008, we had an accumulated deficit of $12,084,941. We expect to incur significant research, development and administrative expenses before any of our products can be launched and revenues generated.

For additional information about our plan of business operation, see the “Business” section of this prospectus.

Revenues

We had no revenues during the twelve months ended December 31, 2007 or during the twelve months ended December 31, 2008. We incurred a net loss of $3,614,753 for the twelve months ended December 31, 2007 and a net loss of $3,059,730 for the twelve months ended December 31, 2008. We do not expect to generate any operating revenues during 2009.

Expenses

General and administrative expenses for the twelve months ended December 31, 2007 and for the twelve months ended December 31, 2008 were $946,022 and $1,366,146, respectively. During 2008, the Company accrued $34,952 in bonuses that are contingent on reaching certain clinical development milestones. Research and development expenses for the twelve months ended December 31, 2007 and for the twelve months ended December 31, 2008 were $77,857 and $1,296,772, respectively. We had $2,752,914 of non-cash expense for the twelve months ended December 31, 2007, including $1,296,714 in stock based compensation and $1,456,200 in change in fair value of warrant liability. We had $1,004,432 of non-cash expense for the twelve months ended December 31, 2008, consisting of $513,357 in stock based compensation, $489,000 paid in common stock for in process research and development and $2,075 in depreciation expense.

We expect the amount of our general and administrative cash expenses in 2009 to approximate those cash expenses incurred in 2008. We estimate that the cost of our research and development work will exceed $1,000,000 in 2009, and we may incur significant additional research and development expenses should we expand our research and development work on additional potential applications for our existing technologies or should we acquire additional technologies from one or more third parties.

Loss

We incurred a net loss of $3,614,753 for the twelve months ended December 31, 2007 and a net loss of $3,059,730 for the twelve months ended December 31, 2008.

Liquidity and Capital Resources

As of December 31, 2008, we had working capital of $2,924,886, compared to working capital of $4,997,609 on December 31, 2007.

The estimated cost of completing the development of our lead vaccine product candidate and of obtaining all required regulatory approvals to market that product candidate is substantially greater than the amount of funds we currently have available. We believe that our existing cash balances will be sufficient to fund our currently planned level of operations through at least June 2010, although there is no assurance that such proceeds will be sufficient for this purpose.

We do not have any bank credit lines. We currently plan to attempt to obtain additional financing through the sale of additional equity, although we may also in the future seek to obtain funding through strategic alliances with larger pharmaceutical or biomedical companies. We have not yet identified, and cannot be sure that we will be able to obtain any additional funding from either of these sources, or that the terms under which we may be able to obtain such funding will be beneficial to us. If we are unsuccessful or only partly successful in our efforts to secure additional financing, we may find it necessary to suspend or terminate some or all of our product development and other activities.

As of December 31, 2008, we had no long-term debt obligations, no capital lease obligations, no material purchase obligations or other similar long-term liabilities. In addition, we have no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of our assets, and we do not engage in trading activities involving non-exchange traded contracts.

Cash Flows

We used $1,945,447 of cash in our operations for the twelve months ended December 31, 2008, compared to $912,003 for the twelve months ended December 31, 2007, as the non-cash portion of our net loss for 2008 was $1,004,432 and the non-cash portion of our net loss for the 2007 period was $2,752,914.

We used $3,010,087 of cash in our investing activities for the twelve months ended December 31, 2008, consisting of $3,000,000 in purchases of certificates of deposit and $10,087 in purchases of equipment and none for this purpose for the twelve months ended December 31, 2007.

We received no cash from financing activities for the twelve months ended December 31, 2008 and $4,892,486 from the private placements of our securities that we completed during the twelve months ended December 31, 2007.

Inflation and changing prices have had no effect on our net sales and revenues or on our income from continuing operations over our two most recent fiscal years.

Critical Accounting Policies

Management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to impairment of long-lived assets, including finite lived intangible assets, accrued liabilities and certain expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Our significant accounting policies are summarized in Note 2 of our audited financial statements for the period from February 25, 2004 to December 31, 2008. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

Development Stage Enterprise

We are a development stage enterprise as defined by the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises.” We are devoting substantially all of our present efforts to research and development. All losses accumulated since inception have been considered as part of our development stage activities.

Research and Development Costs

Although we believe that our research and development activities and underlying technologies have continuing value, the amount of future benefits to be derived from them is uncertain. Research and development costs are therefore expensed as incurred rather than capitalized. During 2008, 2007 and 2006, we recorded an expense of $1,296,772, $77,857 and $772,200, respectively, related to research and development activities.

Stock-Based Compensation

In December 2004, the FASB issued SFAS 123R, Share Based Payment: An Amendment of FASB Statements No. 123 and 95 (SFAS 123R). This statement requires that the cost resulting from all share-based payment transactions be recognized in our consolidated financial statements. In addition, in March 2005 the SEC released SEC Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107). SAB 107 provides the SEC staff’s position regarding the application of SFAS 123R and certain SEC rules and regulations, and also provides the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure of fair value recognition, as prescribed under SFAS 123, is no longer an alternative.

In the first quarter of 2006, we adopted the fair value recognition provisions of SFAS 123R utilizing the modified-prospective-transition method, as prescribed by SFAS 123R. Under this transition method, compensation cost recognized during the twelve months ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with SFAS 123, and (b) compensation expense for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Under the modified-prospective-transition method, results for the prior periods have not been restated.

DIRECTORS, EXECUTIVE OFFICERS,

PROMOTERS AND CONTROL PERSONS

Executive Officers and Directors

Executive Officers and Directors

The following table sets forth the name, age and position held by each of our executive officers and directors. Directors are elected for a period of one year and thereafter serve until the next annual meeting at which their successors are duly elected by the stockholders.

Name	Age	Position
John S. Yu, M.D.(1)(2)	45	Chairman of the Board
Manish Singh, Ph.D.	40	President, Chief Executive Officer and Director
C. Kirk Peacock	41	Treasurer and Chief Financial Officer
Jacqueline Brandwynne(2)	71	Director
Richard A. Cowell(2)(3)	61	Director
Robert L. Martuza, M.D.(1)	60	Director
Navdeep Jaikaria(1)(3)	46	Director

(1)	Member of our Compensation Committee
(2)	Member of our Nominating and Corporate Governance Committee
(3)	Member of our Audit Committee

Business Experience and Directorships

The following describes the backgrounds of current executive officers and directors. Our Board of Directors has determined that all of our directors other than Dr. Singh are independent directors as defined in the Nasdaq rules governing members of boards of directors. Under his current right to designate two other members of our Board of Directors, Dr. Yu designated Dr. Robert Martuza in December 2006 and Jacqueline Brandwynne in January 2007 to serve as two of our directors.

John S. Yu, M.D., Chairman of the Board

Dr. Yu served as our Chief Scientific Officer and as a director from November 2006 to January 2007, when he became our Chairman of the Board. He is a member of the full-time faculty in the Department of Neurosurgery at Cedars-Sinai Medical Center. An internationally renowned neurosurgeon, Dr. Yu’s clinical focus is on the treatment of malignant and benign brain and spinal tumors. He is also conducting extensive research in immune and gene therapy for brain tumors. He has also done extensive research in the use of neural stem cells as delivery vehicles for brain cancers and neurodegenerative diseases. He was inducted into Castle and Connelly’s America’s Top Doctors in 2005. Dr. Yu has published articles in a number of prestigious journals, including The Lancet, Cancer Research, Cancer Gene Therapy, Human Gene Therapy, Journal of Neuroimmunology, Journal of Neurological Science and Journal of Neurosurgery. Dr. Yu earned his bachelor’s degree in French literature and biological sciences from Stanford University and spent a year at the Sorbonne in Paris studying French literature. He also pursued a fellowship in immunology at the Institut Pasteur in Paris. He earned his medical degree from Harvard Medical School and master’s degree from the Harvard University’s Department of Genetics. He completed his neurosurgical residency at Massachusetts General Hospital in Boston. In addition, he was a Neuroscience Fellow at the National Institutes of Mental Health in the Neuroimmunology Unit at Massachusetts General Hospital from 1988 to 1989 and was a Culpepper Scholar at the Molecular Neurogenetics Unit at that hospital from 1993 to 1995. His other honors include the Preuss Award, Joint Section on Tumors, American Association of Neurological Surgeons and Congress of Neurologic Surgeons in 1995. He received the Academy Award from the American Academy of

Neurological Surgery at its 1996 annual meeting. Other honors include the Young Investigator Award from the Congress of Neurological Surgeons in 2000, the National Brain Tumor Foundation Grant in 2001, and the Mahaley Clinical Research award from the American Association of Neurological Surgeons in 2005.

Manish Singh, Ph.D., President, Chief Executive Officer and Director

Dr. Singh has served as our President, Chief Executive Officer and as a director since February 2008. Dr. Singh served as a Director at California Technology Ventures, a venture capital firm from June 2003 to December 2007. He managed investments made by that venture capital firm in a number of medical device and biotechnology companies and served as a board director or board observer for several of the firm’s portfolio companies. Dr. Singh co-founded and served as acting Chief Executive Officer of Aliva Biopharmaceuticals, an early stage company focusing on DNA engineering to produce human monoclonal antibodies and humanized mice, from January 2006 to December 2007. From October 1995 to June 2002, he held various management and scientific positions with Odysseus Solutions, Cell Genesys, Chiron Corporation and Genetic Therapy, Inc. Dr. Singh has an MBA from UCLA, a Ph.D. in Chemical and Biochemical Engineering from the University of Maryland Baltimore County, an M.S. in Chemical Engineering from Worcester Polytechnic Institute and a B.S. in Chemical Engineering from the Indian Institute of Technology, Roorkee.

C. Kirk Peacock, Treasurer and Chief Financial Officer

Mr. Peacock has served as our Treasurer and Chief Financial Officer on a part-time basis since January 2006 and previously served in that capacity from May 2005 until September 2006 for our predecessor company on a part-time basis. He also served on a part-time basis as our interim President from November 2007 to February 2008. Mr. Peacock is a Certified Public Accountant and previously was Chief Financial Officer with CytRx Corporation, a ribonucleic acid interference and biopharmaceutical company focused on the development and commercialization of high-value human therapeutics from August 2003 through July 2004. Mr. Peacock has experience as Chief Financial Officer with several start-up companies, including DigitalMed, Inc., a venture-backed subsidiary of Tenet Healthcare, and Ants.Com, Inc., a venture-backed company of Bertelsmann Ventures. Mr. Peacock was also a manager with a large, international accounting firm for a number of years. Mr. Peacock serves as a director on the Board of Directors and a member of the Audit Committee of Laird Norton Company LLC. Mr. Peacock is a graduate of Claremont McKenna College.

Jacqueline Brandwynne, Director

Ms. Brandwynne has served as a director since January 2007. Since 1981, Ms. Brandwynne has served as President and CEO of Brandwynne Corporation, which has co-founded and assisted in the development of several healthcare and biotech companies. Ms. Brandwynne is a business strategist with more than 25 years of experience working with companies such as American Cyanimid, Bristol Myers/Clairol, National Liberty Life, Seagram & Sons and Neutrogena. From 1974 to 1981 she was in charge of developing Citicorp’s global business strategy From 2000 to 2006, Ms. Brandwynne was a director of Microvision, Inc., a public company that develops sophisticated miniature displays. She has served in multiple advisory roles in several administrations, including as an Advisor to the Council of Economic Advisors, a member of the US Trade Representatives Services Policy Advisory Committee, a negotiator of the North American Trade Agreement, a participant in GATT negotiations and a member of The Committee on Critical Choices for America, and Chair of an Economic Summit at the White House. She currently serves on the boards of Pacific Union Bank, the Proteus Venture Biotech Fund and on several non-profit boards, including the Cedars-Sinai Health Systems Board of Governors and the California Institute of the Arts.

Colonel Richard A. Cowell, USA, (Ret.), Director

Colonel Richard A. Cowell, USA, (Ret.) has served as a director since June 2007. Colonel Cowell is a Principal at Booz Allen Hamilton, Inc., where he is involved in advanced concepts, technology experimentation and integration, and establishing new business operations. Prior to joining Booz Allen

Hamilton in March 1996, Colonel Cowell served in the United States Army for 25 years. Mr. Cowell serves as a director and Chair of the Audit Committee for Microvision, Inc. He holds a Top Secret security clearance with special accesses based on a special background investigation. Mr. Cowell holds a B.S. degree in accounting from Ohio State University.

Robert L. Martuza, M.D., Director

Dr. Martuza has served as a director since December 2006. He has been Chief of Neurosurgery Service at Massachusetts General Hospital and Higgins Professor of Neurosurgery at Harvard Medical School since 2000. Dr. Martuza has held appointments at Massachusetts General Hospital and Georgetown University Hospital since 1980 and academic appointments at Harvard Medical School and Georgetown University also since 1980. Dr. Martuza is presently Director of the Pappas Center for Neuro-Oncology at Massachusetts General Hospital and on the Board of Trustees for the Massachusetts General Physicians Organization, Inc. Dr. Martuza currently serves on the Managed Care Committee, Executive Committee on Research, and General Executive Committee at the Massachusetts General Hospital. In addition, he serves as a Director of the American Board of Neurological Surgery; serves on the Board of Scientific Counselors at the National Institute of Neurological Disorders and Stroke; and is coordinating reviewer and serves on the Program Committee for the American Society of Gene Therapy. Dr. Martuza is a recognized authority on neurosurgery, has published numerous articles and books in the field of neurology and has 11 patents issued or pending involving cell therapy. Dr. Martuza has received many grants for research with major research interests in central nervous system tumors, neurofibromatosis, cancer therapy with viral vectors and molecular neurosurgery. Dr. Martuza holds a B.A. degree from Bucknell University and a M. D. from Harvard Medical School. Dr. Martuza was a post-doctoral fellow at Massachusetts General Hospital.

Navdeep Jaikaria, Ph.D., Director

Dr. Jaikaria has served as a director since June 2008. He currently is CEO of SGN Advisors, Inc., an advisory firm that conducts global biopharmaceutical due diligence for private equity funds and hedge funds as well as companies. Dr. Jaikaria held various positions with Rodman & Renshaw from 2003 until 2008, when he retired as Managing Director, Senior Equity Research Analyst – Biotechnology. Dr. Jaikaria previously held positions in equity research with Leerink Swann and Mehta Partners from 2000 to 2003 and consulting positions with Merck & Co. and Antigenics, Inc. from 1996 until 1999. Dr. Jaikaria holds a Ph.D. in Cell Biology and Anatomy from New York Medical College, conducted a research fellowship at Rockefeller University and holds a B.S. in Human Biology from All India Institute of Medical Sciences.

Committees of the Board

Our Board of Directors has established an Audit Committee currently consisting of Mr. Cowell, as Chairman, and Dr. Jaikaria.

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to:

•	the quality and integrity of our financial statements and reports;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

The Audit Committee appoints the independent auditors, reviews with the independent auditors the plans and results of the audit engagement, approves permitted non-audit services provided by our independent auditors and reviews the independence of the auditors. Mr. Cowell has been designated as an “audit committee financial expert” as defined under Item 407(d)(5) of Regulation S-K of the Exchange Act.

Our Board of Directors has established a Compensation Committee currently consisting of Drs. Yu, Martuza and Jaikaria. The Compensation Committee reviews, and makes recommendations to the full Board of Directors relating to, the compensation of our officers and directors, including our officers’ annual salaries and bonuses and the terms and conditions of option grants to our officers and directors under our stock incentive plan.

Our Board of Directors has established a Nominating and Corporate Governance Committee currently consisting of Ms. Brandwynne, as Chairwoman, Mr. Cowell and Dr. Yu. The Nominating and Corporate Governance Committee develops and recommends corporate governance guidelines to the Board, selects or recommends for selection nominees to serve on the Board, and oversees the evaluation of the Board and its committees.

Scientific Advisory Board

We have established a Scientific Advisory Board currently consisting of Dr. Keith Black, as Chairman, Dr. Peter Brooks, Dr. Silvia Formenti and Dr. Sherie Morrison to assist our management in the areas of expertise of the members of our Scientific Advisory Board.

Keith L. Black, M.D.

Dr. Black has served on our Scientific Advisory Board since January 2007. Dr. Black serves as Chairman of the Department of Neurosurgery and Director of the Maxine Dunitz Neurosurgical Institute at Cedars-Sinai Medical Center . An internationally renowned neurosurgeon and scientist, Dr. Black joined Cedars-Sinai Medical Center in July 1997 and was awarded the Ruth and Lawrence Harvey Chair in Neurosciences in November of that year. Prior to joining Cedars-Sinai, Dr. Black served on the University of California, Los Angeles (UCLA) faculty for 10 years where he was a Professor of Neurosurgery. In 1992 he was awarded the Ruth and Raymond Stotter Chair in the Department of Surgery and was Head of the UCLA Comprehensive Brain Tumor Program.

Dr. Black serves on the editorial boards of Neurological Research, Gene Therapy and Molecular Biology, Neurosurgery Quarterly and Frontiers In Bioscience. He was on the National Institutes of Health’s Board of Scientific Counselors for Neurological Disorders and Stroke and was appointed to the National Advisory Neurological Disorders and Stroke Council of the National Institutes of Health from 2000 to 2004. He was also selected as a committee member of the California Institute for Regenerative Medicine Independent Citizens Oversight Committee from 2004-2006.

Dr. Black pioneered research on designing ways to open the blood-brain barrier, enabling chemotherapeutic drugs to be delivered directly into the tumor for which he received the Jacob Javits award from the National Advisory Neurological Disorders and Stroke Council of the National Institutes of Health in June 2000. Other groundbreaking research done by Dr. Black focused on developing a vaccine to enhance the body’s immune response to brain tumors, use of gene arrays to develop molecular profiles of tumors, the use of optical technology for brain mapping, and the use of focused microwave energy to noninvasively destroy brain tumors.

Dr. Black has published extensively and has five patents issued or pending. Dr. Black was featured on the cover of Time magazine in the Fall 1997 special edition “Heroes of Medicine” and was profiled in 1996 on the PBS program, The New Explorers, in an episode called “Outsmarting the Brain.”

Peter Brooks, Ph.D.

Dr. Brooks has served on our Scientific Advisory Board since October 2008. Dr. Brooks serves as a Senior Scientist at the Maine Medical Center Research Institute, where he is focused on studying mechanisms that regulate angiogenesis, tumor growth and metastasis. Prior to joining that Institute, Dr. Brooks served as associate professor and director of Antiogenesis and Radiation Research at New York University (NYU)

School of Medicine. Prior to association with NYU, Dr. Brooks was an assistant professor at the USC School of Medicine, during which time he co-founded Cell Matrix Incorporated, a biotechnology company focuses on anti-antiogenic drugs targeting cryptic ECM epitopes. Dr. Brooks’ studies have led to a recent clinical trial to evaluate the effects of D93, a humanized antibody directed to a cryptic collagen epitope for the treatment of malignant tumors. Dr. Books obtained his Ph.D. in Cell and Developmental Biology from the State University of New York at Stony Brook.

Silvia Chiara Formenti, M.D.

Dr. Formenti has served on our Scientific Advisory Board since June 2007. Dr. Formenti was appointed in 2000 as the first Sandra and Edward H. Meyer Chairman of the new Department of Radiation Oncology at New York University. Widely respected for her work in breast and cervical cancer, Dr. Formenti joined NYU from the University of Southern California, Keck School of Medicine in Los Angeles, where she was a tenured Associate Professor of both Radiation Oncology and Medicine. In addition to her role as Chairman of the NYU Department of Radiation Oncology, Dr. Formenti is currently the Associate Director for Clinical Research as well as the Leader of the Breast Cancer Research Program of the NYU Cancer Institute, where she oversees the clinical and research efforts of over 30 investigators.

A prolific researcher, Dr. Formenti is currently principal or co-principal investigator on five multi-year peer-reviewed grants. She has devoted her research career to the study of women’s malignancies, with a particular focus on underserved patients and Latina women. She has pioneered the use of concurrent chemo-radiation in the neo-adjuvant (before surgery) setting, an ideal setting to explore associations of pre-treatment tumor molecular markers with the extent of pathological response (response in the removed surgical specimen) after chemo-radiation. This research has been consistently funded by the NIH and ACS. The translational component of this research consists of several collaborations with basic scientists to identify in the laboratory which molecular tumor marker might determine response to a specific treatment. In addition, she is studying how chemo-radiation induced cell-death affects patient’s immunity.

Sherie Morrison, Ph. D.

Dr. Morrison is a distinguished professor of Microbiology, Immunology and Molecular Genetics at the University of California, Los Angeles. Dr. Morrison joined the faculty of UCLA in 1988 and acted as department chair for 10 years. Prior to that, Dr. Morrison served as professor in the Department of Microbiology at Columbia University College of Physicians and Surgeons, which followed various post-doctoral fellowships at Columbia University, University of California, Berkeley and Albert Einstein College of Medicine. Her long-time research interest has been the functional properties of antibodies and novel antibody-related proteins, and she is well published in this area. Dr. Morrison holds Ph.D. and B.A. degrees from Stanford University.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth the compensation for services paid in all capacities for the two fiscal years ended December 31, 2008 to Dr. Manish Singh, who has served as our President and Chief Executive Officer since February 18, 2008, and to C. Kirk Peacock, who served as our Interim President from November 5, 2007 to February 17, 2008 and who has served as our Chief Financial Officer since May 16, 2005. We did not pay any other person compensation that exceeded $100,000 during either of the fiscal years ended December 31, 2007 and December 31, 2008.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)(4)		Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Manish Singh, Ph.D. President and Chief Executive Officer	2008	$175,000	(1)	—	—	170,000	(5)	—	—	—	$345,000
	2007	—		—	—	—		—	—	—	—

C. Kirk Peacock Chief Financial Officer	2008	$96,000	(2)			34,116	(6)				$130,116
	2007	$48,500	(3)			32,000	(7)				$80,500

(1)	Includes $16,667 per month for the period from February 18, 2008 through December 31, 2008 for services rendered to us as President and Chief Executive Officer.
(2)	Includes $8,000 per month for services rendered to us as Chief Financial Officer and Treasurer.
(3)	Includes $2,500 per month for the period from January 1, 2007 through May 31, 2007, $4,000 per month from June 1 through October 29, 2007 and $8,000 per month from October 30, 2007 through December 31, 2007 for services as Chief Financial Officer and Treasurer from January 1, 2007 through November 4, 2007 and for services as Interim President and Chief Financial Officer from November 5, 2007 through December 31, 2007.
(4)	This column represents the dollar amount recognized for financial statement reporting purposes for the fair value of stock options granted to the named executive, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the option grants, refer to Note 2 of our financial statements in this Annual Report. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executive from these awards.
(5)	Includes a seven-year option to purchase 600,000 shares of our common stock granted February 18, 2008 at an exercise price of $1.00 per share, vesting monthly over a one-year period following the date of grant, for services rendered as President and Chief Executive Officer.
(6)	Includes a seven-year option to purchase 50,000 shares of our common stock granted October 30, 2007 at an exercise price of $1.30 per share, vesting monthly over a one-year period following the date of grant, for services rendered as Chief Financial Officer and Treasurer commencing October 30, 2007 and also as Interim President commencing November 5, 2007.
(7)	Includes (i) a seven-year option to purchase 50,000 shares of our common stock granted October 30, 2007 at an exercise price of $1.30 per share, vesting monthly over a one-year period following the date of grant, for services rendered as Chief Financial Officer and Treasurer commencing October 30, 2007 and also as Interim President commencing November 5, 2007 and (ii) a seven-year option to purchase 50,000 shares of our common stock granted October 30, 2006, at an exercise price of $1.00 per share, vesting quarterly over a one-year period following the date of grant, for services rendered as Chief Financial Officer and Treasurer commencing October 30, 2006.

Stock Option Grants

The following table sets forth information as of December 31, 2008 concerning unexercised options, unvested stock and equity incentive plan awards for the executive officers named in the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AT YEAR ENDED DECEMBER 31, 2008

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Manish Singh, Ph.D.	600,000	(1)	100,000	(1)		$1.00	02-17-15
	25,000	(2)	18,750	(2)		.27	9-28-15

C. Kirk Peacock	50,181	(3)	—			0.35	05-15-10
	25,000	(4)	—			1.00	10-29-13
	50,000	(5)	—			1.00	10-29-13
	50,000	(6)	—			1.30	10-29-14
	8,334	(7)	41,666	(7)		.30	10-29-15

(1)	Vested monthly following grant on February 18, 2008
(2)	Vested 25% quarterly following grant on September 30, 2008
(3)	Vested monthly following grant on May 16, 2005.
(4)	Vested upon grant, October 30, 2006.
(5)	Vested 25% quarterly following grant on October 30, 2006.
(6)	Vested monthly following grant on October 30, 2007.
(7)	Vested monthly following grant on October 30, 2008.

Compensation of Directors

On November 5, 2007, the Board of Directors adopted a compensation program for the directors whereby each non-employee director will receive compensation in the form of cash and stock options for serving on the board as well as serving on board committees. The cash compensation consists of an annual retainer of $10,000 for serving as a director, a fee of $1,000 for each Board meeting attended, and a fee of $750 for each Board committee meeting attended. In addition, the Chairman of the Board will receive a $25,000 annual retainer, and the Chairperson of each of the Board committees will receive a $15,000 annual retainer. All fees are to be paid quarterly. Seven-year non-qualified stock options to purchase 25,000 shares of the Corporation’s common stock are to be granted annually on the date of the annual shareholders’ meeting to each non-employee director at an exercise price equal to the last reported trading price of the Corporation’s common stock on that day, with such option to vest quarterly over the one-year period following the date of grant.

During the fiscal year ended December 31, 2007, we paid our non-employee directors cash compensation for serving on the Board of Directors and committees of the Board and granted each of our non-employee directors seven-year non-qualified options to purchase 25,000 shares of our common stock vesting quarterly over a one-year period following the date of grant. All of the foregoing options, granted to the directors in November 2007 have an exercise price of $1.30 per share. In November 2007, we also granted to each of two of our directors, Ms. Brandwynne and Dr. Mosk, a seven-year option to purchase 75,000 shares of our common stock at an exercise price of $1.30 per share for their identification and facilitation of the acquisition of the monoclonal antibody related technology from Molecular Discoveries, with such options to vest upon the closing of such acquisition.

During the fiscal year ended December 31, 2008, we paid our non-employee directors cash compensation for serving on the Board of Directors and committees of the Board and granted each of our directors seven-year non-qualified options to purchase 25,000 shares of our common stock vesting quarterly over a one-year period following the date of grant, at an exercise price of $0.27 per share.

The following table sets forth information concerning the compensation paid to each of our non-employee directors during 2008 for their services rendered as directors. The compensation of Dr. Singh, who serves as a director and as our President and Chief Executive Officer, is described above in the Summary Compensation Table.

DIRECTOR COMPENSATION FOR FISCAL YEAR 2008

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards(1)(2)(5)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Jacqueline Brandwynne(3)	$30,417	—	$92,313	—	—	—	$122,730
Richard A. Cowell	$33,417	—	$43,063	—	—	—	$76,480
Navdeep Jaikaria(4)	$10,417	—	$6,313	—	—	—	$16,730
Robert L. Martuza	$16,417	—	$21,563	—	—	—	$37,980
John Yu	$48,083	—	$21,563	—	—	—	$69,646

(1)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of stock options granted to the named director in fiscal year 2008, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2007 grants, refer to Note 2 of our financial statements in this Annual Report. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized from these awards by the named director.
(2)	On September 29, 2008 we granted a seven-year non-qualified option to purchase 25,000 shares of the Company’s common stock at an exercise price of $0.27 per share to each of our directors, vesting quarterly over a one-year period, for their services as directors for the one-year period commencing September 29, 2008.
(3)	In November 2007, we granted to Ms. Brandwynne, a seven-year option to purchase 75,000 shares of our common stock at an exercise price of $1.30 per share for her identification and facilitation of the acquisition of the monoclonal antibody related technology from Molecular Discoveries. This option vested upon the signing of the Molecular Discoveries Agreement in February 2008.
(4)	Dr. Jaikaria was appointed as a director effective June 20, 2008. In connection with his appointment as a director, we granted Dr. Jaikaria an option with a seven-year term to purchase 25,000 shares of our common stock at an exercise price of $0.65 per share.
(5)	As of December 31, 2008, our non-employee directors held vested and unvested options, which they received as compensation for their services as directors, to purchase the following number of shares of our common stock: Jacqueline Brandwynne – 175,000 shares; Richard A. Cowell – 100,000 shares; Navdeep Jaikaria – 50,000 shares; Robert L. Martuza – 100,000 shares; and John Yu – 50,000 shares.

Stock Incentive Plan

We have adopted our Equity Plan, pursuant to which we are authorized to grant options, restricted stock and stock appreciation rights to purchase up to 3,400,000 shares of common stock to our employees, officers, directors, consultants and advisors. Awards under the plan may consist of stock options (both non- qualified options and options intended to qualify as “Incentive Stock Options” under Section 422 of the Internal Revenue Code of 1986, as amended), restricted stock awards and stock appreciation rights.

The Equity Plan is administered by our Board of Directors or a committee appointed by the Board, which determines the persons to whom awards will be granted, the type of award to be granted, the number of awards to be granted and the specific terms of each grant, including the vesting thereof, subject to the provisions of the plan.

The Equity Plan provides that the exercise price of each incentive stock option may not be less than the fair market value of our common stock on the date of grant (or 110% of the fair market value in the case of a grantee holding more than 10% of our outstanding common stock). The exercise price of a non-qualified stock option shall be no less than the fair market value of the common stock on the date of grant. The maximum number of options that may be granted in any fiscal year to any participant is 600,000.

The plan also permits the grant of freestanding stock appreciation rights or in tandem with option awards. The grant price of a stock appreciation right shall be no less than the fair market value of a share on the date of grant of the stock appreciation right. No stock appreciation right shall be exercisable later than the tenth anniversary of its grant. Upon the exercise of a stock appreciation right, a participant shall be entitled to receive common stock at a fair market value equal to the benefit to be received by the exercise.

The plan also provides us with the ability to grant or sell shares of common stock that are subject to certain transferability, forfeiture, repurchase or other restrictions. The type of restriction, the number of shares of restricted stock granted and other such provisions shall be determined by our Board of Directors or its committee.

Unless otherwise determined by our Board of Directors or its committee, awards granted under the Equity Plan are not transferable other than by will or by the laws of descent and distribution.

The Equity Plan provides that, except as set forth in an individual award agreement, upon the occurrence of a corporate transaction: (1) our Board of Directors or its committee shall notify each participant at least thirty (30) days prior to the consummation of the corporate transaction or as soon as may be practicable and (2) all options and stock appreciation rights shall terminate and all restricted stock shall be forfeited immediately prior to the consummation of such corporate transaction unless the committee determines otherwise in its sole discretion. A “corporate transaction” means (1) a liquidation or dissolution of the company; (2) a merger or consolidation of the company with or into another corporation or entity (other than a merger with a wholly-owned subsidiary); (3) a sale of all or substantially all of the assets of the company; or (4) a purchase or other acquisition of more than 50% of the outstanding stock of the company by one person or by more than one person acting in concert.

Our Board of Directors may alter, amend or terminate the plan in any respect at any time, but no alteration, amendment or termination will adversely affect in any material way any award previously granted under the plan, without the written consent of the participant holding such award.

As of December 31, 2008, there were outstanding options under our Equity Plan to purchase approximately 2,217,910 shares of our common stock at a weighted- average exercise price of approximately $0.88 per share. The grants of options under the Plan during 2008 are described below.

In December 2008, we granted a seven-year non-qualified option to purchase 50,000 shares of common stock at an exercise price of $0.30 per share to C. Kirk Peacock in accordance with his employment contract, with one-twelfth of the shares vesting each month for the year following the date of grant. This option may be exercised within its term during the period the grantee provides services to the Company and for 24 months after the grantee ceases providing services for any reason other than termination by the Company for cause.

In October 2008, we granted a five-year non-qualified option to purchase 10,000 shares of our common stock to a member of our Scientific Advisory Board (“SAB”) for service as a member on the SAB for the coming year at an exercise price of $0.51 per share, with such option to vest quarterly for the one-year period following the date of grant.

In September 2008, we granted a five-year non-qualified option to purchase 10,000 shares of our common stock to a member of our SAB for service as a member for the coming year at an exercise price of $0.35 per share, with such option to vest quarterly for the one-year period following the date of grant.

In September 2008, we granted a non-qualified option to purchase 25,000 shares of common stock to each of our directors for their service as a director for the one-year period commencing September 29, 2008. Each of the options granted to the directors has a term of seven years, has an exercise price of $0.27 per share and may be exercised within their term during the period the grantee provides services to us and for 24 months after the grantee ceases providing services for any reason other than termination by us for cause.

In September 2008, we granted a seven-year non-qualified option to purchase 66,000 shares of our common stock at an exercise price of $0.68 per share to Dr. James Bender in accordance with his consulting agreement to serve as our Vice President – Clinical Development for a one-year term, with such option to vest at the rate of 3,000 shares per month during the term of the consulting agreement and with the remaining 30,000 shares to vest in accordance with completion of milestones contained in the consulting agreement.

In June 2008, we granted a seven-year non-qualified option to purchase 25,000 shares of our common stock at an exercise price of $0.65 per share to Dr. Navdeep Jaikaria for joining our Board of Directors. In June 2008, we granted a seven-year non-qualified option to purchase 24,000 shares of our common stock to our investor relations consultant, which vests at 2,000 shares per month through the term of her contract, and a seven-year non-qualified option to purchase 6,000 shares of our common stock, which vests monthly following the date of grant to our Executive Assistant and Officer Manager, with both options having an exercise price of $0.65 per share.

In February 2008, we granted a five-year non-qualified option to purchase 75,000 shares of our common stock at an exercise price of $0.53 per share to Dr. Cohava Gelber pursuant to a consulting agreement with Dr. Gelber, with such option to vest 5,000 shares per month for ten months following the date of grant and the remaining shares to vest upon completion of milestones contained in the consulting agreement. Effective August 1, 2008, the Company entered into a new consulting agreement with Dr. Gelber terminating and replacing the existing agreement. Under the new consulting agreement, 25,000 shares of the previously granted 75,000 shares option were cancelled due to a vesting milestone not being achieved, and we granted Dr. Gelber a new five-year non-qualified option to purchase 84,000 shares of our common stock at an exercise price of $0.68 per share, with such option to vest at the rate of 3,000 shares each month during the term of the consulting agreement and 48,000 shares to vest upon completion of milestones contained in the new consulting agreement.

In February 2008 a seven-year non-qualified option to purchase 600,000 shares of our common stock at an exercise price of $1.00 per share was granted to Dr. Manish Singh upon his employment as our President and Chief Executive Officer, vesting monthly for the one-year period following the date of grant.

Employment Agreements

John S. Yu, M.D.

Dr. John Yu and the Company entered into a definitive Agreement, dated as of November 17, 2006, and a related Securities Purchase Agreement, dated as of November 17, 2006, Non-qualified Stock Option Agreement, dated as of November 17, 2006 and Registration Rights Agreement, dated as of November 17, 2006. Under the Agreement, Dr. Yu agreed to serve as our Chief Scientific Officer for an initial one-year term on a part-time basis and will not receive any compensation for these services except the grant of the stock option described below. Under the terms of the Agreement and the Non-Qualified Stock Option Agreement, the Company granted Dr. Yu (1) an option to purchase 150,000 shares of its common stock in consideration for his relinquishment of his royalty interest in the cellular-based therapy technology and (2) an option to purchase 5,783,424 shares of its common stock in consideration of his agreeing to serve as its Chief Scientific Officer for a one-year term. Both options have an exercise price of $1.00 per share, a term of ten years and were fully vested upon grant.

For so long as Dr. Yu owns Company shares or fully vested immediately exercisable options to purchase Company shares totaling at least 2,000,000 shares, the Company has agreed to use commercially reasonable efforts to enable Dr. Yu to continue to serve on its Board of Directors. For so long as Dr. Yu owns Company shares or fully vested immediately exercisable options to purchase Company shares totaling at least 4,000,000 shares or at least 5,000,000 shares, the Company has agreed to use commercially reasonable efforts to enable Dr. Yu and either one or two, respectively, of his designees to serve on its Board of Directors.

Manish Singh, Ph.D.

Effective February 18, 2008, the Company entered into an Employment Agreement with Dr. Manish Singh under which Dr. Singh agreed to serve on a full-time basis as the Company’s President and Chief Executive Officer for a one-year term. Under the agreement, Dr. Singh received an annual salary of $200,000 and a seven-year non-qualified stock option to purchase 600,000 shares of the Company’s common stock at an exercise price of $1.00 per share, vesting monthly for the year following the date of grant. Dr. Singh is entitled to exercise the option within its term during the period Dr. Singh provides services to the Company and for 24 months after he ceases providing services for any reason other than termination by the Company for cause. The Company also agreed to use its commercially reasonable efforts to have Dr. Singh serve as a member of the Company’s Board of Directors during the term of the Employment Agreement.

Effective February 18, 2009, the Company entered into a new Employment Agreement with Dr. Manish Singh pursuant to which Dr. Singh will continue to serve on a full-time basis as the Company’s President and Chief Executive Officer for a one-year term. The Company is required under the Employment Agreement to use its commercially reasonable efforts to have Dr. Singh continue to serve as a member of the Company’s Board of Directors during the term of the Employment Agreement.

The Employment Agreement provides for an annual base salary of $250,000, payable bi-weekly, and cash bonuses of (1) $50,000 if the Company completes a financing, a strategic alliance or a merger or acquisition that generates at least $2,500,000 of net proceeds (after commissions) during the term of the agreement; (2) $100,000 if the Company completes a financing, a strategic alliance or a merger or acquisition that generates at least $5,000,000 of net proceeds (after commissions) during the term of the agreement; or (3) $200,000 if the Company completes a financing, a strategic alliance or a merger or acquisition that generates at least $10,000,000 of net proceeds (after commissions) during the term of the agreement. The total cash bonus payable shall not exceed $200,000. Pursuant to the Employment Agreement, the Company granted

Dr. Singh a seven-year non-qualified stock option on February 18, 2009 under the Equity Plan to purchase 700,000 shares of the Company’s common stock at an exercise price of $0.15 per share. The option vests (i) as to 300,000 shares in twelve equal monthly installments of 25,000 shares each over the twelve-month period from and immediately following the grant date, (ii) as to 200,000 shares if the Company achieves during term of the agreement either (a) a volume weighted average trading price for its common stock of greater than $1.00 for any 30-day period during the term of the agreement on average daily trading volume of at least 10,000 shares, or (b) working capital at the end of the term of the agreement of at least $5,000,000; and (iii) as to 200,000 shares if the Company achieves during term of the agreement either (a) a volume weighted average trading price for its common stock of greater than $1.50 for any 30-day period during the term of the agreement on average daily trading volume of at least 10,000 shares or (b) working capital at the end of the term of the agreement of at least $8,000,000. The option may be exercised during the period that Dr. Singh provides services to the Company and for 24 months after termination for any reason except termination for cause by the Company, provided that such exercise is within the seven-year term of the option.

In the event that the Company terminates the Employment Agreement without cause or does not extend the Employment Agreement upon its expiration for an additional one-year term or Dr. Singh terminates the Employment Agreement due to (1) his principal place of work for the Company being relocated by more than 50 miles, (2) a material change in his duties, (3) a failure by the Company to pay him any of his contractual compensation, or (4) a constructive termination of Dr. Singh or unlawful harassment or retaliation against him, then the Company upon such termination will be required to make a lump sum payment to Dr. Singh equal to six months of his base annual salary and 50% of the shares covered by his option (or 100% of all such shares if the Company is not the surviving entity in a Corporate Transaction (as defined by the Equity Plan) that have not yet vested will immediately become vested.

In the event the Company completes a merger in which Dr. Singh is offered an executive position with the Company or surviving corporation for at least a one-year term, with an annual base salary of $250,000 and a cash bonus and option compensation package having an aggregate value of at least $75,000 (as determined in good faith by the Company or surviving corporation), Dr. Singh will not be entitled to terminate the Employment Agreement based on a change in duties and responsibilities or a location change.

C. Kirk Peacock

Effective November 5, 2007, the Company entered into an Employment Agreement with C. Kirk Peacock under which Mr. Peacock agreed to serve on a part-time basis as Interim President and to continue to serve as Chief Financial Officer. Under the agreement, Mr. Peacock received a salary of $8,000 per month and was granted an option with a seven-year term to purchase 50,000 shares of the Company’s common stock at an exercise price of $1.30 per share, vesting monthly for the year following the date of grant. Mr. Peacock is entitled to exercise the option within its term during the period Mr. Peacock provides services to the Company and for 24 months after he ceases providing services for any reason other than termination by the Company for cause.

Effective October 30, 2008, the Company entered into a new Employment Agreement with Mr. Peacock under which he will continue to serve on a part-time basis as the Company’s Chief Financial Officer for a one-year term. Under this agreement, Mr. Peacock receives a monthly salary of $8,000 and was granted a seven-year non-qualified option to purchase 50,000 shares of the Company’s common stock at a price of $0.30 per share, with such option to vest in equal monthly installments over the one-year term of the agreement, with 50% of any then unvested option shares to become vested if Mr. Peacock’s employment is terminated by the Company without cause and with all vested options to be exercisable for 24 months after termination of Mr. Peacock’s employment for any reason other than termination by the Company for cause.

Indemnification of Directors and Officers

Our Amended and Restated Certificate of Incorporation provides that, to the full extent permitted by the Delaware General Corporation Law, no director will be personally liable to us or our stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director.

Our Amended and Restated Certificate of Incorporation also provides that each person who is or was or had agreed to become a director or officer, and each such person who is or was serving or who had agreed to serve at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other entity, will be indemnified by us to the full extent permitted by the Delaware General Corporation Law and will be entitled to advancement of expenses in connection therewith. Our Bylaws have similar indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of March 1, 2009 (a) by each person known by us to own beneficially 5% or more of any class of our common stock, (b) by each of our executive officers named in the Summary Compensation Table and our directors and (c) by all executive officers and directors of this company as a group. As of March 1, 2009, there were 12,682,493 shares of our common stock issued and outstanding. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all the shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned (2)		Percentage of Class
John S. Yu, M.D.	5,970,924	(3)	32.01%

Manfred Mosk, Ph.D. Technomedics Management & Systems, Inc. P. O. Box 3207 Redondo Beach, CA 90277	1,464,100	(4)	11.34%

Sanford J. Hillsberg 1801 Century Park East, Suite 1600 Los Angeles, California 90067	1,371,350	(5)	10.73%

Keith Black, M.D. 8631 West Third Street, Suite 800E Los Angeles, CA 90048	1,451,111	(6)	10.30%

RAB Special Situations (Master) Fund Limited P.O. Box 908 GT Walker House Mary Street George Town, Cayman Islands	1,283,334	(7)	9.9%

Cedars-Sinai Medical Center Davis 4021 8700 Beverly Blvd. Los Angeles, CA 90048	794,000		6.26%

Dr. Manish Singh	673,500	(8)	5.05%

C. Kirk Peacock	200,183	(3)	1.55%

Jacqueline Brandwynne	302,500	(9)	2.36%

Robert L. Martuza, M.D.	87,500	(3)	*

Richard A. Cowell	87,500	(3)	*

Navdeep Jaikaria	31,250	(3)	*
All executive officers and directors as a group (7 persons) (11)	7,353,357		36.98%

*	Less than 1%.
(1)	Unless otherwise indicated, the address of each of the persons shown is c/o ImmunoCellular Therapeutics, Ltd., 21900 Burbank Boulevard, 3rd Floor, Woodland Hills, California 91367.
(2)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding, including for purposes of computing the percentage ownership of the person holding such option, warrant or convertible security, but not for purposes of computing the percentage of any other holder.

(3)	All of the shares shown are subject to options.
(4)	Includes 1,103,979 shares of common stock and 81,250 shares of our common stock issuable upon exercise of options owned of record by Dr. Mosk, and 128,871 shares of common stock and 150,000 shares of our common stock issuable upon the exercise of options owned of record by Technomedics Management & Systems, Inc., of which Dr. Mosk is the controlling stockholder.
(5)	Includes 1,271,350 shares of our common stock and 100,000 shares of our common stock issuable upon the exercise of options and warrants. Excludes 266,593 shares owned beneficially by TroyGould PC, of which Mr. Hillsberg is a member.
(6)	Includes 51,111 shares owned of record and 1,400,000 shares of our common stock issuable upon exercise of options.
(7)	Information for RAB Special Situations (Master) Fund Limited (“RAB”) is based on a Schedule 13G/A filed by RAB with the SEC on February 17, 2009, which states that, as of December 31, 2008, RAB owned 1,000,000 shares of our common stock and warrants to acquire an additional 1,666,668 shares of our common stock. Because exercise of RAB’s warrants is limited by their terms so that RAB’s beneficial ownership will not exceed at any time 9.9% of our outstanding common stock (including in such calculation shares acquired by RAB upon the exercise of its warrants), the table lists 1,283,334 shares of common stock as owned by RAB, which is comprised of the 1,000,000 shares of common stock that are owned of record by RAB and 283,334 shares of common stock that are issuable upon RAB’s partial exercise of its warrants.
(8)	Includes 11,000 shares owned of record and 662,500 shares of our common stock issuable upon exercise of options.
(9)	Includes 140,000 shares owned of record and 162,500 shares of our common stock issuable upon exercise of options.

SELLING SECURITYHOLDERS

Selling Securityholders Table

The shares to be offered by the selling securityholders are “restricted” securities under applicable federal and state securities laws and are being registered under the Securities Act, to give the selling securityholders the opportunity to publicly sell these shares. The registration of these shares does not require that any of the shares be offered or sold by the selling securityholders. The selling securityholders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement. Please see “Plan of Distribution.” The selling securityholders and any agents or broker-dealers that participate with the selling securityholders in the distribution of registered shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

No estimate can be given as to the amount or percentage of our common stock that will be held by the selling securityholders after any sales made pursuant to this prospectus because the selling securityholders are not required to sell any of the shares being registered under this prospectus. The following table assumes that the selling securityholders will sell all of the shares listed in this prospectus.

The following table sets forth the beneficial ownership of the selling securityholders. The term “selling securityholder” or “selling securityholders” includes the stockholders listed below and their respective transferees, assignees, pledges, donees or other successors. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days are deemed outstanding, including for purposes of computing the percentage ownership of the person holding the option, warrant or convertible security, but not for purposes of computing the percentage of any other holder.

	Beneficial Ownership Before Offering					Beneficial Ownership After Offering(1)
	Number of Shares		Percent	Number of Shares Being Offered		Number of Shares	Percent
Jacqueline Brandwynne	302,500	(2)	2.36%	140,000	(2)	162,500	1.27%
Cedars-Sinai Medical Center	794,000		6.26%	694,000		100,000	*
Blake Morgan Epstein	190,000		1.50%	190,000		0	0
Daniel L. Farkas	510,062		4.02%	510,062		0	0
Gerald E. Gray	310,022	(3)	2.40%	310,022	(3)	0	0
Sanford J. Hillsberg	1,371,350	(4)	10.73%	1,259,350	(4)	112,000	*
Linda S. Huff	10,000		*	10,000		0	0
Behzad Kianmahd	100,000	(5)	*	100,000	(5)	0	0
William T. Kotcheff & Laifun Chung Kotcheff, JT	150,000	(6)	1.18%	150,000	(6)	0	0
Manfred Mosk	1,185,229	(7)	9.29%	1,103,979	(7)	81,250	*
Mona D. Mosk	500,000		3.94%	500,000		0	0
Rudolph Nisi	472,000	(8)	3.70%	382,000	(8)	90,000	*
Irwin A. Olian, Jr.	472,366	(9)	3.60%	472,366	(9)	0	0
Maurice Singer	290,400	(122)	2.29%	250,400	(122)	40,000	*
Technomedics Management & Systems, Inc.	278,871	(10)	2.17%	278,871	(10)	0	0
Troy & Gould Professional Corporation	266,593		2.10%	266,593		0	0
David Wohlberg	462,879	(11)	3.54%	97,400	(11)	375,479	2.88%
Dan Zuckerman & Liat Zuckerman, JT	50,118	(12)	*	50,000	(12)	118	*
John S. Yu, M.D. and Helena Yu, Co-trustees of the Yu Family Trust	6,045,924	(13)	32.28%	5,933,424	(13)	112,500	*
Keith L. Black	1,451,111	(14)	10.30%	1,451,111	(14)	0	0
R. Craig Barton	400,000	(15)	3.10%	400,000	(15)	0	0
Canaccord Capital Corp. FBO Brian Bickerton	270,000	(16)	2.12%	80,000	(16)	190,000	0
Brian L. Bickerton	270,000	(16)	2.12%	170,000	(16)	100,000	0
Brian Bickerton	270,000	(16)	2.12%	20,000	(16)	250,000	0
Lois Bolster and George Bolster, JT Ten	200,000	(17)	1.56%	200,000	(17)	0	0
Marc Laurence Brown	102,600	(18)	*	40,000	(18)	62,600	*
Soren Christiansen and Beth Christiansen, Jt Ten	270,000	(19)	2.12%	75,000	(19)	195,000	0
NBCN Inc ITF Soren & Beth Christiansen	270,000	(19)	2.12%	75,000	(19)	195,000	0
Soren Christianson	270,000	(19)	2.12%	120,000	(19)	150,000
Adam W. Dalsin	50,000	(20)	*	50,000	(20)	0	0
James P. Dalsin	250,000	(21)	1.95%	250,000	(21)	0	0
Mitchell P. Dalsin	50,000	(22)	*	50,000	(22)	0	0
Patricia L. Dalsin	250,000	(23)	1.95%	250,000	(23)	0	0

	Beneficial Ownership Before Offering					Beneficial Ownership After Offering(1)
	Number of Shares		Percent	Number of Shares Being Offered		Number of Shares	Percent
Tim Farnsworth	50,000	(24)	*	50,000	(24)	0	0
Stanley N. Friedman and Leslie Friedman, Jt. Ten.	40,000	(25)	*	40,000	(25)	0	0
Russell M. Gioiella & Nerissa Radell, Jt. Ten	30,000	(26)	*	30,000	(26)	0	0
Charles K. Gunn, TTEE Gunn Trust DTD 4-28-98	22,000	(27)	*	20,000	(27)	2,000	*
William Leo Hanrahan	120,000	(28)	*	120,000	(28)	0	0
Stephen Herr	40,000	(29)	*	40,000	(29)	0	0
Erik Hutton	70,000	(30)	*	70,000	(30)	0	0
Jacki Isles	100,000	(31)	*	100,000	(31)	0	0
Fred Krahn	159,600	(32)	1.25%	140,000	(32)	19,600	*
Michael McFerrin Trust	50,000	(33)	*	50,000	(33)	0	0
Steven Mount	20,000	(34)	*	20,000	(34)	0	0
Platt Living Trust	20,000	(35)	*	20,000	(35)	0	0
R & I Family Trust u/a/d/ 3-15-90 Richard N. Kipper & Inta A. Kipper, Trustees	22,500	(36)	*	20,000	(36)	2,500	*
Daniel Reardon	50,000	(37)	*	50,000	(37)	0	0
Maurice Regan	50,000	(38)	*	50,000	(38)	0	0
Nicolle Sicotte	200,000	(39)	1.56%	200,000	(39)	0	0
Paul Sicotte	200,000	(40)	1.56%	200,000	(40)	0	0
Timothy M. Sperling & Katherine H. Sperling, JT Ten	239,604	(41)	1.87%	220,000	(41)	19,604	*
Charles M. Stern & Terri Jo Stern, Trustees of the Stern Family Trust dated 3-10-97	20,000	(42)	*	20,000	(42)	0	0
Fin Temple	40,000	(43)	*	40,000	(43)	0	0
Larry Trapp	200,000	(44)	1.56%	200,000	(44)	0	0
Jeff Ullyot	51,700	(45)	*	40,000	(45)	11,700	*
VMS Capital Opportunity Fund, L.P.	20,000	(46)	*	20,000	(46)	0	0
Scott A. Young	60,000	(47)	*	60,000	(47)	0	0
Irwin L. Zalcberg	393,668	(48)	3.07%	50,000	(48)	77,000	*
Irwin L. Zalcberg Profit Sharing U/A/D 8/15/84, Irwin Zalcberg TTEE	393,668	(48)	3.07%	266,668	(48)	77,000	*
William C. Patridge	434,052		3.42%	434,052		0	0
William C. Patridge & Barbara Patridge, JT	65,948		*	65,948		0	0
Simon Wiesenthal Center	50,000		*	50,000		0	0
Synagogue for the Performing Arts	155,000		*	155,000		0	0
Credit Suisse Client Nominees (UK) Limited	2,666,668	(49)	15.64%	2,666,668	(49)	0	0
John R. Albrecht	80,000	(50)	*	80,000	(50)	0	0
Aquadel Holdings Inc.	26,666	(51)	*	26,666	(51)	0	0
Arbora	160,000	(52)	1.25%	160,000	(52)	0	0
Leo A. Beskar	200,000	(53)	1.56%	200,000	(53)	0	0
Elizabeth Bickerton	20,000	(54)	*	20,000	(54)	0	0
Glenn R. Brown	66,666	(55)	*	66,666	(55)	0	0
Robert Chanson	12,000	(56)	*	12,000	(56)	0	0

	Beneficial Ownership Before Offering					Beneficial Ownership After Offering(1)
	Number of Shares		Percent	Number of Shares Being Offered		Number of Shares	Percent
Frank Deacon & Anne Deacon, JT	20,000	(57)	*	20,000	(57)	0	0
Division Eight Holdings, Inc.	40,000	(58)	*	40,000	(58)	0	0
Bob Dunbar	150,000	(59)	1.18%	150,000	(59)	0	0
Ken Fehlauer	20,000	(60)	*	20,000	(60)	0	0
Christof Gebenetter	12,000	(61)	*	12,000	(61)	0	0
Jenny Grills	13,400	(62)	*	13,400	(62)	0	0
Jared Grymaloski	13,334	(63)	*	13,334	(63)	0	0
Peter Honegger	20,000	(64)	*	20,000	(64)	0	0
Rolf Isler	10,800	(65)	*	10,800	(65)	0	0
Yvonne Keller	20,000	(66)	*	20,000	(66)	0	0
Eduard Kiener	40,000	(67)	*	40,000	(67)	0	0
Bruno Laenzlinger	14,000	(68)	*	14,000	(68)	0	0
Lawewa International, Ltd.	20,000	(69)	*	20,000	(69)	0	0
Craig Lehr	30,000	(70)	*	30,000	(70)	0	0
The Marie Baier Foundation, Inc.	133,336	(71)	1.05%	133,336	(71)	0	0
Daniel Muehlemann	90,000	(72)	*	90,000	(72)	0	0
Markus Nuber	20,000	(73)	*	20,000	(73)	0	0
Hans Oetliker & Margaretha Oetliker, JT	10,000	(74)	*	10,000	(74)	0	0
1394574 Ontario Limited	66,668	(75)	*	66,668	(75)	0	0
Heike Rappai	20,000	(76)	*	20,000	(76)	0	0
Heinz Reinhart	12,000	(77)	*	12,000	(77)	0	0
Edwin Staeheli	60,000	(78)	*	60,000	(78)	0	0
Denis Von Sury	40,000	(79)	*	40,000	(79)	0	0
Juerg Voegeli	10,000	(80)	*	10,000	(80)	0	0
Rod Wiebe & Laura Wiebe, JT	16,000	(81)	*	16,000	(81)	0	0
Blain M. Archer	26,666	(82)	*	26,666	(82)	0	0
Robbie Bensley	35,000	(83)	*	30,000	(83)	5,000	*
Sharon Blair	20,000	(84)	*	20,000	(84)	0	0
Douglas E. Charles	60,000	(85)	*	60,000	(85)	0	0
Randy Contoli	7,000	(86)	*	7,000	(86)	0	0
Berteline Baier Dale, Living Trust	66,667	(87)	*	66,667	(87)	0	0
Robert J. Dornan	70,000	(88)	*	70,000	(88)	0	0
Joseph G. Drescher	20,000	(89)	*	20,000	(89)	0	0
Edmund P. Faessler	30,000	(90)	*	30,000	(90)	0	0
David R. Fedy	8,000	(91)	*	6,000	(91)	2,000	*
Mary Jo Fedy	10,000	(92)	*	10,000	(92)	0	0
Michael Guppy	6,000	(93)	*	6,000	(93)	0	0
Rene Haeusler	31,924	(94)	*	31,924	(94)	0	0
Lynda Hayek	40,000	(95)	*	40,000	(95)	0	0
Sharlene Hayek	30,000	(96)	*	30,000	(96)	0	0
Kevin Jardine	176,000	(97)	1.38%	176,000	(97)	0	0
Mark Kaess	200,000	(98)	1.56%	200,000	(98)	0	0
Mark V. Kaess – IRA Account	400,000	(98)	3.10%	400,000	(98)	0	0
Digby Kier	66,668	(99)	*	66,668	(99)	0	0
Robin Lott	14,000	(100)	*	14,000	(100)	0	0

	Beneficial Ownership Before Offering					Beneficial Ownership After Offering(1)
	Number of Shares		Percent	Number of Shares Being Offered		Number of Shares	Percent
Matt McCoy	20,000	(101)	*	20,000	(101)	0	0
Kent McKinnon	10,000	(102)	*	10,000	(102)	0	0
Ian R. McLaren	48,000	(103)	*	48,000	(103)	0	0
Nashira Inc	33,333	(104)	*	33,333	(104)	0	0
Amy Ng	26,666	(105)	*	26,666	(105)	0	0
0789019 BC Ltd. – Ernco Holding	34,000	(106)	*	34,000	(106)	0	0
0786975 BC Ltd.	133,334	(107)	1.05%	133,334	(107)	0	0
Ozelot Gmbh	70,000	(108)	*	70,000	(108)	0	0
Narkus Schaer	20,000	(109)	*	20,000	(109)	0	0
Robert W. Schiesser	80,000	(110)	*	80,000	(110)	0	0
Elisabeth Schmid	10,000	(111)	*	10,000	(111)	0	0
Walter Siemens	60,000	(112)	*	60,000	(112)	0	0
Jeffrey Shmigelsky	16,667	(113)	*	16,667	(113)	0	0
Jerry Stefaniuk	40,000	(114)	*	40,000	(114)	0	0
Blair Stewart	143,800	(115)	1.13%	100,000	(115)	43,800	*
Joseph Sweeney & C. Della Sweeney	100,000	(116)	*	100,000	(116)	0	0
Darrel Taylor	40,000	(117)	*	40,000	(117)	0	0
Robert W. Baird & Co. Inc., TTEE FBO Joseph Telushkin IRA #8290-4597	34,000	(118)	*	28,000	(118)	6,000	*
Joseph Tucker	30,000	(119)	*	30,000	(119)	0	0
Alan Williams	48,814	(120)	*	34,000	(120)	14,814	*
Artur Zygan	20,000	(121)	*	20,000	(121)	0	0
John F. Baier	66,667	(123)	*	66,667	(123)	0	0

*	Less than 1%
(1)	Assumes the selling securityholder sells all of the shares of common stock included in this prospectus.
(2)	Represents 140,000 shares of our common stock and 162,500 shares of our common stock issuable upon the exercise of options, which includes 140,000 shares of our common stock included in this prospectus.
(3)	Represents 50,000 shares of our common stock and 260,022 shares of our common stock issuable upon exercise of warrants.
(4)	Represents 1,271,350 shares of our common stock and 100,000 shares of our common stock issuable upon exercise of options and warrants, which includes 1,249,350 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants included in this prospectus.
(5)	Represents 50,000 shares of our common stock and 50,000 shares of our common stock issuable upon exercise of warrants.
(6)	Represents 75,000 shares of our common stock and 75,000 shares of our common stock issuable upon exercise of warrants.
(7)	Represents 1,103,979 shares of our common stock and 81,250 shares of our common stock issuable upon exercise of options, which includes 1,103,979 shares of common stock included in this prospectus.
(8)	Represents 382,000 shares of our common stock and 90,000 shares of our common stock issuable upon exercise of options, which includes 382,000 shares of our common stock included in this prospectus.

(9)	Represents 50,000 shares of common stock and 422,366 shares of our common stock issuable upon exercise of warrants.
(10)	Represents 128,871 shares of our common stock and 150,000 shares of our common stock issuable upon exercise of options. Dr. Manfred Mosk has voting and investment control over the securities owned by Technomedics Management & Systems, Inc.
(11)	Represents 87,400 shares of our common stock and 375,479 shares of our common stock issuable upon exercise of options and warrants, which includes 87,400 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants included in this prospectus
(12)	Represents 25,118 shares of our common stock and 25,000 shares of our common stock issuable upon exercise of warrants, which includes 25,000 shares of our common stock and 25,000 shares of our common stock issuable upon exercise of warrants included in this prospectus.
(13)	Represents 6,045,924 shares of our common stock issuable upon exercise of options, which includes 5,933,424 shares of our common stock issuable upon exercise of options included in this prospectus.
(14)	Represents 51,111 shares of our common stock and 1,400,000 shares of our common stock issuable upon exercise of options.
(15)	Represents 200,000 shares of our common stock and 200,000 shares of our common stock issuable upon exercise of warrants.
(16)	Represents 135,000 shares of our common stock and 135,000 shares of our common stock issuable upon exercise of warrants, which includes 40,000 shares of our common stock and 40,000 shares of our common stock issuable upon exercise of warrants held in the name of Canaccord Capital Corp., FBO Brian Bickerton, 85,000 shares of our common stock and 85,000 shares of our common stock issuable upon exercise of warrants held in the name of Brian L. Bickerton and 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants held in the name of Brian Bickerton also included in this prospectus. Beneficial ownership after offering assumes that all of the related parties in this footnote will sell all of the shares covered by this prospectus.
(17)	Represents 100,000 shares of our common stock and 100,000 shares of our common stock issuable upon exercise of warrants.
(18)	Represents 82,600 shares of our common stock and 20,000 shares of our common stock issuable upon exercise of warrants, which includes 20,000 shares of our common stock and 20,000 shares of our common stock issuable upon exercise of warrants included in this prospectus.
(19)	Soren Christensen and Beth Christensen as joint tenants own 75,000 shares of our common stock included in this prospectus. Soren Christensen and Beth Christensen also own 75,000 shares of our common stock issuable upon the exercise of warrants that are included in this prospectus and are held in the name of NBCN, Inc., ITF Soren and Beth Christensen. Soren Christiansen also owns 60,000 shares of our common stock and 60,000 shares of our common stock issuable upon the exercise of warrants included in this prospectus and included in the total holdings of Soren Christensen and Beth Christensen as joint tenants. Beneficial ownership after offering assumes that all of the related parties in this footnote will sell all of the shares covered by this prospectus.
(20)	Represents 25,000 shares of our common stock and 25,000 shares of our common stock issuable upon exercise of warrants.
(21)	Represents 125,000 shares of our common stock and 125,000 shares of our common stock issuable upon exercise of warrants.
(22)	Represents 25,000 shares of our common stock and 25,000 shares of our common stock issuable upon exercise of warrants.
(23)	Represents 125,000 shares of our common stock and 125,000 shares of our common stock issuable upon exercise of warrants.
(24)	Represents 25,000 shares of our common stock and 25,000 shares of our common stock issuable upon exercise of warrants.
(25)	Represents 20,000 shares of our common stock and 20,000 shares of our common stock issuable upon exercise of warrants.
(26)	Represents 15,000 shares of our common stock and 15,000 shares of our common stock issuable upon exercise of warrants.

(27)	Represents 12,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants, which includes 10,000 shares of common stock and 10,000 shares of our common stock upon exercise of warrants included in this prospectus.
(28)	Represents 60,000 shares of our common stock and 60,000 shares of common stock issuable upon exercise of warrants.
(29)	Represents 20,000 shares of our common stock and 20,000 shares of our common stock issuable upon exercise of warrants.
(30)	Represents 35,000 shares of our common stock and 35,000 shares of our common stock issuable upon exercise of warrants.
(31)	Represents 50,000 shares of our common stock and 50,000 shares of our common stock issuable upon exercise of warrants.
(32)	Represents 89,600 shares of our common stock and 70,000 shares of our common stock issuable upon exercise of warrants, which includes 70,000 shares of our common stock and 70,000 shares of our common stock upon exercise of warrants included in this prospectus.
(33)	Represents 25,000 shares of our common stock and 25,000 shares of our common stock issuable upon exercise of warrants.
(34)	Represents 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants.
(35)	Represents 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants.
(36)	Represents 12,500 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants, which includes 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants, included in this prospectus.
(37)	Represents 25,000 shares of our common stock and 25,000 shares of our common stock issuable upon exercise of warrants.
(38)	Represents 25,000 shares of our common stock and 25,000 shares of our common stock issuable upon exercise of warrants.
(39)	Represents 100,000 shares of our common stock and 100,000 shares of our common stock issuable upon exercise of warrants.
(40)	Represents 100,000 shares of our common stock and 100,000 shares of our common stock issuable upon exercise of warrants.
(41)	Represents 110,000 shares of our common stock and 110,000 shares of our common stock issuable upon exercise of warrants.
(42)	Represents 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants.
(43)	Represents 20,000 shares of our common stock and 20,000 shares of our common stock issuable upon exercise of warrants.
(44)	Represents 100,000 shares of our common stock and 100,000 shares of our common stock issuable upon exercise of warrants.
(45)	Represents 31,700 shares of our common stock and 20,000 shares of our common stock issuable upon exercise of warrants, which includes 20,000 shares of our common stock and 20,000 shares of our common stock issuable upon exercise of warrants included in this prospectus.
(46)	Represents 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants.
(47)	Represents 30,000 shares of our common stock and 30,000 shares of our common stock issuable upon exercise of warrants.
(48)	Represents 235,334 shares of our common stock and 158,334 shares of our common stock issuable upon exercise of warrants, which includes 25,000 shares of common stock and 25,000 shares of common stock issuable upon exercise of warrants directly in Mr. Zalcberg’s name and 133,334 shares of common stock and 133,334 shares of common stock issuable upon exercise of warrants in his profit sharing account also listed in this prospectus. Beneficial ownership after offering assumes that all of the related parties in this footnote will sell all of the shares covered by this prospectus.

(49)	Held in nominee name for RAB Special Situations (Master) Fund Limited. Represents 1,000,000 shares of our common stock and 1,666,668 shares of our common stock issuable upon exercise of warrants. The exercise of these warrants is limited by their terms so that RAB’s beneficial ownership shall not exceed at any time 9.9% of our outstanding common shares; provided that RAB is entitled to waive that limitation by providing us with at least 61 days’ prior notice.
(50)	Represents 40,000 shares of our common stock and 40,000 shares of our common stock issuable upon exercise of warrants.
(51)	Represents 13,333 shares of our common stock and 13,333 shares of our common stock issuable upon exercise of warrants.
(52)	Represents 80,000 shares of our common stock and 80,000 shares of our common stock issuable upon exercise of warrants. Ulrich Reud has investment power over these securities. Mr. Reud disclaims beneficial ownership over these securities.
(53)	Represents 100,000 shares of our common stock and 100,000 shares of our common stock issuable upon exercise of warrants.
(54)	Represents 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants.
(55)	Represents 33,333 shares of our common stock and 33,333 shares of our common stock issuable upon exercise of warrants.
(56)	Represents 6,000 shares of our common stock and 6,000 shares of our common stock issuable upon exercise of warrants.
(57)	Represents 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants.
(58)	Represents 20,000 shares of our common stock and 20,000 shares of our common stock issuable upon exercise of warrants.
(59)	Represents 75,000 shares of our common stock and 75,000 shares of our common stock issuable upon exercise of warrants.
(60)	Represents 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants.
(61)	Represents 6,000 shares of our common stock and 6,000 shares of our common stock issuable upon exercise of warrants.
(62)	Represents 6,700 shares of our common stock and 6,700 shares of our common stock issuable upon exercise of warrants.
(63)	Represents 6,667 shares of our common stock and 6,667 shares of our common stock issuable upon exercise of warrants.
(64)	Represents 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants.
(65)	Represents 5,400 shares of our common stock and 5,400 shares of our common stock issuable upon exercise of warrants.
(66)	Represents 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants.
(67)	Represents 20,000 shares of our common stock and 20,000 shares of our common stock issuable upon exercise of warrants.
(68)	Represents 7,000 shares of our common stock and 7,000 shares of our common stock issuable upon exercise of warrants.
(69)	Represents 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants. Mr. Rene Hauesler is the beneficial owner of Lawewa International, Inc. Mr. Hauesler owns 5,000 shares of our common stock and 26,924 shares of our common stock issuable upon exercise of warrants also included in this prospectus in his name.
(70)	Represents 15,000 shares of our common stock and 15,000 shares of our common stock issuable upon exercise of warrants.
(71)	Represents 66,668 shares of our common stock and 66,668 shares of our common stock issuable upon exercise of warrants. Mr. John F. Baier is President of the Foundation and has voting and investment control over these securities.

(72)	Represents 45,000 shares of our common stock and 45,000 shares of our common stock issuable upon exercise of warrants.
(73)	Represents 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants.
(74)	Represents 5,000 shares of our common stock and 5,000 shares of our common stock issuable upon exercise of warrants.
(75)	Represents 33,334 shares of our common stock and 33,334 shares of our common stock issuable upon exercise of warrants. Mr. Terence O’Sullivan is the beneficial owner of 1394574 Ontario Limited.
(76)	Represents 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants.
(77)	Represents 6,000 shares of our common stock and 6,000 shares of our common stock issuable upon exercise of warrants.
(78)	Represents 30,000 shares of our common stock and 30,000 shares of our common stock issuable upon exercise of warrants.
(79)	Represents 20,000 shares of our common stock and 20,000 shares of our common stock issuable upon exercise of warrants.
(80)	Represents 5,000 shares of our common stock and 5,000 shares of our common stock issuable upon exercise of warrants.
(81)	Represents 8,000 shares of our common stock and 8,000 shares of our common stock issuable upon exercise of warrants.
(82)	Represents 13,333 shares of our common stock and 13,333 shares of our common stock issuable upon exercise of warrants.
(83)	Represents 20,000 shares of our common stock and 15,000 shares of our common stock issuable upon exercise of warrants, which includes 15,000 shares of our common stock and 15,000 shares of our common stock issuable upon exercise of warrants included in this prospectus.
(84)	Represents 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants.
(85)	Represents 30,000 shares of our common stock and 30,000 shares of our common stock issuable upon exercise of warrants.
(86)	Represents 3,500 shares of our common stock and 3,500 shares of our common stock issuable upon exercise of warrants.
(87)	Represents 66,667 shares of our common stock issuable upon exercise of warrants. The 66,667 shares of common stock were transferred to John F. Baier.
(88)	Represents 35,000 shares of our common stock and 35,000 shares of our common stock issuable upon exercise of warrants.
(89)	Represents 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants.
(90)	Represents 15,000 shares of our common stock and 15,000 shares of our common stock issuable upon exercise of warrants.
(91)	Represents 5,000 shares of our common stock and 3,000 shares of our common stock issuable upon exercise of warrants, which includes 3,000 shares of our common stock and 3,000 shares of our common stock issuable upon exercise of warrants included in this prospectus.
(92)	Represents 5,000 shares of our common stock and 5,000 shares of our common stock issuable upon exercise of warrants.
(93)	Represents 3,000 shares of our common stock and 3,000 shares of our common stock issuable upon exercise of warrants.
(94)	Represents 5,000 shares of our common stock and 26,924 shares of our common stock issuable upon exercise of warrants, of which 21,924 of the shares of our common stock issuable upon exercise of warrants were issued to Mr. Hauesler for his services in our private placement. Mr. Hauesler also owns 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon the exercise of warrants also included in this prospectus in the name of Lawewa International, Inc.
(95)	Represents 20,000 shares of our common stock and 20,000 shares of our common stock issuable upon exercise of warrants.

(96)	Represents 15,000 shares of our common stock and 15,000 shares of our common stock issuable upon exercise of warrants.
(97)	Represents 88,000 shares of our common stock and 88,000 shares of our common stock issuable upon exercise of warrants.
(98)	Represents 100,000 shares of our common stock and 100,000 shares of our common stock issuable upon exercise of warrants. Mr. Kaess also owns 200,000 shares of our common stock and 200,000 shares of our common stock issuable upon exercise of warrants in his IRA account included in this prospectus.
(99)	Represents 33,334 shares of our common stock and 33,334 shares of our common stock issuable upon exercise of warrants.
(100)	Represents 7,000 shares of our common stock and 7,000 shares of our common stock issuable upon exercise of warrants.
(101)	Represents 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants.
(102)	Represents 5,000 shares of our common stock and 5,000 shares of our common stock issuable upon exercise of warrants.
(103)	Represents 24,000 shares of our common stock and 24,000 shares of our common stock issuable upon exercise of warrants.
(104)	Represents 33,333 shares of our common stock issuable upon exercise of warrants. Peter Grut is the beneficial owner of these securities.
(105)	Represents 13,333 shares of our common stock and 13,333 shares of our common stock issuable upon exercise of warrants.
(106)	Represents 17,000 shares of our common stock and 17,000 shares of our common stock issuable upon exercise of warrants. Peter Ernst and Christiane Ernst are beneficial owners of 0789019 BC Ltd – Ernco Holding.
(107)	Represents 66,667 shares of our common stock and 66,667 shares of our common stock issuable upon exercise of warrants. QM Technologies Inc., Kevin O’Neill, Altamont Estate Trust, Thomas Taylor, Allison Taylor and Cory Brandolini are beneficial owners of 07869975 BC Ltd. Kevin O’Neill has investment and voting power over these securities.
(108)	Represents 35,000 shares of our common stock and 35,000 shares of our common stock issuable upon exercise of warrants.
(109)	Represents 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants.
(110)	Represents 40,000 shares of our common stock and 40,000 shares of our common stock issuable upon exercise of warrants.
(111)	Represents 5,000 shares of our common stock and 5,000 shares of our common stock issuable upon exercise of warrants.
(112)	Represents 30,000 shares of our common stock and 30,000 shares of our common stock issuable upon exercise of warrants.
(113)	Represents 16,667 shares of our common stock issuable upon exercise of warrants.
(114)	Represents 20,000 shares of our common stock and 20,000 shares of our common stock issuable upon exercise of warrants.
(115)	Represents 93,800 shares of our common stock and 50,000 shares of our common stock issuable upon exercise of warrants, which includes 50,000 shares and 50,000 shares of our common stock issuable upon exercise of warrants included in this prospectus.
(116)	Represents 50,000 shares of our common stock and 50,000 shares of our common stock issuable upon exercise of warrants.
(117)	Represents 20,000 shares of our common stock and 20,000 shares of our common stock issuable upon exercise of warrants.
(118)	Represents 20,000 shares of our common stock and 14,000 shares of our common stock issuable upon exercise of warrants, which includes 14,000 shares of our common stock and 14,000 shares of our common stock issuable upon exercise of warrants included in this prospectus.

(119)	Represents 15,000 shares of our common stock and 15,000 shares of our common stock issuable upon exercise of warrants.
(120)	Represents 31,814 shares of our common stock and 17,000 shares of our common stock issuable upon exercise of warrants, which includes 17,000 shares of our common stock and 17,000 shares of our common stock issuable upon exercise of warrants included in this prospectus.
(121)	Represents 10,000 shares of our common stock and 10,000 shares of our common stock issuable upon exercise of warrants.
(122)	Represents 290,400 shares of our common stock, which includes 250,400 shares included in this prospectus.
(123)	Represents 66,667 shares of common stock transferred from the Berteline Baier Dale, Living Trust.

The information in the above table is as of the date of this prospectus. Information concerning the selling securityholders may change from time to time and any such changed information will be described in supplements to this prospectus if and when necessary.

Relationships with Selling Securityholders

The selling securityholders did not have any position, office, or other material relationship with us or any of our affiliates within the past three years, except as follows:

•

In November 2006, we licensed our cellular-based therapy technology from Cedars-Sinai Medical Center for consideration that included our issuance of 694,000 shares of our common stock to that institution. In June 2008, we licensed additional technology from that institution in consideration for our issuance of an additional 100,000 shares of our common stock to that institution. Dr. Daniel Farkas was a co-founder of our predecessor company (Spectral Molecular Imaging, Inc.) and served as our Chairman of the Board until September 2006. Sanford J. Hillsberg was a co-founder and director and Secretary of our predecessor company and served as a director and Secretary of our company until December 2007. Dr. Manfred Mosk was a co-founder, Interim President and director of our predecessor company from which positions he voluntarily resigned in April 2005 and November 2005, respectively, and became our Non-Executive Chairman of the Board in November 2006. He voluntarily resigned from this position in January 2007, but continued as a director of our company until March 2008. Dr. Mosk is the controlling shareholder of Technomedics Management & Systems, Inc., which was retained in July 2006 as our consultant in connection with identifying and assisting us to complete our acquisition of the cellular-based therapy technology license from Cedars-Sinai.

•

Jacqueline Brandwynne is a director of our company. Dr. Rudolph Nisi was a director of our predecessor company and served as a director of our company until August 2007. TroyGould PC (previously known as Troy & Gould Professional Corporation) served as counsel to our predecessor company and serves as counsel to our company; and Sanford J. Hillsberg is a member of, and David Wohlberg is of counsel to, that law firm. David Wohlberg served as the President and Chief Operating Officer and a director of our predecessor company and served until November 2007 as the President and Chief Operating Officer of, and until November 2006 served as a director of, our company.

•

Dr. John Yu received options in November 2006 to purchase 5,933,424 shares of our common stock in consideration for his relinquishing his royalty interest in the technology that we licensed from Cedars-Sinai and his agreeing to serve as our Chief Scientific Officer, and he became Chairman of the Board in January 2007 and Chief Scientific Officer of our company in November 2006. Dr. Keith Black received options in January 2007 to purchase 1,500,000 shares of our common stock in consideration for his agreeing to serve as Chairman of our Scientific Advisory Board, and he has served in that capacity since January 2007. Prior to our merger with Spectral Molecular Imaging, Inc., William Patridge was our Chairman of the Board, President and majority shareholder.

•

Gerald E. Gray and Irwin Olian assisted us in identifying certain investors in connection with certain of our private placements. Messrs. Gray and Olian have received warrants to purchase shares of our common stock and cash compensation for providing these services.

PLAN OF DISTRIBUTION

The selling securityholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling securityholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling securityholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling securityholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling securityholders may also sell shares of the common stock short after the effective date of the registration statement of which this prospectus is a part and may deliver these securities to close out its short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling securityholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling securityholders have informed us that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups in the aggregate, to exceed 8%.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares included in this prospectus. We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling securityholders.

We have agreed to use our commercially reasonable efforts to cause the registration statement of which this prospectus is a part to become and remain effective until the earliest of (i) the second or third anniversary following the date the registration statement is declared effective, (ii) the date on which the selling securityholders may sell all of the shares included in the registration statement under Securities Act Rule 144 without restriction, or (iii) the date on which all of the shares of our common stock included in the registration statement have been sold. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling securityholders or any other person. We will make copies of this prospectus available to the selling securityholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale. In addition, upon our company being notified in writing by the selling securityholders that a donee or pledgee intends to sell more than 500 shares of common stock included in this prospectus, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Dr. Manfred Mosk is a greater than 10% beneficial owner of our common stock. In July 2006, we entered into an agreement with Technomedics, of which Dr. Mosk is the controlling shareholder, pursuant to which that company was retained as our consultant in connection with identifying and assisting us to complete our acquisition of the cellular-based therapy technology license from Cedars-Sinai. We agreed to pay Technomedics a total of $80,000 in four equal monthly installments for these services subsequent to the completion of the transaction, and $20,000 of this fee was paid in 2006. At the time we retained Technomedics and the services were performed, Dr. Mosk was not an officer or director of our company. In

November 2006, we entered into an agreement with Technomedics pursuant to which Dr. Mosk agreed to serve as our Non-Executive Chairman of the Board on a part-time basis for a one-year term. Under this agreement, we granted Technomedics options with a seven-year term to purchase a total of 300,000 shares of our common stock at an exercise price of $1.00 per share, with the option fully vested upon grant as to 150,000 shares and the option for the balance of the shares to vest in four equal quarterly installments following the date of grant. Dr. Mosk voluntarily resigned as Non-Executive Chairman of the Board in January 2007 but remained as a director until March 2008. The balance of Technomedics’ 150,000 unvested shares from the November 2006 option grant were cancelled as a result of Dr. Mosk’s voluntary resignation. Dr. Mosk did not receive an option to purchase 50,000 shares that was granted to our other directors in 2006.

DESCRIPTION OF SECURITIES

We are presently authorized to issue 74,000,000 shares of $.0001 par value common stock and 1,000,000 shares of $0.0001 par value preferred stock. As of the date of this prospectus, we had 12,682,493 shares of common stock issued and outstanding and no preferred stock issued and outstanding.

Common Stock

The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding-up of our company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of our common stock is entitled to one vote with respect to the election of any director or any other matter upon which stockholders are required or permitted to vote.

For so long as Dr. Yu owns shares of our common stock or fully vested immediately exercisable options to purchase shares of our common stock totaling at least 2,000,000 shares, we have agreed to use commercially reasonable efforts to enable Dr. Yu to continue to serve on our Board of Directors. For so long as Dr. Yu owns shares of our common stock or fully vested immediately exercisable options to purchase shares of our common stock totaling at least 4,000,000 shares or at least 5,000,000 shares, we have agreed to use commercially reasonable efforts to enable Dr. Yu and either one or two, respectively, of his designees to serve on our Board of Directors.

Preferred Stock

Under our articles of incorporation, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the company without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of the common stock.

Shares Eligible For Future Sale

As of the date of this prospectus, we had 12,682,493 shares of common stock issued and outstanding. All of these shares may be publicly resold under currently effective registration statements or pursuant to Rule 144. In addition, 15,983,669 shares of our common stock issuable upon exercise of currently exercisable warrants and options are eligible to be sold pursuant to currently effective registration statements.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least six months, including persons who may be deemed our “affiliates,” as that term is defined under the Securities Act, would be entitled to sell such securities. Sales under Rule 144 are subject to the availability of current public information about the company. A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his shares for at least one year, would be entitled under Rule 144 to sell such shares without regard to any limitations under Rule 144.

As of April 8, 2008, approximately 12,682,493 of our outstanding shares of common stock were eligible for public resale under Rule 144. The sale, or availability for sale, of substantial amounts of common stock could, in the future, adversely affect the market price of the common stock and could impair our ability to raise additional capital through the sale of our equity securities or debt financing. The future availability of Rule 144 to our holders of restricted securities would be conditioned on, among other factors, the availability of certain public information concerning the company.

Delaware Business Combination Statute

Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares, or

•

on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

•

any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination, and

•	the affiliates and associates of any such person.

Section 203 may make it more difficult for a person who would be an interested stockholder to affect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions, which our stockholders may otherwise deem to be in their best interests.

Transfer Agent

Our transfer agent currently is Computershare.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation provides that no officer or director shall be personally liable to this corporation or our stockholders for monetary damages except as provided pursuant to Delaware law. Our Bylaws and Certificate of Incorporation also provide that we shall indemnify and hold harmless each person who serves at any time as a director, officer, employee or agent of the company from and against any and all claims, judgments and liabilities to which such person shall become subject by reason of the fact that he is or was a director, officer, employee or agent of the company and shall reimburse such person for all legal and other expenses reasonably incurred by him or her in connection with any such claim or liability. We also have the power to defend such person from all suits or claims in accord with the Delaware law. The rights accruing to any person under our Bylaws and Certificate of Incorporation do not exclude any other right to which any such person may lawfully be entitled, and we may indemnify or reimburse such person in any proper case, even though not specifically provided for by the Bylaws and Certificate of Incorporation.

In the agreements that we entered into with Dr. Manish Singh (our President and Chief Executive Officer) and C. Kirk Peacock (our Chief Financial Officer), we agreed to indemnify each of these officers for all claims arising out of performance of his duties, other than those arising out of his breach of the agreement or his gross negligence or willful misconduct. We also agreed to indemnify Dr. Mosk for all claims arising out of his performance of his duties as our former Non-Executive Chairman, other than those arising out of Dr. Mosk’s willful misconduct.

LEGAL MATTERS

TroyGould PC, Los Angeles, California, has rendered an opinion with respect to the validity of the shares of common stock covered by this prospectus. TroyGould PC owns 266,593 shares of common stock. Sanford J. Hillsberg, a beneficial owner of 1,371,350 shares and options and warrants to acquire shares of our common stock, is a member of TroyGould PC; also certain of that firm’s other members, employees and of counsel beneficially own in the aggregate 546,250 shares or options or warrants to acquire shares of our common stock. The beneficial ownership of our shares described above includes all options and warrants that may be exercised within 60 days from the date of this prospectus.

EXPERTS

Our financial statements as of December 31, 2008 and December 31, 2007 and for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 and for the periods from inception (February 25, 2004) through December 31, 2008 included in this prospectus have been audited by Stonefield Josephson, Inc. to the extent and for the periods indicated in their report thereon. Such financial statements have been included in this prospectus and registration statement in reliance upon the reports of Stonefield Josephson, Inc. given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the common stock offered under this prospectus. We are subject to the informational requirements of the Exchange Act, and file reports and other information with the SEC. These reports and other information filed by ImmunoCellular Therapeutics, Ltd. can be inspected and copied at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Information on the operation of the Public Reference Section can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site at http://www.sec.gov that contains reports, information statements and other information concerning ImmunoCellular Therapeutics, Ltd. This prospectus does not contain all the information in the registration statement and its exhibits, which we have filed with the SEC under the Securities Act and to which reference is made. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to such registration statement, each statement being qualified in all respects by such reference.

GLOSSARY OF TERMS

Antibody:	any of a large body of proteins normally present in the body or produced in response to an antigen that it neutralizes, thus producing an immune response.

Antigen:	any substance that when introduced into the body can stimulate the production of antibodies and combine specifically with them.

Cancer Stem Cell:	cancer cells (found within tumors or hematological cancers) that possess characteristics associated with normal stem cells, specifically the ability to give rise to all cell types found in a particular cancer sample.

Cellular differentiation:	the process by which a cell becomes specialized in order to perform a specific function.

Cytokine:	any of a class of immunoregulatory proteins (such as interleukin, tumor necrosis factor, and interferon) that are released by cells of the immune system and act as intercellular mediators in the generation of an immune response. Also called chemokine.

Dendritic cell:	a highly specialized white blood cell found in the skin, mucosa and lymphoid tissues that initiates a primary immune response by activating lymphocytes and secreting cytokines.

DNA:	a nucleic acid that carries the genetic information in the cell and is capable of self-replication and synthesis of RNA, which determines protein synthesis and the transmission of genetic information.

Epitope:	a localized region on the surface of an antigen that is capable of eliciting an immune response and of combining with a specific antibody to counter that response.

Glioblastoma multiforme (GBM):	the most common and most aggressive type of primary brain tumor in humans

Immunogenic:	capable of inducing an immune response.

Lymphocyte:	any of various white blood cells, including B cells and T cells, that function in the body’s immune system by recognizing and deactivating antigens. B cells act by stimulating the production of antibodies. T cells contain receptors on their cell surfaces that are capable of recognizing and binding to specific antigens. Lymphocytes are found in the lymph nodes and spleen and circulate continuously in the blood and lymph.

Lysate:	the cellular debris and fluid produced by the disintegration of a cell resulting from the destruction of its membrane by a chemical substance, especially an antibody or enzyme.

Peptide:	a compound containing two or more amino acids in which the carboxyl group of one acid is linked to the amino group of the other

Stem cell:	an unspecified cell that upon division replaces its own numbers and also gives rise to cells that differentiate further into one or more specialized cell type.

T cell:	any of several closely related lymphocytes, developed in the thymus, which circulate in the blood and lymph and orchestrate the immune system’s response to infected or malignant cells.

ImmunoCellular Therapeutics, Ltd.

(a Development Stage Company)

Report of Independent Registered Public Accounting Firm

Board of Directors

ImmunoCellular Therapeutics, Ltd.

Woodland Hills, California

We have audited the accompanying balance sheets of ImmunoCellular Therapeutics, Ltd. (a development stage company) as of December 31, 2008 and 2007 and the related statements of operations, shareholders’ equity (deficit) and cash flows for the years ended December 31, 2008, 2007 and 2006 and for the period from inception of operations (February 25, 2004) to December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ImmunoCellular Therapeutics, Ltd. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 and for the period from inception of operations (February 25, 2004) to December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/ Stonefield Josephson, Inc.

Los Angeles, California
March 27, 2009

ImmunoCellular Therapeutics, Ltd.

(A Development Stage Company)

Balance Sheets

	December 31, 2007	December 31, 2008
Assets
Current assets:
Cash	$14,044	$85,290
Cash equivalents	5,026,780	—
Short-term investments	—	3,000,000
Other assets	29,540	27,642

Total current assets	5,070,364	3,112,932

Property and equipment, net	—	8,012
Other assets	100	7,438

Total assets	$5,070,464	$3,128,382

Liability and Shareholders’ Equity
Current liabilities:
Accounts payable	$30,196	$132,949
Accrued liabilities	42,559	55,097

Total current liabilities	72,755	188,046

Commitments and contingencies	—	—

Shareholders’ equity:
Common stock, $0.0001 par value; 74,000,000 shares authorized; 11,782,493 shares and 12,682,493 shares issued and outstanding as of December 31, 2007 and 2008	11,782	12,682
Preferred stock, $0.0001 par value, 1,000,000 shares authorized; 0 shares outstanding as of December 31, 2007 and 2008	—	—
Additional paid in capital	14,011,138	15,012,595
Deficit accumulated during the development stage	(9,025,211)	(12,084,941)

Total shareholders’ equity	4,997,709	2,940,336

Total liabilities and shareholders’ equity	$5,070,464	$3,128,382

The accompanying notes are an integral part of these financial statements.

ImmunoCellular Therapeutics, Ltd.

(A Development Stage Company)

Statements of Operations

	For the Year Ended December 31, 2006	For the Year Ended December 31, 2007	For the Year Ended December 31, 2008	February 25, 2004 (Inception) to December 31, 2008
Revenues	$—	$—	$—	$—

Expenses:
Research and development	772,200	77,857	1,296,772	2,305,111
Merger costs	34,859	—	—	73,977
Stock-based compensation for general and administrative services	4,103,645	1,296,714	513,357	5,913,716
General and administrative	459,263	946,022	1,366,146	2,831,776

Total expenses	5,369,967	2,320,593	3,176,275	11,124,580

Loss before other income and income taxes	(5,369,967)	(2,320,593)	(3,176,275)	(11,124,580)

Other income:
Interest income	30,054	162,040	116,545	308,639
Change in fair value of warrant liability	187,200	(1,456,200)	—	(1,269,000)

	217,254	(1,294,160)	(116,545)	(960,361)

Loss before income taxes	(5,152,713)	(3,614,753)	(3,059,730)	(12,084,941)

Income taxes	—	—	—	—

Net loss	$(5,152,713)	$(3,614,753)	$(3,059,730)	$(12,084,941)

Weighted average number of shares:
Basic and diluted	8,733,072	10,853,406	12,540,301	9,171,260

Loss per share:
Basic and diluted	$(0.59)	$(0.33)	$(0.24)	$(1.32)

The accompanying notes are an integral part of these financial statements.

ImmunoCellular Therapeutics, Ltd.

(A Development Stage Company)

Statements of Shareholders’ Equity (Deficit)

	Common Stock		Additional Paid – In Capital	Deficit Accumulated During the Development Stage	Total
	Shares	Amount
Initial capitalization at $0.00002 per share	6,256,500	$97	$—	$—	$97

Common stock issued for cash during 2004 at $0.00078 per share	193,500	150	—	—	150
Net loss	—	—	—	(11,741)	(11,741)

Balance at December 31, 2004	6,450,000	247	—	(11,741)	(11,494)

Common stock issued for cash during 2005 at $0.19 per share	387,000	6,590	68,410	—	75,000
Common stock issued for cash during 2005 at $0.32 per share	154,800	155	49,845	—	50,000
Common stock issued for research and development during 2005 at $0.99 per share	154,800	155	152,605	—	152,760
Net loss	—	—	—	(246,004)	(246,004)

Balance at December 31, 2005	7,146,600	7,147	270,860	(257,745)	20,262

Common stock and warrants issued for general and administrative services during 2006 at $0.50 per share	73,093	73	36,473	—	36,546
Common stock issued for cash during 2006 in private placements at $1.00 per share, net of redemptions	1,510,000	1,510	547,890	—	549,400
Common stock issued for research and development during 2006 at $1.00 per share	694,000	694	693,306	—	694,000
Shares issued in connection with reverse merger	825,124	825	(825)	—	—
Shares cancelled in connection with the sale of OMI	(2,059,100)	(2,059)	(62,941)	—	(65,000)
Exercise of stock options	10,062	10	3,512	—	3,522
Stock-based compensation (options)	—	—	4,103,645	—	4,103,645
Net loss	—	—	—	(5,152,713)	(5,152,713)

Balance at December 31, 2006	8,199,779	8,200	5,591,920	(5,410,458)	189,662

Common stock and warrants issued for cash during 2007 in private placements at $1.50 per share	3,531,603	3,531	4,888,955	—	4,892,486
Cashless exercise of stock options	51,111	51	(51)	—	—
Reclassification of warrant derivative liability	—	—	2,233,600	—	2,233,600
Stock-based compensation (options)	—	—	1,296,714	—	1,296,714
Net loss	—	—	—	(3,614,753)	(3,614,753)

Balance at December 31, 2007	11,782,493	11,782	14,011,138	(9,025,211)	4,997,709

Common stock issued for research and development during 2008 at $0.53 per share	800,000	800	423,200	—	424,000
Common stock issued for research and development during 2008 at $0.65 per share	100,000	100	64,900	—	65,000
Stock-based compensation (options)	—	—	513,357	—	513,357
Net loss	—	—	—	(3,059,730)	(3,059,730)

Balance at December 31, 2008	12,682,493	$12,682	$15,012,595	$(12,084,941)	$2,940,336

The accompanying notes are an integral part of these financial statements.

ImmunoCellular Therapeutics, Ltd.

(A Development Stage Company)

Statements of Cash Flows

	For the Year Ended December 31, 2006	For the Year Ended December 31, 2007	For the Year Ended December 31, 2008	February 25, 2004 (Inception) to December 31, 2008
Cash flows from operating activities:

Net loss	$(5,152,713)	$(3,614,753)	$(3,059,730)	$(12,084,941)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	—	—	2,075	2,075
Change in fair value of warrant liability	(187,200)	1,456,200	—	1,269,000
Stock based compensation	4,103,645	1,296,714	513,357	5,913,716
Common stock issued for services	36,546	—	—	36,546
Common stock issued for research and development	694,000	—	489,000	1,335,760
Changes in assets and liabilities:
Other assets	(5,799)	(20,141)	(5,440)	(35,080)
Accounts payable	60,058	(45,004)	102,753	132,949
Accrued liabilities	(11,256)	14,981	12,538	55,097

Net cash used in operating activities:	(462,719)	(912,003)	(1,945,447)	(3,374,878)

Cash flows from investing activities:
Purchase of short-term investments, net	—	—	(3,000,000)	(3,000,000)
Purchase of property and equipment	—	—	(10,087)	(50,087)
Cash paid for sale of OMI	(25,000)	—	—	(25,000)

	(25,000)	—	(3,010,087)	(3,075,087)

Cash flows from financing activities:
Advances from shareholders	—	—	—	—
Exercise of stock options	3,522	—	—	3,522
Proceeds from issuance of common stock under private placement	1,514,000	4,892,486	—	6,406,486
Proceeds from issuance of common stock	—	—	—	125,247

Net cash provided by financing activities	1,517,522	4,892,486	—	6,535,255

Increase (decrease) in cash and cash equivalents	1,029,803	3,980,483	(4,955,534)	85,290
Cash and cash equivalents at beginning of period	30,538	1,060,341	5,040,824	—

Cash and cash equivalents at end of period	$1,060,341	$5,040,824	$85,290	$85,290

Supplemental cash flows disclosures:
Interest expense paid	$—	$—	$—	$—

Income taxes paid	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

ImmunoCellular Therapeutics, Ltd.

(A Development Stage Company)

Notes to Financial Statements

For the Period From February 25, 2004 (Date of Inception) to December 31, 2008

1. Nature of Organization and Development Stage Operations

In January 2006, Spectral Molecular Imaging, Inc., a Nevada corporation (“SMI”) that was incorporated and commenced operations on February 25, 2004, merged with Patco Industries, Ltd., which had no operations, assets or liabilities at the time of the merger. For accounting purposes, the financial statements of Patco Industries, Ltd. (now known as ImmunoCellular Therapeutics, Ltd.) reflect the operations of SMI (the “Company”).

On January 31, 2006, the Company completed a merger under an Agreement and Plan of Reorganization (the “Agreement”) dated as of May 5, 2005 with Patco Industries, Ltd., a Delaware corporation (“Patco”), pursuant to which Patco agreed to acquire the Company as a wholly-owned subsidiary. The acquisition was accomplished through the merger (the “Merger”) of a newly formed subsidiary of Patco with and into the Company, with the Company as the surviving corporation and with Patco issuing shares of Patco common stock to the stockholders of the Company. Pursuant to the Agreement, Patco effected a reverse stock split of approximately .00434 for one of the outstanding shares of Patco common stock so that Patco had approximately 825,000 shares of Patco common stock issued and outstanding immediately prior to the Merger.

Each share of the Company’s common stock issued and outstanding immediately prior to the Merger was converted into one share of Patco common stock and each outstanding option or warrant to purchase the Company’s common stock, whether or not then exercisable, was converted into an option or warrant to purchase one share of Patco common stock at a price equal to the exercise price in effect immediately prior to the Merger.

In May 2006, the Company decided to suspend its research and development activities on its spectral imaging technology, and on September 11, 2006, the Company sold all of the outstanding capital stock of SMI to Dr. Daniel Farkas, a co-founder of SMI and inventor of this technology. In November 2006, the Company acquired from Cedars-Sinai Medical Center (“Cedars-Sinai”) an exclusive, worldwide license for a cancer vaccine therapy technology that the Company is now developing.

In February 2008, the Company entered into an Agreement with Molecular Discoveries LLC (“Molecular Discoveries”), covering the Company’s acquisition of certain monoclonal antibody related technology owned by Molecular Discoveries and completed the acquisition of the technology on that date. The Molecular Discoveries agreement also was acknowledged and agreed to by Dr. Cohava Gelber, an inventor of the technology acquired by the Company under this agreement and an equity owner of Molecular Discoveries.

The technology acquired under the Molecular Discoveries agreement and now owned by the Company consists of (i) a platform technology referred to by Molecular Discoveries as DIAAD for the potentially rapid discovery of monoclonal antibodies to detect and treat cancer and other chronic diseases and (ii) certain monoclonal antibody candidates for the potential detection and treatment of multiple myeloma, small cell lung, pancreatic and ovarian cancers. The monoclonal antibodies are covered by issued patents and pending patent applications in the fields of multiple myeloma, small cell lung and ovarian cancers.

As provided in the Molecular Discoveries agreement, the consideration for the intellectual property and related assets comprising the technology acquired by the Company consisted of (i) the issuance of 800,000 shares of the Company’s common stock to Molecular Discoveries and (ii) the reimbursement by the Company to Molecular Discoveries or its managing member of $250,000 of previously incurred patent expenses. Molecular Discoveries has agreed that it will not publicly resell more than 100,000 shares in any 90-day period. To secure Molecular Discoveries’s potential obligations to the Company under the Molecular Discoveries agreement, all of the shares were placed in escrow, with 400,000 shares subject to release after one year and the balance after two years from the closing of the transaction.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments with an original maturity of 90 days or less to be cash equivalents. The Company had zero and $5,026,780 of cash equivalents, consisting of certificates of deposit with an original maturity of 90 days or less, at December 31, 2008 and 2007, respectively.

Short-Term Investments – During the year ended December 31, 2008, the Company has purchased $3,000,000 of Certificates of Deposits. These securities mature within the next six months. They are classified as held-to-maturity and under Statement of Financial Accounting Standards No. 115, Investments in Debt Securities, are measure at cost since the Company has the intent and ability to hold these securities to maturity.

Property and Equipment - Property and equipment are stated at cost and depreciated using the straight-line methods based on the estimated useful lives (generally three to five years) of the related assets. Management continuously monitors and evaluates the realizability of recorded long-lived assets to determine whether their carrying values have been impaired. The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the nondiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Any impairment loss is measured by comparing the fair value of the asset to its carrying amount.

Research and Development Costs - Research and development expenses consist of costs incurred for direct research and are expensed as incurred.

Stock Based Compensation – In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123R, Share Based Payment: An Amendment of FASB Statements No. 123 and 95 (SFAS 123R). This statement requires that the cost resulting for all share-based payment transactions be recognized in the Company’s consolidated financial statements. In addition, in March 2005 the SEC released SEC Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107). SAB 107 provides the SEC’s staff’s position regarding the application of SFAS 123R and certain SEC rules and regulations, and also provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure of fair value recognition, as prescribed under SFAS 123, is no longer an alternative.

In the first quarter of 2006, the Company adopted the fair value recognition provisions of SFAS 123R utilizing the modified-prospective-transition method, as prescribed by SFAS 123R. Under this transition method, compensation cost recognized during the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with SFAS 123, and (b) compensation expense for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Under the modified-prospective-transition method, results for the prior periods have not been restated.

The following table illustrates the pro forma effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Year Ended December 31, 2005	February 25, 2004 (Inception) to December 31, 2005
Net loss as reported	$(246,004)	$(257,745)
Deduct: Total employee stock-based compensation expense determined under the fair value method	(23,405)	(23,405)

Pro forma net loss	$(269,409)	$(281,150)

Fair value was estimated at the date of grant using the Black-Scholes pricing model, with the following weighted average assumptions:

	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008
Risk-free interest rate	3.65%	4.56%	2.65%
Expected dividend yield	None	None	None
Expected life	3.0 years	3.0 years	3.9 years
Expected volatility	100.0%	100.0%	100.0%

The weighted-average grant-date fair value of options granted during the years 2006, 2007, and 2008 was $0.64, $0.73, and $0.35, respectively.

The risk-free interest rate used in the Black-Scholes valuation method is based on the implied yield currently available in U.S. Treasury securities at maturity with an equivalent term. The Company has not declared or paid any dividends and does not currently expect to do so in the future. The expected term of options represents the period that our stock-based awards are expected to be outstanding and was determined based on projected holding periods for the remaining unexercised shares. Consideration was given to the contractual terms of our stock-based awards, vesting schedules and expectations of future employee behavior. Expected volatility is based on market prices of traded options for comparable entities within our industry.

The Company’s stock price volatility and option lives involve management’s best estimates, both of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the life of the option.

When options are exercised, our policy is to issue previously unissued shares of common stock to satisfy share option exercises. As of December 31, 2008, the Company had 61.3 million shares of unissued common stock.

No tax benefits were attributed to the stock-based compensation expense because a valuation allowance was maintained for substantially all net deferred tax assets.

Income Taxes — The Company accounts for federal and state income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under the liability method specified by SFAS No. 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates. The Company’s provision for income taxes represents the amount of taxes currently payable, if any, plus the change in the amount of net deferred tax assets or liabilities. A valuation allowance is provided against net deferred tax assets if recoverability is uncertain on a more likely than not basis. In June 2006, the Financial Accounting Standards Board (“FASB”)

issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company’s financial position or results of operations. Upon adoption of FIN 48 and as of December 31, 2007, the Company had no unrecognized tax benefits recorded.

The Company recognizes interest and penalties for uncertain tax positions in income tax expense. Upon adoption and as of December 31, 2008, the Company had no interest and penalty accrual or expense.

Fair Value of Financial Instruments - The carrying amounts reported in the balance sheets for cash and accounts payable approximate their fair values.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions about the future outcome of current transactions which may affect the reporting and disclosure of these transactions. Accordingly, actual results could differ from those estimates used in the preparation of these financial statements.

Basic and Diluted Loss per Common Share – Basic and diluted loss per common share are computed based on the weighted average number of common shares outstanding. Common share equivalents (which consist of options and warrants) are excluded from the computation of diluted loss per share since the effect would be antidilutive. Common share equivalents which could potentially dilute basic earnings per share in the future, and which were excluded from the computation of diluted loss per share, totaled 8,624,084 shares, 15,057,667 shares and 16,113,917 shares at December 31, 2006, December 31, 2007 and December 31, 2008, respectively.

Recently Issued Accounting Standards – In November 2007, the EITF reached a consensus on Issue 07-1, “Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property” (“EITF 07-1”), is focused on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaborative agreement should be presented in the income statement and certain related disclosure questions. EITF 07-1 is effective for periods beginning after December 15, 2008. We are evaluating the requirements of these issues and have not yet determined the impact on the financial statements.

Effective January 1, 2008, the Company adopted FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value under generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. In February 2008, the FASB issued Staff Position No. 157-2, (“FSP 157-2”) which delayed the January 1, 2008 effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those already being recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. Implementation of these standards had no impact on the Company’s results of operations, financial position, or cash flows.

Effective January 1, 2008, the Company adopted FASB Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. The Company currently has no instruments for which the Company is applying the fair value accounting option provided by SFAS 159, therefore the adoption of SFAS 159 had no impact on our results of operations, financial position, or cash flows.

Effective January 1, 2008, the Company adopted FASB Emerging Issues Task Force Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-3”). EITF No. 07-3 addresses the diversity that exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under EITF 07-3, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. The adoption of EITF 07-3 did not have a material impact on our results of operations, financial position, or cash flows.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging.” SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Company will adopt SFAS 161 in the first quarter of 2009 and currently expect such adoption to have no impact on our results of operations, financial position, or cash flows.

In April 2008, the FASB issued Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 will be effective for the Company in the first quarter of 2009. The Company is currently assessing the impact of FSP 142-3 on our financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 will become effective 60 days following Securities and Exchange Commission (“SEC”) approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company does not anticipate the adoption of SFAS 162 will have a material impact on our results of operations, financial position, or cash flows.

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“EITF 03-6-1”). EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore, need to be included in the earnings allocation in calculating earnings per share under the two-class method described in FASB Statement of Financial Accounting Standards No. 128, “Earnings per Share.” EITF 03-6-1 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. EITF 03-6-1 will be effective for the Company in the first quarter of 2009. The Company does not expect that such adoption will have a material, if any, effect on our results of operations, financial position, or cash flows.

In June 2008, the FASB ratified EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact, if any, this standard will have on our financial statements.

In June 2008, the FASB issued EITF Issue No. 08-4, “Transition Guidance for Conforming Changes to Issue No. 98-5” (“EITF 08-4”). The objective of EITF 08-4 is to provide transition guidance for conforming changes made to EITF Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” that result from EITF Issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, and SFAS Issue No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. EITF is effective for financial statements issued for fiscal years ending after December 15, 2008 and early application is permitted. We are currently evaluating the impact of EITF 02-4 on the accounting for our warrant transactions.

Reclassifications – Certain prior year items have been reclassified to conform to current year presentation.

3. Property and Equipment

As of December 31, 2007 and 2008, zero and $10,087 of equipment had been placed into service, respectively. Depreciation expense was zero and $2,075 for the year ended December 31, 2007 and December 31, 2008, respectively. Depreciation expense was zero for the period from February 25, 2004 (date of inception) to December 31, 2006. On September 11, 2006, the Company sold all of the outstanding capital stock of SMI, which owned all of the research equipment that had been previously acquired by SMI for $40,000 from a third party.

4. Related-Party Transactions

Cedars-Sinai Medical Center License Agreement

In November 2006, the Company entered into a license agreement with Cedars-Sinai Medical Center (“Cedars-Sinai”) under which the Company acquired an exclusive, worldwide license to its technology for use as cellular therapies, including cancer stem cell and dendritic cell-based vaccines for neurological disorders that include brain tumors and neurodegenerative disorders and other cancers. This technology is covered by a number of pending U.S. and foreign patent applications, and the term of the license will be until the last to expire of any patents that are issued covering this technology.

As an upfront licensing fee, the Company issued Cedars-Sinai 694,000 shares of its common stock and paid Cedars-Sinai $62,000. Additional specified milestone payments will be required to be paid to Cedars-Sinai when the Company initiates patient enrollment in its first Phase III clinical trial and when it receives FDA marketing approval for its first product.

The Company has agreed to pay Cedars-Sinai specified percentages of all of its sublicensing income and gross revenues from sales of products based on the licensed technology, subject to a reduction if it must make any payments to any third party whose proprietary rights would be infringed by sale of the products. To maintain its rights to the licensed technology, the Company must meet certain development and funding milestones. These milestones include, among others, commencing a Phase I clinical trial for a product candidate by March 31, 2007 and raising at least $5,000,000 in funding from equity or other sources by December 31, 2008. The Company satisfied the foregoing funding requirement in 2007 and commenced a Phase I clinical trial in May 2007, which was within the applicable cure period for the milestone requirement. Through December 31, 2008, the Company has paid Cedars-Sinai a total of $166,660 in connection with the Phase I clinical trial. The Company also was required to commence a Phase II clinical trial for a product candidate by December 31, 2008 and will be seeking a waiver or modification of this requirement from Cedars-Sinai.

On June 16, 2008, the Company entered into a First Amendment to Exclusive License Agreement (the “Amendment”) with Cedars-Sinai. The Amendment amended the License Agreement to include in the Company’s exclusive license from Cedars-Sinai under that agreement an epitope to CD133 and certain related intellectual property. This technology will be covered by a U.S. patent application that will be filed by the parties. Pursuant to the Amendment, the Company issued Cedars-Sinai 100,000 shares of the Company’s common stock as an additional license fee for the licensed CD133 epitope technology, which will be subject to the royalty and other terms of the License Agreement.

Technomedics Management & Systems Agreement

In July 2006, the Company retained Technomedics Management & Systems, Inc. (“Technomedics”) to assist it in identifying and acquiring new technologies and agreed to pay Technomedics a total of $80,000 in four equal monthly installments commencing upon the closing of the Cedars-Sinai licensing transaction. Dr. Manfred Mosk, the controlling shareholder of Technomedics, was not an officer or director of the Company at the time it retained Technomedics and the services were performed. He voluntarily resigned as interim part-time president in April 2005 and as a director in November 2005 of the predecessor company, and rejoined the Board of the Company in November 2006. He was a greater than 5% shareholder of the Company at the time it retained Technomedics.

The Company and Technomedics entered into an Agreement, dated as of November 17, 2006, pursuant to which Dr. Mosk agreed to serve as the Company’s Non-Executive Chairman of the Board on a part-time basis for a one-year term. Dr. Mosk was permitted to step down upon 30 days written notice to the Company. Pursuant to the terms of this Agreement, Technomedics was granted options with a seven-year term to purchase a total of 300,000 shares of common stock at an exercise price of $1.00 per share, with the option fully vested upon grant as to 150,000 shares and the option for the balance of the shares to vest in four equal quarterly installments following the date of grant. His fully vested options will be exercisable during their term for up to two years following his ceasing to serve as a director. Dr. Mosk voluntarily resigned as Non Executive Chairman of the Board in January 2007 but remained a director until March 2008. The balance of Technomedics’ 150,000 unvested shares from the November 2006 option grant were cancelled as a result of Dr. Mosk’s voluntary resignation. Dr. Mosk did not receive a further grant of options covering 50,000 shares of common stock that were granted to certain other directors during the fourth quarter of 2006 for their future service as directors. On November 5, 2007, the Company granted a seven year non-qualified option to Technomedics to purchase 75,000 shares of common stock at an exercise price of $1.30 per share, which vested upon the signing of the Molecular Discoveries Agreement.

CDI Agreement

In November 2004, the Company entered into an assignment and license agreement (the “CDI Agreement”) with ChromoDynamics, Inc. (“CDI”), Dr. Daniel Farkas, who was at that time the Chairman, Chief Scientist, and a principal shareholder of SMI, and certain other individuals. Under this agreement Dr. Farkas and the other individuals assigned an invention in the spectral imaging field to the Company and CDI granted an exclusive worldwide sublicense to SMI of rights under United States Patents Nos. 5,796,512 issued in 1998 to Carnegie Mellon University to use the optical imaging technology covered by such patents for medical imaging clinical applications. In September 2005, the Company reached an agreement with Carnegie Mellon University to receive a direct license of the technology from that institution in lieu of the sublicense from CDI. Under the CDI Agreement, the Company was obligated to pay Dr. Farkas and the other individuals a royalty based on the Company’s sales of products incorporating their technology.

In April 2005, the Company purchased from CDI $40,000 of research equipment. In September 2006 in connection with the sale of OMI, the Company sold the research equipment purchased from CDI.

Legal Costs

At December 31, 2007 and 2008, the Company was indebted to a shareholder for legal services for $42,559 and $36,987, respectively, which are included in accrued expenses and accounts payable on the accompanying balance sheets. Legal services provided by the shareholder for the period from February 25, 2004 (date of inception) to December 31, 2008 was approximately $816,000.

Rent

From February 25, 2004 (date of inception) to December 31, 2007, the Company used on a rent-free basis office space of a shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.

5. Commitments and Contingencies:

Operating Lease

In March 2008, the Company entered into a one-year lease at a monthly rental rate of $2,810. Prior to that time, the Company utilized a portion of the office space of a related party at no cost and without a lease agreement so that either party could terminate this arrangement at any time. Total rent expense was zero for the periods from February 25, 2004 (date of inception) to December 31, 2007.

Employment Agreements

The Company entered into an Employment Agreement, effective as of February 18, 2008, with Dr. Manish Singh pursuant to which Dr. Singh serves on a full-time basis as the Company’s President and Chief Executive Officer for a one-year term commencing February 18, 2008. The Company is required under the Employment Agreement to use its commercially reasonable efforts to have Dr. Singh serve as a member of the Company’s Board of Directors during the term of the Employment Agreement.

The Employment Agreement provides for an annual base salary of $200,000, payable monthly, and a $100,000 bonus if the Company generates aggregate net financing proceeds of at least $5,000,000 during the term of the agreement and an additional bonus of $100,000 if the Company generates aggregate net financing proceeds of at least $10,000,000 during the term of the agreement. Pursuant to the Employment Agreement, the Company granted Dr. Singh a seven-year nonqualified stock option on February 18, 2008 under the Company’s Equity Plan to purchase 600,000 shares of the Company’s common stock at an exercise price of $1.00 per share. The option vests in twelve equal monthly installments over the one-year term of the agreement. The option may be exercised during the period that Dr. Singh provides services to the Company and for 24 months after termination for any reason except termination for cause by the Company, provided that such exercise is within the seven-year term of the option.

In the event that the Company terminates the Employment Agreement without cause or does not extend the Employment Agreement upon its expiration for an additional one-year term or Dr. Singh terminates the Employment Agreement due to (i) his principal place of work for the Company being relocated by more than 50 miles, (ii) a material change in his duties, (iii) a failure by the Company to pay him any of his contractual compensation, (iv) a constructive termination of Dr. Singh or unlawful harassment or retaliation against him or (v) a failure by the Company to obtain approval of the increase in the number of authorized shares covered by Equity Plan described above and the cancellation of Dr. Singh’s option by the Company, then the Company upon such termination will be required to make a lump sum payment to Dr. Singh equal to six months of his base annual salary and 50% of the shares covered by his option that have not yet vested will immediately become vested.

Consulting Agreements

Effective as of October 30, 2008, the Company renewed, under similar terms, the consulting agreement with C. Kirk Peacock under which Mr. Peacock agreed to serve as Chief Financial Officer for a one-year term, subject to earlier termination by the Company or Mr. Peacock on 30 days notice. Mr. Peacock will provide his services to the Company on a part-time basis. Under the agreement with Mr. Peacock, Mr. Peacock will be paid $8,000 per month and was granted an option to purchase 50,000 shares of common stock, which will vest monthly over a one-year period, and exercisable within its term during the period Mr. Peacock provides services to the Company and for 24 months after the grantee ceases providing services for any reason other than termination by the Company for cause.

Effective September 1, 2008, the Company entered into a consulting agreement with James Bender, Ph.D. under which Dr. Bender agreed to serve as Vice President – Clinical Development for a one-year term, subject to earlier termination by the Company or Dr. Bender on 15 days notice. Dr. Bender will provide his services to the Company on a part-time basis. For these services, the Company (i) will pay $6,000 per month, (ii) will pay Dr. Bender a success payment of $10,000 if Dr. Bender is able to have the Company’s IND for a Phase I cancer stem cell vaccine trial cleared by March 31, 2009 and $20,000 if Dr. Bender is able to have the Company’s Phase II clinical trial for dendritic cell-based vaccine initiated by June 30, 2009, (iii) issued Dr. Bender a five-year option under the Company’s stock option plan to purchase 66,000 shares of the Company’s common stock at a purchase price of $0.68 per share (the closing price of the Company’s common stock on the grant date), with such option to vest at the rate of 3,000 shares each month during the term of the consulting agreement and with 10,000 shares to vest if Dr. Bender is able to have the Company’s IND for a Phase I cancer stem cell vaccine trial cleared by March 31, 2009 and 20,000 shares to vest if Dr. Bender is able to have the Company’s Phase II clinical trial for a dendritic cell-based vaccine initiated by June 30, 2009.

As contemplated by the Molecular Discoveries agreement, the Company entered into a consulting agreement with Dr. Gelber concurrently with the Company’s acquisition of the monoclonal antibody related technology from Molecular Discoveries under which she will provide certain consulting services to the Company on a part-time basis in connection with its development of the acquired technology during the ten-month period from the closing of the acquisition. For these services, the Company (i) paid Dr. Gelber $30,000 per month for February 2008 and March 2008 and $10,000 per month for April 2008, and $10,000 per month for May 2008, June 2008 and July 2008 (a total of $100,000 unless the Company terminates the consulting agreement prior to the expiration of its ten-month term), (ii) will pay Dr. Gelber a success payment of $50,000 if Dr. Gelber is able during the term of the consulting agreement to generate an interim analysis of pre-clinical data satisfactory to the Company that demonstrates the feasibility of a small cell lung cancer product candidate as a medical diagnostic and predictor of responders for this indication and (iii) issued Dr. Gelber a five-year option under the Company’s stock option plan to purchase 75,000 shares of the Company’s common stock at a purchase price of $0.53 per share (the closing price of the Company’s common stock on the date of the closing of the acquisition), with such option to vest at the rate of 5,000 shares each month during the term of the consulting agreement and with 25,000 shares to vest upon generation of the interim analysis of pre-clinical data described above. Effective August 1, 2008, the Company entered into a new consulting agreement with Dr. Gelber terminating and replacing the existing agreement. Under the new consulting agreement, Dr. Gelber will continue to provide her services to the Company on a part-time basis for one-year. For these services, the Company (i) will pay Dr. Gelber $4,166 per month, (ii) will pay Dr. Gelber a success payment of $28,000 if Dr. Gelber is able during the term of the consulting agreement to meet certain milestones and (iii) issued Dr. Gelber a five-year option under the Company’s stock option plan to purchase 84,000 shares of the Company’s common stock at a purchase price of $0.68 per share (the closing price of the Company’s common stock on the grant date), with such option to vest at the rate of 3,000 shares each month during the term of the consulting agreement and with 48,000 shares to vest upon meeting certain milestones described above.

Research and Development

In connection with the Cedars-Sinai Medical Center License Agreement, the Company has certain commitments as described in Note 4.

6. Shareholders’ Equity (Deficit)

Equity Investments

In April 2005, three individuals purchased a total of 541,800 shares of the Company’s common stock for an aggregate purchase price of $125,000.

In September 2005, the Company issued 154,800 shares of the Company’s common stock in connection with a licensing agreement valued at $152,760. These shares were cancelled in November 2006 in connection with the Company’s sale to Dr. Daniel Farkas of all of the outstanding stock of its SMI subsidiary.

Private Placements

In May 2007, the Company raised $2,262,252 (before offering expenses) from the sale of 1,508,168 shares of common stock and warrants to purchase 1,508,168 shares of common stock at $2.50 per share, to various investors in a private placement. The warrants have a term of two years from the date of issuance.

In April 2007, the Company raised $1,535,153 (before offering expenses) from the sale of 1,023,435 shares of common stock and warrants to purchase 1,023,435 shares of common stock at $2.50 per share, to various investors in a private placement. The warrants have a term of two years from the date of issuance.

In April 2007, the Company raised $300,000 (before offering expenses) from the sale of 200,000 shares of common stock and warrants to purchase 333,334 shares of common stock at $2.50 per share, to an institutional investor in a private placement. The warrants have a term of two years from the date of issuance.

In February 2007, the Company raised $1,200,000 (before offering expenses) from the sale of 800,000 shares of common stock and warrants to purchase 1,333,334 shares of common stock at $2.50 per share, to an institutional investor in a private placement. The warrants have a term of two years from the date of issuance.

In accordance with FAS 133 “Accounting for Derivative Instruments and Hedging Activities”, EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock” and EITF 05-04 “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19,” the Company did not allocate amounts to the warrants issued in connection with the 2007 private placements that represent a derivative liability as no monetary damages will result as long as the Company uses its best efforts to register the shares underlying the warrants.

On January 30, 2006, the Company raised $1,400,000 (before offering expenses) from the sale of 1,400,000 of its units, each unit after the Company’s stock split consisting of one share of common stock and one warrant, to accredited investors in a private placement. The Company granted warrants to purchase 300,000 shares of its common stock for services rendered by two individuals who located investors to make investments in the private placement. During 2006, two investors elected to have their units repurchased by the Company, and the Company acquired the 40,000 shares of common stock and warrants to purchase an additional 40,000 shares of common stock included in their units for $36,000. In October and November 2006, the Company raised an additional $150,000 (before offering expenses) from the sale of 150,000 additional units having the same terms as the units sold in January 2006.

Sale of SMI

On September 11, 2006, the Company sold all of the outstanding capital stock of its SMI subsidiary to Dr. Daniel Farkas, a co-founder of SMI, in exchange for $25,000 in cash and research equipment with a net book value of $40,000 and return of 1,904,300 shares of common stock of the Company held by Dr. Daniel Farkas. No gain or loss was recognized on this transaction.

Stock Options

In February 2005, the Company adopted an Equity Incentive Plan (“Plan”). Pursuant to the Plan, a committee appointed by the Board of Directors may grant, at its discretion, qualified or nonqualified stock options, stock appreciation rights and may grant or sell restricted stock to key individuals, including employees, nonemployee directors, consultants and advisors. Option prices for qualified incentive stock options (which may only be granted to employees) issued under the plan may not be less than 100% of the fair market value of the common stock on the date the option is granted (unless the option is granted to a person who, at the time of grant, owns more than 10% of the total combined voting power of all classes of stock of the Company; in which case the option price may not be less than 110% of the fair market value of the common stock on the date the option is granted). Option prices for nonqualified stock options issued under the Plan are at the discretion of the committee and may be equal to, greater or less than fair market value of the common stock on the date the option is granted. The options vest over periods determined by the Board of Directors and are exercisable no later than ten years from date of grant (unless they are qualified incentive stock options granted to a person owning more than 10% of the total combined voting power of all classes of stock of the Company, in which case the options are exercisable no later than five years from date of grant.) As of December 31, 2008, the Company has reserved 3,400,000 shares of common stock for issuance under the Plan and options to purchase 2,217,910 common shares have been granted under the Plan that are currently outstanding.

The following is a summary of stock option grants issued outside the Plan:

In January 2007, the Company granted an option to purchase 1,500,000 shares of its common stock at an exercise price of $1.10 per share to the Chairman of the Company’s Scientific Advisory Board.

In November 2006, the Company granted an option to purchase 300,000 shares of its common stock at an exercise price of $1.00 per share to a Board member.

In November 2006, the Company granted an option to purchase 5,933,424 shares of its common stock at an exercise price of $1.00 per share to a Board member in connection with the Cedars-Sinai license acquisition.

The following table summarizes stock option activity for the Company during the years ended December 31, 2006, 2007 and 2008:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding December 31, 2005	328,887	$0.32
Granted	6,763,424	$1.00
Exercised	(10,062)	$0.35
Forfeited or expired	(118,165)	$0.28

Outstanding December 31, 2006	6,964,084	$0.98
Granted	1,956,000	$1.14
Exercised	(100,000)	$1.10
Forfeited or expired	(175,000)	$1.04

Outstanding December 31, 2007	8,645,084	$1.02
Granted	1,100,000	$0.77
Exercised	—	$—
Forfeited or expired	(42,750)	$0.86

Outstanding December 31, 2008	9,701,334	$0.99	7.3	$—

Vested or expected to vest at December 31, 2008	9,286,607	$1.01	7.3	$—

As of December 31, 2007 and 2008, the total unrecognized compensation cost related to unvested stock options amounted to $292,996 and $123,365, respectively, which will be amortized over the weighted-average remaining requisite service period of less than one year. During 2005 the Company recorded no stock based compensation under APB 25.

Warrants

As of December 31, 2008, the Company had a total of 6,412,583 outstanding stock purchase warrants issued to investors with exercise prices ranging from $0.15 to $2.50 per share. Such warrants have a weighted-average exercise price of $2.39 per share and a weighted-average remaining contractual life of 0.2 years.

Warrant Derivatives

In connection with the Company’s January 2006 private placement, the Company issued to the investors warrants to purchase 1,400,000 shares of the Company’s common stock at $2.50 per share and paid a finders fee in the form of warrants to purchase 300,000 shares of the Company’s common stock at $0.15 per share. Of the total proceeds from the January 2006 private placement, net of repurchases, $964,600 was allocated to the freestanding warrants associated with the units based upon the fair value of the warrants. The assumptions used in the Black Scholes model for determining the initial fair value of the warrants were as follows: (1) dividend yield of 0%; (2) expected volatility of 100%, (3) risk-free interest rate of 4.50%, and (4) contractual life of 3 years. In accordance with FAS 133 “Accounting for Derivative Instruments and Hedging Activities”, EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock” and EITF 05-04 “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19,” the amounts allocated to the warrants represented a derivative liability that was recorded in the Company’s prior balance sheets. For the years ended December 31, 2006 and 2007, the Company recorded a change in fair value of warrant derivatives of $187,200 and $(1,456,200), respectively. Upon the declaration of effectiveness of the registration of the common shares underlying the warrants in June 2007, the carrying value of warrant derivatives was reclassified to additional paid in capital in the accompanying balance sheet, as the warrants no longer required derivative liability treatment under EITF Issue No. 00-19.

7. Income Taxes

Deferred taxes represent the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Temporary differences result primarily from the recording of tax benefits of net operating loss carryforwards and start-up costs that will be amortized for tax purposes once the Company begins doing business as defined by the Internal Revenue Code.

As of December 31, 2008, the Company has an insufficient history to support the likelihood of ultimate realization of the benefit associated with the deferred tax asset. Accordingly, a valuation allowance has been established for the full amount of the net deferred tax asset.

Deferred taxes consisted of the following:

	December 31, 2007	December 31, 2008
Net operating loss carryforwards	$942,341	$1,960,890
Stock-based compensation	2,160,144	2,365,486
Less valuation allowance	(3,102,485)	(4,326,376)

Net deferred tax asset	$–	$–

At December 31, 2007 and December 31, 2008, the Company had approximately $2,355,852 and $4,902,225, respectively, of net operating loss carryforwards. Due to our equity financing transactions, and other owner shifts as defined in Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, we incurred “ownership changes” pursuant to the Code. Accordingly, our use of net operating loss carryforwards is limited. We are currently studying the impact of Section 382 on the future realization of our various tax attributes. Such losses expire in 2024 through 2028 as of December 31, 2008. The utilization of the carryforwards is dependent upon the Company’s ability to generate sufficient taxable income during the carryforward period.

8. Subsequent Events

Employment Agreement with Dr. Manish Singh

Effective as of February 18, 2009, the Company entered into an employment agreement with Dr. Manish Singh pursuant to which Dr. Singh will continue to serve on a full-time basis as the Company’s President and Chief Executive Officer for a one-year term commencing February 18, 2009. The Company is required under the Employment Agreement to use its commercially reasonable efforts to have Dr. Singh continue to serve as a member of the Company’s Board of Directors during the term of the Employment Agreement.

The Employment Agreement provides for an annual base salary of $250,000, payable bi-weekly, and cash bonuses of (1) $50,000 if the Company completes a financing, a strategic alliance or a merger or acquisition that generates at least $2,500,000 of net proceeds (after commissions) during the term of the agreement; (2) $100,000 if the Company completes a financing, a strategic alliance or a merger or acquisition that generates at least $5,000,000 of net proceeds (after commissions) during the term of the agreement; or (3) $200,000 if the Company completes a financing, a strategic alliance or a merger or acquisition that generates at least $10,000,000 of net proceeds (after commissions) during the term of the agreement. The total cash bonus payable shall not exceed $200,000. Pursuant to the Employment Agreement, the Company granted Dr. Singh a seven-year nonqualified stock option on February 18, 2009 under the Company’s Equity Plan (the “Plan”) to purchase 700,000 shares of the Company’s common stock at an exercise price of $0.15 per share. The option shall vest (i) as to 300,000 shares in twelve equal monthly installments of 25,000 shares each over the twelve-month period from and immediately following the grant date, (ii) as to 200,000 shares if the Company achieves during term of the agreement either (a) a volume weighted average trading price for its common stock of greater than $1.00 for any 30-day period during the term of the agreement on average daily trading volume of at least 10,000 shares, or (b) working capital at the end of the term of the agreement of at least $5,000,000; and (iii) as to 200,000 shares if the Company achieves during term of the agreement either (a) a volume weighted average trading price for its common stock of greater than $1.50 for any 30-day period during the term of the agreement on average daily trading volume of at least 10,000 shares or (b) working capital at the end of the term of the agreement of at least $8,000,000. The option may be exercised during the period that Dr. Singh provides services to the Company and for 24 months after termination for any reason except termination for cause by the Company, provided that such exercise is within the seven-year term of the option.

In the event that the Company terminates the Employment Agreement without cause or does not extend the Employment Agreement upon its expiration for an additional one-year term or Dr. Singh terminates the Employment Agreement due to (1) his principal place of work for the Company being relocated by more than 50 miles, (2) a material change in his duties, (3) a failure by the Company to pay him any of his contractual compensation, or (4) a constructive termination of Dr. Singh or unlawful harassment or retaliation against him, then the Company upon such termination will be required to make a lump sum payment to Dr. Singh equal to six months of his base annual salary and 50% of the shares covered by his option (or 100% of all such shares if the Company is not the surviving entity in a Corporate Transaction (as defined by the Plan) that have not yet vested will immediately become vested.

In the event the Company completes a merger in which Dr. Singh is offered an executive position with the Company or surviving corporation for at least a one-year term, with an annual base salary of $250,000 and a cash bonus and option compensation package having an aggregate value of at least $75,000 (as determined in good faith by the Company or surviving corporation), Dr. Singh will not be entitled to terminate the Employment Agreement based on a change in duties and responsibilities or a location change.

Warrant Modifications

In January 2009, the Company delivered notice to warrant holders in connection with the reduction from $2.50 to $0.25 per share of the exercise price of warrants to purchase a total of 6,112,583 shares of the Company’s common stock and in connection with the extension of the expiration date of warrants to purchase a total of 6,412,583 shares of common stock of the Company from earlier dates in 2009 to June 30, 2009. The Company expects to incur a significant charge in the first quarter of 2009 in connection with these modifications.

Office Lease

In January 2009, the Company renewed its one-year lease expiring February 28, 2010 at a monthly rental rate of $2,894.